<u>Exhibit A</u>

<u>JV Operating Agreement</u>

(see attached)

[FORM OF]

GOLDEN QUEEN MINING COMPANY, LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF [   ], 2014

TABLE OF CONTENTS


Page


(continued)

TABLE OF CONTENTS

(continued)

i

TABLE OF CONTENTS

i

US_ACTIVE:\44421832\19\76830.0322

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

EXHIBITS

v

GOLDEN QUEEN MINING COMPANY, LLC
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement of Golden Queen Mining Company, LLC (this "Agreement") is entered into and made effective as of [ ], 2014 (the "Effective Date"), and is by and among Golden Queen Mining Company, LLC, a California limited liability company (the "Company"), Gauss LLC, a Delaware limited liability company ("Gauss"), Golden Queen Holdings, Inc., a California corporation ("GQ Holdco") (Gauss and GQ Holdco, collectively, the "Original Members", and together with certain other Persons from time to time in accordance with the terms of this Agreement, the "Members") and, solely for purposes of Section 18.9, Golden Queen Mining Co. Ltd., a British Columbia corporation and the sole stockholder of GQ Holdco ("Golden Queen").

RECITALS

WHEREAS, Golden Queen Mining Company, Inc., was organized as a California corporation on December 19, 1985 (the "Corporation");

WHEREAS, on [ ], 2014, the board of directors of the Corporation adopted a resolution adopting and approving the conversion of the Corporation to a limited liability company and the adoption of a Limited Liability Company Agreement (the "LLC Agreement"), and recommending such conversion and the adoption of the LLC Agreement to the sole stockholder of the Corporation, pursuant to Section 1152 of the California Corporations Code (the "CCC");

WHEREAS, on [ ], 2014, GQ Holdco as the sole stockholder of the Corporation adopted and approved the conversion of the Corporation to a limited liability company and the adoption of the LLC Agreement pursuant to Section 1152 of the CCC;

WHEREAS, on [ ], 2014, the Corporation was converted to a limited liability company pursuant to Section 1152 of the CCC and the California Revised Uniform Limited Liability Company Act, as amended from time to time (the "Act"), by causing the filing with the Secretary of State of the State of California of Articles of Organization – Conversion (the "Articles of Organization" and such conversion, the "Conversion");

WHEREAS, pursuant to the Conversion, the sole stockholder of the Corporation became the sole member of the Company, the shares of capital stock in the Corporation were converted into one hundred and ten thousand (110,000) Units of the Company, and the sole stockholder of the Corporation became the owner of all of the limited liability company interests in the Company (the "Interests");

WHEREAS, on [ ], 2014, following the effective time of the Conversion, GQ Holdco as the sole member of the Company, entered into the LLC Agreement;

WHEREAS, Gauss Holdings LLC, a Delaware limited liability company and a member of Gauss ("LUK Holdco"), Auvergne, LLC, a Delaware limited liability company and a member of Gauss ("Auvergne"), Gauss, Golden Queen and the Corporation, entered into that certain Transaction Agreement, dated as of June 8, 2014 (the "Transaction Agreement");

WHEREAS, the Transaction Agreement provides that, in connection with the consummation of the transactions contemplated by the Transaction Agreement, the Company shall issue one hundred and ten thousand (110,000) Units to Gauss in exchange for a capital contribution by Gauss in the amount of one hundred and ten million U.S. Dollars (US$110,000,000.00), Gauss shall become a member of the Company, and the LLC Agreement shall be amended and restated in its entirety;

WHEREAS, GQ Holdco and the Company are entering into this Agreement in reliance upon Gauss's obligation to make, as applicable, the Mandatory Top Up Contribution in accordance with Section 3.4(b) or the Mandatory Alternative Contribution in accordance with Section 3.4(c) to provide adequate funding for the Soledad Mountain Project, and, in connection therewith, Leucadia National Corporation, a New York corporation and parent of LUK Holdco ("LUK"), entered into an equity commitment letter with LUK Holdco and Gauss whereby LUK agreed to fund such amounts to LUK Holdco (for LUK Holdco to subscribe for units of Gauss) as are necessary for Gauss to be able to fund the Mandatory Top Up Contribution or the Mandatory Alternative Contribution, as applicable;

WHEREAS, the Original Members are entering into this Agreement to provide for, among other things, the management of the business and affairs of the Company, the allocation of profits and losses among the Members, the respective rights and obligations of the Members to each other and to the Company, and certain other matters;

WHEREAS, the Members intend to treat, and the Company shall take no position inconsistent with treating, the Company as a partnership for United States federal, state and local income and franchise tax purposes, unless otherwise agreed by all of the Members; and

WHEREAS, the parties hereto wish to effect (i) the amendment and restatement of the LLC Agreement, and (ii) the continued operation of the Company on the terms set forth herein.

AGREEMENT

NOW, THEREFORE, the Members agree as follows:

1. DEFINITIONS

For purposes of this Agreement: (a) references to "Articles," "Exhibits" and "Sections" are to Articles, Exhibits and Sections of this Agreement unless explicitly indicated otherwise, (b) references to statutes include all rules and regulations thereunder, and all amendments and successors thereto from time to time; and (c) the word "including" shall be construed as "including without limitation."

"Accredited Investor" has the meaning defined in Rule 501(a) of Regulation D.

"Act" is defined in the Recitals to this Agreement.

"Affiliate" means with respect to any specified Person, any Person that directly or through one or more intermediaries Controls or is Controlled by or is under common Control with the specified Person.

"Agreement" is defined in the Preamble to this Agreement.

"Answer" is defined in Section 18.4.1.

"Appraiser" is defined in Section 3.6(d)(ii).

"Arbitration" is defined in Section 18.4.

"Arbitration Hearing" is defined in Section 18.4.5.

"Arbitration Rules" is defined in Section 18.4.3.

"Arbitrator" is defined in Section 18.4.2.

"Arbitrator Engagement Date" is defined in Section 18.4.4.

"Articles of Organization" is defined in the Recitals to this Agreement.

"Asset Value" of any property of the Company means its adjusted basis for federal income tax purposes unless:

(a)   the property was accepted by the Company as a contribution to capital at a value different from its adjusted basis, in which event the initial Asset Value for such property shall mean the gross fair market value of the property agreed to by the Company and the contributing Member; or

(b)   as a consequence of the issuance of additional Units or the redemption of all or part of the Interest of a Member, the property of the Company is revalued in accordance with Treasury Regulations Sections 1.704-1(b) and 1.704-2.

As of any date, references to the "then prevailing Asset Value" of any property shall mean the Asset Value last determined for such property less the depreciation, amortization and cost recovery deductions taken into account in computing Profit or Loss in fiscal periods subsequent to such prior determination date.

"Auvergne" is defined in the Recitals to this Agreement.

"Available Cash" means all cash on hand less any amounts necessary to pay or establish reserves for all expenses of the Company (including general and administrative expenses, contract and marketing costs, debt payments, taxes, capital expenditures, replacements, future acquisitions and investments and contingencies), all as reasonably determined on a periodic basis by the Board of Managers.

"Award" is defined in Section 18.4.6.

"Board of Managers" or "Board" means the board of managers of the Company elected and determined in accordance with Article 7.

US_ACTIVE:\44421832\19\76830.0322

"Budget" means a detailed estimate of the income and expenses of the Company for a given period in the future and a plan of operations based on such estimate.

"Business Day" means any day other than: (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

"Capital Account" is defined in Section 4.1 of Exhibit B.

"Capital Contribution" means with respect to any Member, the sum of (i) the amount of money plus (ii) the fair market value of any other property (net of liabilities assumed or to which the property is subject) contributed to the Company with respect to the Interest held by such Member pursuant to this Agreement.

"Capital Raise Amount" is defined in Section 3.6(b).

"CCC" is defined in the Recitals to this Agreement.

"Claimant" is defined in Section 18.4.1.

"Clay Family" means (i) Landon Clay and Harris Clay, (ii) any Family Member of Landon Clay or Harris Clay, (iii) any trust primarily for the benefit of, or the estate of, one or more of the Persons described in the foregoing clauses (i) and (ii), and (iv) any partnership, corporation, joint venture, limited liability company, limited liability partnership, business trust, cooperative, association or other entity the entire beneficial ownership of which is held by one or more of the Persons described in the foregoing clauses (i), (ii) and (iii).

"Clay Family Member" means any Person in the Clay Family.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" is defined in the Preamble to this Agreement.

"Confidential Information" is defined in Section 9.5.1.

"Continuing Obligations" means obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Properties have ceased or are suspended (including future monitoring, stabilization or Environmental Compliance).

"Control" (including the terms "Controlled by" and "under common Control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"Conversion" is defined in the Recitals to this Agreement.

"Corporation" is defined in the Recitals to this Agreement.

"Demand" is defined in Section 18.4.1.

4

"Development" means all preparation (other than Exploration) for the removal and recovery of Products, including construction and installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Products, and all related Environmental Compliance.

"Distribution" means cash or property (net of liabilities assumed or to which the property is subject) distributed to a Member in respect of the Member's Interest.

"Effective Date" is defined in the Preamble to this Agreement.

"Election Date" is defined in Section 3.6(b).

"Emergency" shall mean a sudden and unexpected event (including, for the avoidance of doubt, any release or threatened release of hazardous substances into the environment) that (i) requires notification to any Governmental Entity under applicable law or (ii) that causes, or risks causing, (A) substantial damage to any of the assets or properties of the Company or the property of any other Person, (B) death of or injury to any Person, (C) damage or substantial risk of damage to natural resources (including wildlife) or the environment, (D) safety concerns associated with continued operations of the Company's assets and properties or (E) non-compliance with any applicable law; in each case, to the extent such event is of such nature that immediate action is required and, in the reasonable discretion of the Chief Executive Officer, cannot await prior consultation with, or (to the extent a formal decision would otherwise be required under the terms of this Agreement) a formal decision from, the Board of Managers.

"Environmental Compliance" means any actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

"Environmental Compliance Fund" means such amounts as the Board of Managers may determine will be necessary to cover the costs of reasonably anticipated Environmental Compliance (including reasonably anticipated costs of mine closures, post-Operations Environmental Compliance and Continuing Obligations).

"Environmental Laws" means any law, now or hereafter in effect, aimed at or in any way relating to the protection of human health and safety, the environment or natural resources, or reclamation or restoration of the Properties, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), the Emergency Planning and Community Right to Know Act (42 U.S.C. § 11001 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300 et seq.), the Pollution Prevention Act (42 U.S.C. § 13101 et seq.), the Federal Mine Safety and Health Act (30 U.S.C. § 801 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and all counterpart or other similar California laws, including, without limitation, Division 20, Chapter 6.5 of the California Health & Safety Code (Hazardous Waste Control, Division 20, Chapter 6.8 of the California

US_ACTIVE:\44421832\19\76830.0322

Health & Safety Code (the Carpenter-Presley-Tanner Hazardous Substance Act), Division 20, Chapter 6.6 (the Safe Drinking Water and Toxic Enforcement Act of 1986), Division 7 of the California Water Code (the Porter-Cologne Water Quality Control Act) and Chapter 9, Division 2 of the California Public Resources Code (the Surface Mining and Reclamation Act), as each has been or may be amended, and the regulations promulgated pursuant thereto, and common law principles, including, without limitation, nuisance, trespass and negligence.

"Excess Amount" is defined in Section 3.6(b).

"Excess Units" is defined in Section 12.1.1.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Expense Reimbursement Letter" means that certain letter agreement, by and between the Company and Golden Queen, dated as of the date of this Agreement, relating to the reimbursement by the Company of certain expenses of Golden Queen.

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products, including but not limited to additional drilling required after discovery of potentially commercial mineralization, and including related Environmental Compliance.

"Fair Market Value" is defined in Section 3.6(c).

"Family Member" means, with respect to any Person who is an individual, any lineal descendants (including adoptive relationships) of such Person.

"Feasibility Contractor" means any engineering firm engaged by the Company for purposes of preparing or auditing any Feasibility Study.

"Feasibility Study" means a report, in a form and of a scope generally acceptable to reputable financial institutions that provide financing to the Mining industry, containing an analysis and evaluation of a proposed project to determine whether (i) it is technically feasible, (ii) it is feasible within a certain cost estimate, and (iii) it will be profitable.

"Final Transfer Date" is defined in Section 12.1.3.

"Fiscal Year" means the fiscal year of the Company, which shall be the Company's taxable year as determined under Regulations Section 1.441-1 or Section 1.441-2 and the Regulations under Section 706 of the Code, which is the taxable year ending on December 31, or such other Fiscal Year as determined by the Board of Managers.

"GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

"Gauss" is defined in the Preamble to this Agreement.

US_ACTIVE:\44421832\19\76830.0322

"Gauss LLC Agreement" means the Amended and Restated Limited Liability Company Agreement of Gauss, dated as of [_____], 2014.

"Gauss Permitted Transferee" means, (a) with respect to LUK Holdco, any Subsidiary of LUK which LUK Controls and of which it is the beneficial owner (within the meaning of the Securities Act) of at least 80% of the outstanding equity interests; and (b) with respect to Auvergne, any Clay Family Member.

"Golden Queen" is defined in the Preamble to this Agreement.

"Governmental Entity" shall mean any (a) national, state, county, municipal or local government (whether domestic or foreign) and any political subdivision thereof, (b) court or administrative tribunal, (c) other governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body, agency, bureau or entity of competent jurisdiction (including any zoning authority, or state public utility commission, or any comparable authority), (d) non-governmental agency, tribunal or entity that is properly vested by a governmental authority with applicable jurisdiction, and (e) arbitrator or arbitral panel.

"Governmental Fees" means all location fees, mining claim rental fees, mining claim maintenance payments and similar payments required by applicable law to locate and hold unpatented mining claims.

"GQ Holdco" is defined in the Preamble to this Agreement.

"GQ Top Up Right" has the meaning given to such term in Section 3.4(b).

"Indemnified Persons" is defined in Section 14.1.

"Initiating Seller" is defined in Section 12.2.1.

"Interests" is defined in the Recitals to this Agreement.

"IRS" means the Internal Revenue Service.

"Issuance Notice" is defined in Section 3.6(b).

"JAMS" is defined in Section 18.4.2.

"LLC Agreement" is defined in the Recitals to this Agreement.

"Loss" means any item of loss or deduction of the Company as determined under the capital accounting rules of Treasury Regulations Section 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of the Members including, without limitation, the provisions of paragraphs (b), (f) and (g) of those regulations relating to the computation of items of deduction and loss.

"LUK" is defined in the Recitals to this Agreement.

"LUK Holdco" is defined in the Recitals to this Agreement.

"Majority Member" is defined in Section 12.5.1.

"Manager" means any Person that is a member of the Board of Managers.

"Manager Supermajority" means a majority of the Managers appointed by each of Gauss and GQ Holdco; provided, that, if GQ Holdco only has the right to designate two (2) Managers in accordance with Section 7.3.2, the affirmative vote or written consent of four of the five Managers shall be required.

"Mandatory Alternative Contribution" is defined in Section 3.4(c).

"Mandatory Top Up Contribution" is defined in Section 3.4(b).

"Members" means the Original Members and any other Person that both acquires an Interest in the Company and is admitted to the Company as a Member in accordance with this Agreement.

"Mining" means the mining, extracting, producing, beneficiating, handling, milling or other processing of Products.

"Minority Member" is defined in Section 12.5.1.

"Minority Units Price" is defined in Section 12.5.2(b)(i).

"Modification" means (i) a material increase in mining or production capacity; (ii) a material change in the recovery process; or (iii) a material change in waste or tailings disposal methods; provided, that such increase or change shall be deemed "material" if (a) it is anticipated to cost more than 50% of the original capital costs attributable to the Development of the mining or production capacity, recovery process or waste or tailings disposal facility or (b) it adds more than 50% to the mineable ore reserves, plant throughput or tailings disposal capacity to be expanded or modified.

"MSHA" means the Federal Mine Safety and Health Administration, which administers the Federal Mine Safety and Health Act, 30 U.S.C. §801, *et seq*.

"Net Smelter Return Royalty" means a percentage of the total receipts from any smelter, mint, or refinery on account of the sale of ores, minerals and other mineral resources by the Company, less the transportation costs from the Soledad Mountain Project to the place of sale, and less the costs, penalties, treatment charges and other charges paid to (or deducted from any amount paid by) the smelter, mint, or refinery.

"New Units" is defined in Section 3.6(b).

"Non-Selling Members" is defined in Section 12.1.1.

"Notice of Proposed Sale" is defined in Section 12.2.2.

"Notice of Purchase" is defined in Section 12.1.1.

8

"Notice of Sale" is defined in Section 12.1.1.

"Offer Period" is defined in Section 12.1.1.

"Offered Units" is defined in Section 12.1.1.

"Operations" means the Exploration, Development and Mining activities of the Company.

"Optional Contribution Period" is defined in Section 3.4(b).

"Original Members" is defined in the Preamble to this Agreement.

"Original Unit Price" shall be an amount of one thousand U.S. Dollars (US$1,000.00).

"Participating Member" is defined in Section 12.1.1.

"Percentage Interest" of a Member as of a particular time shall mean the amount, expressed as a percentage, equal to (i) the number of Units such Member owns at such time, divided by (ii) the total number of Units outstanding at such time.

"Permitted Transferee" means, with respect to any Person, an Affiliate of such Person; provided, that, for purposes of this definition, Auvergne and LUK Holdco shall be (or deemed to be) Affiliates of Gauss.

"Person" means an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, Governmental Entity, or any other legal entity, including any Member.

"Products" means all ores and minerals produced from the Properties.

"Profit" means any item of income or gain of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of the Members including, without limitation, the provisions of paragraphs (b), (f) and (g) of those regulations relating to the computation of items of income or gain.

"Program" means a detailed description of Operations to be conducted and objectives to be accomplished by the officers of the Company for a given period in the future.

"Property" or "Properties" means any interests in real property owned by the Company.

"Proposed Transferee" is defined in Section 12.2.1.

"Qualified Sale" shall mean (i) a transaction or series of related transactions, whether or not the Company is a party thereto, in which, after giving effect to such transaction or transactions and the provisions of Section 12.5.3, GQ Holdco and its Permitted Transferees and Gauss and its Permitted Transferees would cease to own, either directly or indirectly, any Units or equity securities of any other surviving entity immediately following the consummation of

US_ACTIVE:\44421832\19\76830.0322

such transaction or transactions, or (ii) a sale or other disposition of all or substantially all of the assets of the Company; in each case, where the aggregate purchase price shall be payable in cash.

"Regulation D" means Regulation D under the Securities Act.

"Regulations" means the Treasury regulations, including temporary regulations, promulgated under the Code.

"Respondent" is defined in Section 18.4.1.

"Sale" is defined in Section 12.2.1.

"Sale Percentage" is defined in Section 12.2.1.

"Sale Process" is defined in Section 12.5.1(c).

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules, regulations and interpretations promulgated pursuant thereto.

"Selling Member" is defined in Section 12.1.1.

"Soledad Mountain Project" means the mine exploration, development and operating project located in Kern County, California and owned and controlled by the Company.

"Tag-Along Notice" is defined in Section 12.2.3.

"Tag-Along Period" is defined in Section 12.2.3.

"Tag-Along Right" is defined in Section 12.2.1.

"Taxes on Pass-Through Income" is defined in Section 5.1.2(a).

"TMP" is defined in Section 1.1 of Exhibit B.

"Top Up Amount" is defined in Section 3.4(b).

"Top Up Notice" is defined in Section 3.4(b).

"Transaction Agreement" is defined in the Recitals to this Agreement.

"Transfer" means a direct or indirect sale, assignment, pledge, encumbrance, abandonment, disposition or other transfer.

"Trigger Date" is defined in Section 12.5.1.

"Units" is defined in Section 3.2.

"Unwinding Event" is defined in Section 11.2.

"Withholding Indemnified Parties" and "Withholding Indemnified Party" are defined in Section 5.4.

2. FORMATION AND PURPOSE

2.1 Formation. The Company was converted from a California corporation into a California limited liability company in accordance with Section 1152 of the CCC by the filing of the Articles of Organization – Conversion with the California Secretary of State. The LLC Agreement is hereby amended and restated in its entirety, and the Company is hereby continued. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 Name. The name of the Company is "Golden Queen Mining Company, LLC". The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate. The Board of Managers shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate.

2.3 Registered Office/Agent. The registered office required to be maintained by the Company in the State of California pursuant to the Act shall initially be 15772 K Street, Mojave California, 93501. The name and address of the registered agent of the Company pursuant to the Act shall initially be CT Corporation System, 818 W. Seventh St., Los Angeles, CA 90017. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Board of Managers.

2.4 Term. The term of the Company shall continue indefinitely unless sooner terminated as provided herein. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles of Organization as provided in the Act.

2.5 Purpose. The Company is formed solely for the purpose of, and the nature of the business to be conducted by the Company is solely, developing, bringing into production and operating the Soledad Mountain Project. In pursuance solely thereof, the Company shall possess and may exercise all the powers and privileges granted by the Act, by any other law or by this Agreement, together with any powers incidental thereto, including such powers and privileges as are necessary or convenient to the conduct, promotion or attainment of the purposes of the Company.

2.6 Powers. Without limiting the generality of Section 2.5, the Company shall have the power and authority to take any actions necessary, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.5, including without limitation the power:

(a) To conduct its business, carry on its operations and exercise the powers granted to a limited liability company by the Act in any country, state, territory, district or other jurisdiction, whether domestic or foreign;

(b)   To acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property;

(c)   To negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, perform and carry out and take any other action with respect to contracts or agreements of any kind, and any leases, licenses, guarantees and other contracts for the benefit of or with any Member or any Affiliate of any Member, to the extent that such contracts may be deemed necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(d)   To purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, individuals or other Persons, or direct or indirect obligations of the United States or any government, state, territory, governmental district or municipality or any instrumentality of any of them;

(e)   To lend money, to invest and reinvest its funds, and to accept real and personal property for the payment of funds so loaned or invested;

(f)   To borrow money and issue evidence of indebtedness, and to secure the same by a mortgage, pledge, security interest or other lien on the assets of the Company;

(g)   To pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

(h)   To sue and be sued, defend and participate in administrative or other proceedings in its name;

(i)   To appoint employees, officers, agents, consultants and representatives of the Company, and define their duties and fix their compensation;

(j)   To indemnify any Person in accordance with the Act and this Agreement;

(k)   To cease its activities and cancel its Articles of Organization; and

(l)   To make, execute, acknowledge and file any documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

2.7   Certificates. The officers of the Company and such other Persons as may be designated from time to time by the Board of Managers are hereby designated as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Articles of Organization or any certificate of cancellation of the Articles of Organization and any other certificates and any amendments or restatements thereof necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8   Principal Office. The principal executive office of the Company shall be located at such place as the Board of Managers shall establish, and the Board may from time to time change the location of the principal executive office of the Company to any other place within or without the State of California. The Board may establish and maintain such additional offices and places of business of the Company, either within or without the State of California, as it deems appropriate. The records required to be maintained by the Act shall be maintained at one of the Company's principal offices, except as required by the Act.

3.   MEMBERSHIP, CAPITAL CONTRIBUTIONS AND UNITS

3.1   Members. The Members of the Company shall be listed on Exhibit A, as from time to time amended and supplemented in accordance with this Agreement. Exhibit A shall be amended from time to time so that it sets forth the then current list of Members, the total amount of Capital Contributions made by each such Member, the number of Units held by such Member, and the Member's Percentage Interest. The Board of Managers shall have the right to cause Exhibit A to be updated from time to time as necessary to reflect accurately the information required to be included therein by virtue of any developments after the date hereof. Any revision to Exhibit A made in accordance with this Section 3.1, Section 3.3, Section 3.4 or Section 3.6, or in connection with any Transfer of Units permitted under this Agreement, shall not be deemed an amendment to this Agreement for purposes of Article 17 and no action of any Member shall be required to amend or update Exhibit A hereto. Any reference in this Agreement to Exhibit A shall be deemed to be a reference to Exhibit A as revised and in effect from time to time.

3.2   Member Interests and Units. The Interests of the Members of the Company shall be divided into units of one class ("Units").

3.3   Additional Members and Units. Subject to Sections 3.4(b) and 3.4(c), (i) no Member shall be required to make any additional Capital Contributions to the Company and (ii) no Member shall be permitted to make any additional Capital Contributions to the Company without the consent of the Board of Managers. Subject to Section 3.6 hereof, the Board of Managers may issue Units and admit Persons as Members in exchange for such contributions to capital (including commitments to make contributions to capital) or such other consideration (including past or future services) and on such terms and conditions (including in the case of Units issued to employees and consultants such vesting and forfeiture provisions) as the Board determines to be appropriate. If additional Units are subsequently issued by the Company, the Capital Account (if any) with respect to those Units as of the date of issuance and the Capital Contributions (if any) that shall be deemed to be made by the Member receiving such Units as of the date of issuance shall be set forth in the agreement pursuant to which the additional Units are issued. Promptly following the issuance of Units, the Board shall cause the books and records of the Company, and an amended Exhibit A hereto, to reflect the number of Units issued, any Members or additional Members holding such Units, the revised Percentage Interests of each Member and, in the case of Units issued other than in connection with the performance of services, the Capital Contribution per Unit, and the Company shall promptly provide the amended Exhibit A to each Member. Upon the receipt of approvals as required under this Agreement, execution of this Agreement or a counterpart of this Agreement, together with any other documents or instruments required by the Board in connection therewith, and the making

of the Capital Contribution (if any) specified to be made at such time, a Person shall be admitted to the Company as a Member of the Company.

3.4   Capital Contributions.

(a)   Each Member's Capital Contribution, if any, whether in cash or in-kind, and the number of Units issued to such Member shall be as set forth in Exhibit A. Any Member making an in-kind Capital Contribution agrees from time to time to do such further acts and execute such further documents as the Board may direct to perfect the Company's interest in such in-kind Capital Contribution. None of the Members or their Affiliates shall be obligated to make any loan or advance to the Company.

(b)   GQ Holdco shall have the right, which it may elect to exercise in its sole discretion, to make a single Capital Contribution to the Company during the period from the Effective Date to the date that is nine (9) months following the Effective Date ("Optional Contribution Period"), in an amount determined in GQ Holdco's sole discretion (the "Top Up Amount"), but that shall be no less than fifteen million U.S. Dollars (US$15,000,000.00) and no more than twenty five million U.S. Dollars (US$25,000,000.00), with each such threshold being reduced by fifty percent (50%) of the amount of any proceeds received by the Company from any debt financing transaction that is not specifically contemplated by this Agreement (the "GQ Top Up Right"), and Gauss shall be required to make a Capital Contribution in an amount equal to the Top Up Amount ("Mandatory Top Up Contribution") on the same date as GQ Holdco makes its Capital Contribution. In the event that GQ Holdco elects to exercise the GQ Top Up Right, GQ Holdco shall give written notice thereof to Gauss at least twenty (20) Business Days prior to the proposed funding date (the "Top Up Notice"), and the delivery of such notice shall constitute an irrevocable undertaking by GQ Holdco to make its Capital Contribution as set forth therein. The Top Up Notice shall specify the Top Up Amount and the proposed funding date (which must be a date within the Optional Contribution Period). GQ Holdco and Gauss shall make their Capital Contributions pursuant to this Section 3.4(b) on the proposed funding date set forth in the Top Up Notice.

(c)   In the event that GQ Holdco does not exercise the GQ Top Up Right, then Gauss shall be obligated, and hereby agrees, to make a Capital Contribution to the Company in an amount of forty million U.S. Dollars (US$40,000,000.00), with such amount being reduced on a dollar for dollar basis in the amount of any proceeds received by the Company from any debt financing transaction that is not specifically contemplated by this Agreement ("Mandatory Alternative Contribution"), within twenty (20) Business Days after the earliest to occur of (i) the expiration of the Optional Contribution Period, (ii) the date on which GQ Holdco delivers a written notice to Gauss and the Company that it fully and irrevocably waives its right to exercise the GQ Top Up Right and (iii) GQ Holdco's failure to contribute the Top Up Amount in accordance with Section 3.4(b).

(d)   The Company shall issue Units in exchange for the Capital Contributions made by GQ Holdco and Gauss pursuant to Section 3.4(b) or by Gauss pursuant to Section 3.4(c), and, notwithstanding anything to the contrary in this Agreement, such Units shall be issued at a price per Unit equal to the Original Unit Price.

US_ACTIVE:\44421832\19\76830.0322

(e)   Notwithstanding anything to the contrary in this Agreement, for all purposes under this Section 3.4, if, during the Optional Contribution Period, Golden Queen has filed a registration statement with the SEC in respect of the Rights Offering (as defined in the Transaction Agreement) and, prior to the expiration of the Optional Contribution Period, the SEC has notified Golden Queen that such registration statement will be subject to a "full review", then the Optional Contribution Period shall end on the date that is the one (1) year anniversary of the Effective Date.

3.5   Interest Payments. No interest shall be paid to any Member with respect to such Member's Capital Contributions or Capital Account. All Capital Contributions shall be denominated and payable in U.S. dollars.

3.6   Additional Capital.

(a)   The Board of Managers shall not seek additional Capital Contributions from Members or issue additional Units to non-Members except in compliance with the provisions of Section 3.4 and this Section 3.6. This Section 3.6 shall not in any way restrict the Board of Managers' ability to borrow money or seek financing for Company activities by means other than seeking additional Capital Contributions.

(b)   In the event the Board of Managers determines to raise capital, it shall issue Units (such Units to be issued by the Company, collectively, the "New Units"), with the Board of Managers giving each Member written notice of such proposed issuance at least ten (10) days prior to the proposed issuance date (an "Issuance Notice"). The Issuance Notice shall specify the aggregate amount of capital proposed to be raised (the "Capital Raise Amount"), the proposed price at which the New Units are proposed to be issued (subject to Section 3.6(c)) and the other material terms and conditions of the issuance, including the proposed closing date. Each Member shall be entitled to subscribe, on the terms and conditions specified in the Issuance Notice, for its *pro rata* portion (in accordance with its Percentage Interest) of the Capital Raise Amount. A Member may exercise its right by delivering written notice of its election to subscribe for a portion of the Capital Raise Amount to the Board of Managers within ten (10) days after receipt of the Issuance Notice. If any Member fails to exercise its right under this Section 3.6(b), or elects to exercise such rights with respect to less than such Member's *pro rata* share (the difference between such Member's *pro rata* share of the Capital Raise Amount and the portion of the Capital Raise Amount for which such Member exercised its preemptive rights, the "Excess Amount"), the other Member, if it elected to exercise its rights with respect to its full *pro rata* share shall be entitled to subscribe for the Excess Amount (the date on which the other Member delivers notice of its election to subscribe for the Excess Amount, the "Election Date"). This Section 3.6(b) shall not apply to any Capital Contributions and issuances of Units pursuant to, and in accordance with, Sections 3.4(b), 3.4(c) and 3.4(d).

(c)   If any Member fails to exercise its right under Section 3.6(b), or elects to exercise such right with respect to less than such Member's *pro rata* share, and the other Member elects to subscribe for an additional portion of the Capital Raise Amount, then, notwithstanding anything to the contrary in this Agreement, the New Units shall be issued at the price per New Unit set forth in Section 3.6(d) (the "Fair Market Value").

15

(d)　The Fair Market Value of a New Unit for purposes of Section 3.6(c) shall be determined as follows:

(i)　the Fair Market Value of such New Unit shall be an amount agreed in writing by the good faith determination of the Board of Managers within ten (10) days after the Election Date; or

(ii)　if the Board of Managers, after good faith efforts, does not reach an agreement pursuant to clause (i) above, GQ Holdco and Gauss shall, within fifteen (15) days following the Election Date, designate a qualified independent mining valuator of recognized national standing (an "Appraiser") acceptable to both GQ Holdco and Gauss to determine the Fair Market Value. If GQ Holdco and Gauss cannot agree on the identity of the Appraiser within the fifteen (15) day determination period, each of GQ Holdco and Gauss shall, within three (3) days, provide a list of three (3) such qualified independent mining valuators, and they shall each alternately strike (with the person striking first being randomly drawn) names from the combined list until only one (1) name remains; the remaining name shall be the Appraiser. The Appraiser shall determine the Fair Market Value of the New Units, which shall be the amount that would be distributed in respect of such Units if (1) all of the Units were sold for cash in an arm's-length transaction qualifying as a change of control with a single willing unaffiliated third party, with no party to such sale transaction having any compulsion to buy or sell in the context of such sale transaction, but without applying any discount for minority status, control premium, or discount for lack of liquidity, and (2) the proceeds of such sale had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in Section 5.2. The Appraiser's final determination of the Fair Market Value shall be (i) in writing and signed by the Appraiser, and (ii) furnished to the Board of Managers and the Members as soon as practicable after such matter has been referred to such Appraiser, which shall not be more than fifteen (15) days after his or her appointment. The Appraiser's final determination shall be conclusive and binding upon the Board of Managers and the Members on the date of delivery of such written determination and shall not be subject to collateral attack for any reason (other than fraud or manifest error). The Company shall provide the Appraiser reasonable access to members of management of the Company and to the books and records of the Company so as to allow the Appraiser to conduct due diligence examinations in scope and duration as are customary in valuations of this kind. The fees and expenses of the Appraiser shall be borne by the Company. In no event shall the price referred to in this Section 3.6(d)(ii) be zero (-0-) or less than zero (-0-).

4.　CAPITAL ACCOUNTS

4.1　Allocations. The Profit and Loss of the Company and any items of income, gain, deduction or loss that are specially allocated in any Fiscal Year or other fiscal period shall be allocated among the Members as provided in Exhibit B.

5.   **DISTRIBUTIONS**

5.1   Board of Managers Determination.

5.1.1   The Members shall be entitled to receive distributions, including distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company, when and as determined by the Board of Managers, out of funds of the Company legally available therefor, payable on such payment dates to Members on such record date as shall be determined by the Board of Managers. All determinations made pursuant to this Article 5 shall be made by the Board of Managers in its sole discretion. To the extent that the Board of Managers determines that any distributions shall be made to the Members, such distributions shall be made in accordance with the provisions of this Article 5.   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall make a distribution in an aggregate amount of ten million U.S. Dollars (US$10,000,000.00) to the Members on the date of this Agreement.

5.1.2   Notwithstanding Section 5.1.1, the Company shall make the following distributions to cover Member income tax liabilities:

(a)   The Company shall, to the extent of Available Cash, make distributions of money to all of the Members, pro rata in accordance with each Member's Percentage Interest, in amounts that the Board of Managers considers reasonably sufficient to enable each Member to pay the federal and state income taxes on the income and gain (net of any cumulative tax benefits produced for the Members by the Company's losses, deductions, and credits) that passes through the Company to that Member under the applicable provisions of the Code (the "Taxes on Pass-Through Income").

(b)   The Company shall, to the extent practicable, make the distributions required above in a timely manner to enable each Member to timely pay its underlying tax liability, as and when required by applicable law.

(c)   All distributions to a Member made pursuant to this Section 5.1.2 shall be treated for all purposes under this Agreement as advances on distributions pursuant to Section 5.1.1 and shall reduce the amount of the next succeeding distribution or distributions that would otherwise have been distributed to such Member pursuant to Section 5.1.1.

5.2   Distributions. All Distributions from the Company to its Members shall be made pro rata in accordance with each Member's Percentage Interest.

5.3   No Violation. Notwithstanding any provision to the contrary contained in this Agreement, the Company, and the Board of Managers on behalf of the Company, shall not make a Distribution to any Member on account of such Member's Interest in the Company if such Distribution would violate the Act, or other applicable law or any credit facility to which the Company is party to from time to time.

5.4   Withholdings.   The Board of Managers is authorized to withhold from Distributions to Members, or with respect to allocations to Members, and in each case to pay

over to the appropriate federal, state, local or foreign government any amounts required by law to be so withheld. All amounts withheld pursuant to the Code or any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company shall be treated as amounts paid to the Company and each Member shall be treated as having received a distribution pursuant to Section 5.2 hereof equal to the portion of the withholding tax allocable to such Member, as determined by the Board of Managers. Any taxes withheld on a payment to the Company or a payment by the Company to a Member pursuant to this Section 5.4 shall be treated as if distributed to the relevant Member to the extent that an amount equal to such withheld taxes would then be distributable to such Member, and, to the extent in excess of such distributable amounts, as a demand loan payable by the Member to the Company with interest at the prime rate in effect from time to time plus two percent (2%), compounded annually. The Board of Managers may, in its sole discretion, either demand payment of the principal and accrued interest on such demand loan at any time, and enforce payment thereof by legal process, or withhold from one or more distributions to a Member amounts sufficient to satisfy such Member's obligations under any demand loan payable to the Company. In the event that the Company receives a refund of taxes previously withheld by a third party from one (1) or more payments to the Company, the economic benefit of such refund shall be apportioned among the Members in a manner reasonably determined by the Board of Managers to offset the prior operation of this Section 5.4 in respect of such withheld taxes. Promptly upon request, each Member shall provide the Company with any information related to such Member that is necessary (i) to allow the Company to comply with any tax reporting, tax withholding, or tax payment obligations of the Company or (ii) to establish the Company's legal entitlement to an exemption from, or reduction of, withholding tax, including U.S. federal withholding tax under Sections 1471 and 1472 of the Code. As a security for any withholding tax or other liability or obligation to which the Company may be subject as a result of any act or status of any Member, or to which the Company may become subject with respect to the Interest of any Member, the Company shall have (and each Member hereby grants to the Company) a security interest in all distributable assets of the Company distributable to such Member to the extent of the amount of such withholding tax or other liability or obligation. Neither the Company nor the Board of Managers shall be liable for any excess taxes withheld in respect of any Member's Interest, and, in the event of over-withholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority. If the Company, the Board of Managers, the TMP, or any of their respective Affiliates, or any of their respective officers, directors, employees, managers, members and, as determined by the Board of Managers in its sole and absolute discretion, consultants or agents (the "Withholding Indemnified Parties" and each a "Withholding Indemnified Party"), becomes liable as a result of failure to withhold and remit taxes in respect of any Member, then, in addition to, and without limiting, any indemnities for which such Member may be liable under this Agreement, unless otherwise agreed by the Board of Managers in writing, such Member shall, to the fullest extent permitted by law, indemnify and hold harmless the Withholding Indemnified Parties, in respect of all taxes, including interest and penalties, and any expenses incurred in any examination, determination, resolution and payment of such liability, except with respect to any penalties or expenses which arise as a result of any act or omission with respect to which a court of competent jurisdiction has issued a final, non-appealable judgment that such applicable Withholding Indemnified Party was grossly negligent or engaged in willful misconduct or fraud. The provisions contained in this Section 5.4 shall survive the termination of the Company and the Transfer of any Interest.

18

5.5　　Property Distributions and Installment Sales.　The Board of Managers is authorized, in its sole discretion, to make distributions to the Members in the form of assets received or otherwise held by the Company; provided, however, that, if any assets of the Company shall be distributed in kind pursuant to this Article 5, such assets shall be distributed to the Members entitled thereto in the same proportions as the Members would have been entitled to cash Distributions pursuant to Section 5.2. The amount by which the fair market value of any property to be distributed in kind to the Members exceeds or is less than the then prevailing Asset Value of such property shall, to the extent not otherwise recognized by the Company, be taken into account in determining Profit and Loss and determining the Capital Accounts of the Members as if such property had been sold at its fair market value immediately prior to such Distribution. If any assets are sold in transactions in which, by reason of Section 453 of the Code, gain is realized but not recognized, such gain shall be taken into account when realized in computing gain or loss of the Company for purposes of allocation of Profit or Loss under this Article 5 and, if such sales shall involve substantially all the assets of the Company, the Company shall be deemed to have been dissolved and terminated notwithstanding any election by the Members to continue the Company for purposes of collecting the proceeds of such sales.

6.　　STATUS, RIGHTS AND POWERS OF MEMBERS AND CERTAIN MEMBER AGREEMENTS

6.1　　Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member or Indemnified Person shall be obligated personally for any such debt, expense, obligation or liability of the Company solely by reason of being a Member or Indemnified Person. All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company. In no event shall any Member be required to make up any deficit balance in such Member's Capital Account upon the liquidation of such Member's Interest or otherwise.

6.2　　Return of Distributions of Capital.　Except as otherwise expressly required by applicable law, a Member, in such capacity, shall have no liability for obligations or liabilities of the Company in excess of (a) the amount of such Member's Capital Contributions, (b) such Member's share of any assets and undistributed profits of the Company and (c) to the extent required by applicable law, the amount of any Distributions wrongfully distributed to such Member. Except as required by applicable law, no Member shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any Distribution, such obligation shall bind such Member alone and not any other Member or any Manager. The provisions of the immediately preceding sentence are solely for the benefit of the Members and shall not be construed as benefiting any third party. The amount of any Distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to such Member.

6.3   No Management or Control. Except as expressly provided in this Agreement, no Member shall take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company.

6.4   Specific Limitations. No Member shall have the right or power to: (a) withdraw or reduce such Member's Capital Contribution except as a result of the dissolution of the Company or as otherwise provided by applicable law or in this Agreement; (b) make voluntary Capital Contributions, except as expressly set forth in this Agreement, or to contribute any property to the Company other than cash; (c) bring an action for partition against the Company or any Company assets; (d) cause the termination and dissolution of the Company, except as expressly set forth in this Agreement; or (e) upon the Distribution of its Capital Contribution require that property other than cash be distributed in return for its Capital Contribution. Each Member hereby irrevocably waives any such rights.

6.5   Member Voting. Except as otherwise set forth in this Agreement, all powers of the Members shall be exercised in accordance with Section 7.3 by the appointment of the Board of Managers. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice and without a vote, only if a consent or consents signed in writing, setting forth the action so taken, are signed by the requisite Members required by this Agreement, and such writing or writings shall be filed with the records of the meetings of the Members.

6.6   Contracts with Managers or their Affiliates. No contract or transaction between the Company and a Manager or its Affiliate or between the Company and any other entity in which a Manager or its Affiliate has a material financial interest, shall be void or voidable solely for this reason, or solely because the Manager is present at or participates in the Board of Managers meeting at which the contract or transaction is authorized or votes to authorize such contract or transaction, if: (i) the material facts of such Manager's material financial interest are disclosed to the Board of Managers; and (ii) the contract or transaction is otherwise permitted, authorized or approved in accordance with this Agreement. The presence of the interested Manager may be counted in determining both the presence of a quorum at any such meeting at which the contract or transaction is authorized and the vote with respect thereto.

6.7   Member Compensation; Expenses. Except as otherwise provided in a written agreement approved by the Board of Managers, no Member shall receive any salary, fee, or draw for services rendered to or on behalf of the Company. Except as otherwise approved, permitted or contemplated by or pursuant to a policy approved by the Board of Managers, no Member shall be reimbursed for any expenses incurred by such Member on behalf of the Company.

7.   **DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF THE BOARD OF MANAGERS**

7.1   Board of Managers. The business of the Company shall be managed by the Board of Managers. The Board shall initially be the individuals set forth in Section 7.2. Thereafter, the individuals constituting the Board shall be designated by the Members in accordance with the provisions of Section 7.3. Decisions of the Board shall be decisions of the Company's "manager" for all purposes of the Act and shall be carried out by officers or agents of the

US_ACTIVE:\44421832\19\76830.0322

Company designated by the Board in the resolution in question or in one or more standing resolutions or with the power and authority to do so under Article 8. A decision of the Board may be amended, modified or repealed in the same manner in which it was adopted or in accordance with the procedures set forth in this Article 7 as then in effect, but no such amendment, modification or repeal shall affect any Person who has been furnished a copy of the original resolution, certified by a duly authorized officer of the Company, until such Person has been notified in writing of such amendment, modification or repeal.

7.2 Initial Managers. The initial Managers of the Company comprising the initial Board of Managers, who shall serve for such terms and in such manner as prescribed by this Article 7, are the following Persons:

Manager Name	Address	Designated By
[ ]	[ ]	Gauss
[ ]	[ ]	Gauss
[ ]	[ ]	Gauss
[ ]	[ ]	GQ Holdco
[ ]	[ ]	GQ Holdco
[ ]	[ ]	GQ Holdco

7.3 Number and Designation Rights.

7.3.1 The Board of Managers shall initially consist of six (6) Managers. Gauss shall have the right to designate three (3) Managers. GQ Holdco shall have the right to designate three (2) Managers; provided, however, that as long as the Clay Family beneficially owns equity securities representing at least twenty five percent (25%) of the voting power of Golden Queen, at least one (1) Manager to be designated by GQ Holdco shall be designated by Auvergne.

7.3.2 If GQ Holdco does not exercise the GQ Top Up Right pursuant to Section 3.4(b) and Gauss completes the Mandatory Alternative Contribution in accordance with Section 3.4(c), (i) the Board of Managers shall be reduced to five (5) Managers, (ii) GQ Holdco shall no longer have the right to appoint three (3) Managers but shall have the right to appoint only two (2) Managers and (iii) GQ Holdco shall promptly send a written notice to the Board of Managers and to Gauss stating the name of the Manager to be removed from the Board of Managers (which, for the avoidance of doubt, shall be a Manager originally designated by GQ Holdco), and, upon receipt of such notice, such Manager shall be deemed to have resigned from the Board of Managers; provided, however, that as long as the Clay Family beneficially owns equity securities representing at least twenty five percent (25%) of the voting power of Golden Queen, at least one (1) Manager to be designated by GQ Holdco shall be designated by Auvergne; provided, further, that, in the event GQ Holdco does not promptly deliver such written notice,

US_ACTIVE:\44421832\19\76830.0322

then all three (3) Managers designated by GQ Holdco shall be deemed to have resigned without prejudice to GQ Holdco's right to appoint two (2) Managers.

7.3.3   Other than with respect to the initial Managers set forth in Section 7.2, if it is necessary pursuant to this Article 7 to appoint replacement Managers, each Member qualified to so designate one or more Manager(s) pursuant to this Section 7.3 shall designate its Manager(s) by delivering to the Company a written statement designating its Manager(s) and setting forth the respective business address and telephone number of each such Manager. The Members, by signing this Agreement, hereby agree to the designation of the Persons identified above in Section 7.2 hereto as Managers until their successors are designated in accordance with this Article 7, each such Manager being deemed designated by the Member set forth opposite such Manager indicated above. A Manager need not be a Member.

7.4   Voting and Act of the Board; Action without a Meeting.

7.4.1   Unless otherwise required by the Act or this Agreement, (i) each Manager shall have one vote and (ii) except with respect to the actions requiring a Manager Supermajority pursuant to Section 7.4.2, the act of a majority of the Managers present at a meeting at which a quorum is present shall be deemed to constitute the act of the Board. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent or consents signed in writing, setting forth the action so taken, are signed by all the Managers, and such writing or writings shall be filed with the records of the meetings of the Board. Such consent shall be treated for all purposes as the act of the Board.

7.4.2   The Company shall not, and neither the officers nor any Manager shall cause the Company to, take any of the following actions without first having obtained the consent of a Manager Supermajority:

(a)   appointing or hiring of the Chief Executive Officer or the Chief Financial Officer, other than the initial Chief Executive Officer and Chief Financial Officer pursuant to Section 8.1.2; provided, that the Board of Managers may remove or fire any officer of the Company with the consent of a majority of the Board of Managers in accordance with Section 7.4.1 and Section 8.9;

(b)   a decision to proceed with construction based on any future Feasibility Study for any proposed project with a cost estimate of more than twenty million U.S. Dollars (US$20,000,000.00);

(c)   selling, exchanging, transferring, leasing, disposing, surrendering or abandoning all or substantially all of the assets of the Company;

(d)   materially changing the nature or purpose of the Company's business;

(e)   entering into any material transactions with any of the Members or their respective Affiliates, other than (i) the Expense Reimbursement Letter, (ii) the issuance of Units to Members in compliance with this Agreement or (iii) transactions entered into on an arm's length basis, with the terms and conditions thereof disclosed to the Board and the other Member

prior to the commencement date of any such transaction; <u>provided,</u> that any such transaction with a Member must be on a basis that is at least as favorable to the Company as such transaction reasonably available from any third party or an existing provider;

(f)   increasing or decreasing the number of members of the Board of Managers, except as otherwise provided by this Agreement;

(g)   amending or modifying the Articles of Organization or this Agreement; and

(h)   approving any voluntary liquidation, dissolution, recapitalization, reorganization or bankruptcy.

7.5   <u>Tenure.</u>   Except as otherwise provided by law or by this Agreement, each Manager shall remain in office until such Manager dies, resigns, or is removed by the Person who designated such Manager.

7.6   <u>Resignation.</u> Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified then at the time of its receipt by the other Managers of the Company; <u>provided,</u> that, if the Chief Executive Officer is also a Manager, in the event the Chief Executive Officer is removed from such office for any or no reason, the Chief Executive Officer shall automatically cease to be a Manager effective upon removal from such office. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

7.7   <u>Removal.</u> A Manager may be replaced or removed at any time, with or without cause, only by the Person who designated such Manager (unless otherwise expressly set forth herein).

7.8   <u>Vacancies.</u> Any vacancy occurring on the Board of Managers shall be filled by the Member designating such Manager having the right to elect or appoint such Manager. The Board shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of this Agreement as to the number of Managers required for a quorum or for any vote or other action; <u>provided, however,</u> that the Board may not take any action without first giving a Member able to designate a Manager to fill a vacancy at least 48 hours to fill such vacancy.

7.9   <u>Meetings.</u> Regular meetings of the Board of Managers shall be held from time to time as determined by the Board of Managers. Special meetings of the Board shall be held upon the call of the Chairman of the Board, the Chief Executive Officer or on the written request of any Manager delivered to the other Managers. Board meetings shall be held at the principal office of the Company or at such other place, either within or without the State of California, as shall be designated by the person calling the meeting and stated in the notice of the meeting. Managers may participate in a Board of Managers meeting by means of video or audio conferencing or similar communications equipment whereby all Managers participating in the meeting can hear each other.

7.10   <u>Notice.</u>   Notice of each meeting of the Board of Managers, in writing or by electronic mail, stating the place, day and hour of the meeting, shall be given to each Manager at

US_ACTIVE:\44421832\19\76830.0322

least 48 hours before the time at which the meeting is to be held. The notice or waiver of notice of any special or regular meeting of the Board of Managers does not need to specify the business to be transacted or the purpose of the meeting.

7.11   Waiver. Whenever any notice is required to be given to a Manager under the provisions of this Agreement, a waiver thereof in writing signed by the Manager, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a Manager at any meeting of the Board of Managers shall constitute waiver of notice of such meeting by the Manager, except where the Manager attends a meeting for the express purpose of stating its objection to the transaction of any business because the meeting is not lawfully called or convened.

7.12   Quorum. The presence at a meeting of a majority of the members of the Board designated by each of Gauss and GQ Holdco in accordance with Section 7.3 shall constitute a quorum necessary for the transaction of business at any regular or special meeting of the Board of Managers; provided, that, if GQ Holdco only has the right to designate two (2) Managers in accordance with Section 7.3.2, the presence of both of such Managers shall be required. If less than a quorum is present, the meeting shall be adjourned from time to time until a quorum shall be present.

7.13   Compensation. Managers shall serve without compensation from the Company but shall be entitled to reimbursement for actual expenses incurred in attending meetings of the Board or in connection with other business of the Company.

7.14   Authority of Board of Managers. Subject to Section 6.5, the Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Board or Persons designated by the Board, including officers and agents appointed by the Board, shall be the only Persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by California law, but subject to any specific provisions hereof granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under California law, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company. All decisions and other matters concerning the computation and allocation of items of income, gain, loss, deduction, and credit among the Members, and accounting procedures not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board of Managers. Any determination made pursuant to this Section 7.14 by the Board of Managers shall be conclusive and binding on all Members. The power and authority granted to the Board hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company.

7.15   Reliance by Third Parties. Any person or entity dealing with the Company or the Members may rely upon a certificate signed by a Manager as to: (a) the identity of the Members, (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by Members or are in any other manner germane to the affairs of the Company, (c) the Persons which are authorized to execute and deliver any instrument or document of or on behalf

24

of the Company, (d) the authorization of any action by or on behalf of the Company by the Board or any officer or agent acting on behalf of the Company or (e) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or the Members.

8. DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF OFFICERS AND AGENTS

8.1 <u>Officers, Agents.</u>

8.1.1 Subject to <u>Section 7.4.2,</u> the Board of Managers by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; <u>provided, however,</u> that no such delegation by the Board shall cause the Persons constituting the Board of Managers to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include, among others, persons holding titles such as Chairman, Chief Executive Officer, President, Chief Financial Officer, Executive Vice President, Chief Accounting Officer, Vice President and Secretary. Unless the authority of the officer in question is limited or specified in the document appointing such officer or in such officer's employment agreement or is otherwise specified or limited by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a California corporation would have to act for a California corporation in the absence of a specific delegation of authority and as more specifically set forth in this <u>Article 8</u>; <u>provided, however,</u> that no officer shall take any action for which the consent of the Board of Managers is required pursuant to <u>Section 8.11.</u>

8.1.2 The initial officers of the Company shall be as follows:

Name	**Title**
H. Lutz Klingmann	Chief Executive Officer
Andrée St. Germain	Chief Financial Officer

8.2 <u>Election.</u> The officers may be elected by the Board of Managers at their first meeting or at any other time. At any time or from time to time the Board may delegate to any officer their power to elect or appoint any other officer or any agents. Officers must be natural persons.

8.3 <u>Tenure.</u> Each officer shall hold office until its respective successor is chosen and qualified unless a different period shall have been specified by the terms of its election or appointment, or in each case until such officer sooner dies, resigns, is removed or becomes disqualified. Each agent shall retain its authority at the pleasure of the Board of Managers, or the officer by whom such agent was appointed or by the officer who then holds agent appointive power.

8.4   <u>Chairman of the Board of Managers, Chief Executive Officer, President and Vice President.</u> The Chairman of the Board of Managers, if any, shall have such duties and powers as shall be designated from time to time by the Board of Managers. The Chairman of the Board of Managers shall be selected, approved and removed by the Board of Managers. The initial Chairman of the Board of Managers shall be Thomas Clay. Subject to the terms and conditions of this Agreement, the Chief Executive Officer shall have direct and general charge and supervision of all business and administrative operations of the Company and all other such duties, responsibilities authority and privileges as are set forth in the Chief Executive Officer's employment agreement, if any, as amended from time to time, in addition to those duties, responsibilities, authority and privileges as are delegated to the Chief Executive Officer by the Board or that a Chief Executive Officer of a California corporation would have in respect of a California corporation in the absence of a specific delegation of such duties, responsibility, authority and privileges. Subject to <u>Section 8.11,</u> the Chief Executive Officer along with the Chief Financial Officer shall be responsible for and have the authority and privileges necessary to ensure that the Company (i) applies for and obtains all necessary permits, licenses and approvals, (ii) complies with all applicable laws, (iii) timely pays Governmental Fees, if any, required by applicable law in order to maintain the unpatented lode mining claims and millsites included within the Properties and (iv) pays all advance minimum royalties or other payments required to maintain surface and mineral leases included in the Properties. The Chief Executive Officer shall also perform such other duties that may be assigned by the Board to the extent consistent with this Agreement and the Chief Executive Officer's employment agreement, if any, as amended from time to time. The President and any Vice Presidents shall have duties as shall be designated from time to time by the Chief Executive Officer or by the Board of Managers.

8.5   <u>Chief Financial Officer.</u> Unless the Board of Managers otherwise specifies, the Chief Financial Officer of the Company shall be in charge of its funds and valuable papers, and shall have such other duties and powers, including as provided in <u>Section 8.4</u> or as may be designated from time to time by the Chief Executive Officer or the Board of Managers. If no Chief Accounting Officer is elected, the Chief Financial Officer shall, unless the Board of Managers otherwise specifies, also have the duties and powers of the Chief Accounting Officer.

8.6   <u>Chief Accounting Officer.</u> If a Chief Accounting Officer is elected, the Chief Accounting Officer shall, unless the Board of Managers or the Chief Executive Officer otherwise specifies, be the chief accounting officer of the Company and be in charge of its books of account and accounting records, and of its accounting procedures. The Chief Accounting Officer shall have such other duties and powers as may be designated from time to time by the Chief Executive Officer or the Board of Managers.

8.7   <u>Secretary and Assistant Secretaries.</u> The Secretary shall record all proceedings of the Members and the Board of Managers in a book or series of books to be kept therefor and shall file therein all actions by written consent of the Board. In the absence of the Secretary from any meeting, an Assistant Secretary, or if no Assistant Secretary is present, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall keep or cause to be kept records, which shall contain the names and record addresses of all Members. The Secretary shall have such other duties and powers as may from time to time be designated by the Board of Managers, the Chair of the Board of Managers or the Chief Executive Officer. Any Assistant Secretaries shall have such duties and powers as shall be designated from time to time

26

by the Board of Managers, the Chair of the Board of Managers, the Chief Executive Officer or the Secretary.

8.8   Vacancies. If the office of any officer becomes vacant, the Board of Managers may choose a successor. Each such successor shall hold office for the unexpired term, and until its successor is chosen and qualified or in each case until such successor sooner dies, resigns, is removed or becomes disqualified.

8.9   Resignation and Removal. The Board of Managers may at any time remove any officer either with or without cause. The Board may at any time terminate or modify the authority of any agent. Any officer may resign at any time by delivering its resignation in writing to the Chair of the Board or the Chief Executive Officer or to a meeting of the Board. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless the resignation shall so state.

8.10   Compensation. Officers shall receive such compensation as may be determined from time to time by resolution of the Board of Managers or as otherwise provided in a written employment agreement.

8.11   Standard of Care. Each officer shall discharge such officer's duties and conduct the business of the Company in accordance with Section 14.5.

8.12   Programs and Budgets. The officers of the Company shall conduct the Operations in accordance with the Program and Budget. The initial Program and Budget of the Company is attached as Exhibit C.

(a)   Except as otherwise expressly provided herein, the Operations shall be conducted, expenses shall be incurred, and assets of the Company shall be acquired only pursuant to Programs and Budgets adopted by the Board of Managers or as otherwise directed by the Board of Managers from time to time. Every Program and Budget adopted pursuant to this Agreement shall provide for the accrual of reasonably anticipated Environmental Compliance expenses for all the Operations contemplated under such Program and Budget, including preparation of, and funding for, an Environmental Compliance plan and to satisfy financial assurance requirements for all Operations consistent with the requirements of applicable laws or contractual obligations.

(b)   The Chief Executive Officer and the Chief Financial Officer shall prepare draft Programs and Budgets for periods of one (1) year or such other period as directed by the Board of Managers from time to time, and shall submit such Programs and Budgets to the Board of Managers for review and consideration. All proposed Programs and Budgets may include Exploration, Feasibility Study, Development, Mining and Modification components for the Operations, or any combination thereof, and such Programs and Budgets shall be reviewed and adopted by the Board of Managers. During the period encompassed by any Program and Budget, and at least two (2) months prior to its expiration, the Chief Executive Officer and the Chief Financial Officer shall prepare a proposed Program and Budget for the succeeding period and submit such Program and Budget to the Board of Managers for review and consideration.

(c)   If the Board of Managers determines that a Program or Budget should include a Modification and the Board of Managers approves a Feasibility Study, then such Program and Budget shall to such extent be based on a Feasibility Study prepared by the officers of the Company, Feasibility Contractors, or both, or prepared under the direction of the Chief Executive Officer and audited by Feasibility Contractors, as determined by the Board of Managers. Such Program and Budget, which includes a Modification, shall be submitted for review and approval by the Board of Managers within ninety (90) days following receipt by the Chief Executive Officer of such Feasibility Study.

(d)   The Chief Executive Officer shall immediately notify the Board of Managers of any material departure from an adopted Program and Budget.

(e)   The Environmental Compliance Fund shall be maintained by the Company in a separate, interest bearing cash management account, which may include money market investments and money market funds, and/or in longer term investments if directed by the Board of Managers. The Environmental Compliance Fund shall be used solely to pay for Environmental Compliance and Continuing Obligations, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy applicable laws regarding financial assurance for the reclamation or restoration of the Properties.

8.13   Certain Actions Requiring Board of Manager Consent. Notwithstanding any delegation of the Board of Managers' authority to any officer pursuant to the foregoing provisions of this Article 8 and notwithstanding any other provision of this Agreement or any employment agreement between such officer and the Company, the power to take the actions set forth in Section 7.4.2 and the following actions shall be vested exclusively in the Board of Managers, unless the Board of Managers gives its express written consent:

(a)   adopting or materially changing Programs and Budgets;

(b)   approving Feasibility Studies;

(c)   approving and entering into any transaction outside of the ordinary and customary course of business;

(d)   making unbudgeted capital expenditures of five hundred thousand U.S. Dollars (US$500,000.00) or more in any Fiscal Year;

(e)   approving and entering into any agreement for the borrowing of money (whether in the public or private markets) or obtaining credit (other than trade credit in the ordinary and customary course of business);

(f)   approving the distribution of any cash available for distribution to the Members;

(g)   issuing Units of the Company to any Person other than the Members pursuant to the terms of this Agreement, or for any amount other than the Original Unit Price;

(h)   making unbudgeted expenditures of five hundred thousand U.S. Dollars (US$500,000.00) or more in any Fiscal Year that are not related directly to the development of the Soledad Mountain Project, other than in the ordinary and customary course of business;

(i)   hiring, firing, promoting or demoting the Chief Executive Officer or the Chief Financial Officer, or entering into any employment or severance agreement with, or fixing the compensation of, any executive officer; and

(j)   the disposal or sale of material properties or assets (whether effected by merger, sale of assets, lease or equity exchange or otherwise) of the Company other than in the ordinary and customary course of business or as contemplated in the annual Budget approved by the Board.

8.14   Emergencies. Notwithstanding anything to the contrary in this Agreement, in the event of an Emergency, the Chief Executive Officer shall promptly cause the Company to (a) make all notifications required under applicable law to the appropriate Governmental Entities, (b) implement Emergency response and mitigation measures as are required by applicable law or are reasonably deemed to be advisable by the Chief Executive Officer in his or her sole discretion to respond to or mitigate the Emergency, (c) commence any required remediation, maintenance or repair work necessary (i) for the assets and properties of the Company to operate safely (or be restored to safe operation) and in compliance with applicable law, (ii) for the Company to be in compliance with all applicable laws and/or (iii) to otherwise mitigate damage resulting from the Emergency; provided, that the Chief Executive Officer shall, as soon as practicable (but in any event within 24 hours) after the occurrence of the event giving rise to the Emergency, notify the Board of Managers of such Emergency and all actions taken in response to such Emergency. The Chief Executive Officer's notification of the Board of Managers pursuant to the foregoing may be made by any method deemed appropriate by the Chief Executive Officer under the circumstances.

9.   BOOKS, RECORDS, ACCOUNTING AND REPORTS

9.1   Books and Records. The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office or such other office as the Board of Managers shall determine all of the following:

(a)   a current list of the full name and last known business or residential address of each Member and Manager;

(b)   information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member of the Company;

(c)   a copy of the Articles of Organization and this Agreement, including any amendments to either thereof, together with executed copies of any powers of attorney pursuant to which the Articles of Organization, this Agreement or any amendments have been executed;

US_ACTIVE:\44421832\19\76830.0322

(d)   copies of the Company's federal, state and local income tax or information returns and reports;

(e)   the audited financial statements of the Company; and

(f)   the Company's books and records.

9.2   <u>Delivery to Member, Inspection; etc.</u> Upon the request of any Member for any reason, the Board of Managers shall allow the Member and its designated representatives or agents, upon at least two (2) Business Days prior written notice to the Board of Managers and during reasonable business hours, to examine all of the Company's books and records at the Member's sole cost and expense. In addition, each Member shall have the right to obtain from the Company such other information regarding the Company's affairs and financial condition as it requests. The Company and the Board of Managers shall not impose restrictions on the rights of the Members to obtain information, except for restrictions expressly set forth in this Agreement. The rights and privileges set forth in this <u>Section 9.2</u> shall not apply (a) to a Member whose Percentage Interest is less than twenty percent (20%), and (b) to any assignee of a Member except to the extent required by the Act.

9.3   <u>Reports.</u>

(a)   In General. The Chief Financial Officer of the Company shall be responsible for causing the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company's accountants.

(b)   Periodic and Financial Reports. The Company shall prepare, at the expense of the Company, (i) any information that may be reasonably requested by Gauss (on behalf of LUK Holdco) to enable LUK and/or Gauss to comply on a timely basis with the accounting and disclosure requirements of the SEC under the Exchange Act and applicable United States securities laws in effect from time to time, which information will be provided promptly upon request therefor and, in any event, within the timeframe that reasonably enables LUK to timely make any filings thereunder, (ii) any information that may be reasonably requested by GQ Holdco (on behalf of Golden Queen) to enable Golden Queen to comply with the accounting and disclosure requirements of the Toronto Stock Exchange and applicable Canadian Provincial securities laws, and of the SEC under the Exchange Act and applicable United States securities laws, in each case, in effect from time to time, which information will be provided promptly upon request therefor and, in any event, within the timeframe that reasonably enables Golden Queen to timely make any filings thereunder and (iii) to the extent reasonably requested by Gauss, financial statements of Gauss; <u>provided</u>, that, without the necessity of a request, the Company shall maintain and provide to each Member whose Percentage Interest is at least equal to twenty percent (20%), the financial statements listed in <u>clauses (i), (ii)</u> and <u>(iii)</u> below and supporting financial statement schedules, prepared, in each case, in accordance with GAAP:

(i)   as soon as practicable following the end of each Fiscal Year (and in any event not later than twenty-one (21) calendar days after the end of such Fiscal Year), a balance sheet of the Company as of the end of such Fiscal Year and the related statements of operations, Members' equity and changes therein,

and cash flows for such Fiscal Year, together with such supporting financial statement schedules as are contained in LUK's standard reporting package, in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year, and in each case, reviewed by the Company's independent accountants;

(ii)   as soon as practicable following the end of each Fiscal Year (and in any event not later than fifty (50) calendar days after the end of such Fiscal Year), financial statements of the Company as of the end of such Fiscal Year, with full footnote disclosures appropriate for such financial statements, and, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year, all of which shall be audited and certified by the Company's independent accountants;

(iii)   as soon as practicable following the end of each of the first three fiscal quarters of each Fiscal Year (and in any event not later than fifteen (15) calendar days after the end of such fiscal quarter), unaudited financial statements of the Company as of the end of such fiscal quarter, together with such supporting financial statement schedules as are contained in LUK's standard reporting package; provided, that such information with respect to the first two (2) fiscal quarters immediately following the Effective Date shall be delivered no later than twenty-five (25) calendar days after the end of such fiscal quarters;

(iv)   as soon as reasonably practicable following the end of each of the first eleven (11) fiscal months of each Fiscal Year (and in any event not later than twelve (12) calendar days after the end of such fiscal month), unaudited financial statements and management reports of the Company as of the end of such fiscal month, together with such supporting financial statement schedules relating to the Company's operations as Gauss may request; and

(v)   as soon as practicable following any notice from MSHA of any claim, citation, order, legal action or other event requiring disclaimer under the Exchange Act or rules of the SEC, any and all information or reports requested by a Member in order to comply with the Exchange Act or rules of the SEC with respect to such MSHA action.

9.4   Filings. At the Company's expense the Board of Managers shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member such information with respect to the Company (including without limitation a Schedule setting forth such Member's distributive share of the Company's income, gain, loss, deduction and credit as determined for federal income tax purposes) as is necessary to enable such Member to prepare such Member's federal and state income tax returns. The Board of Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative authorities, all reports required to be filed by the Company with those entities under then current applicable laws, rules and regulations.

9.5   Non-Disclosure.

9.5.1   Each Member agrees that, except as otherwise consented to by the Board of Managers, all non-public information furnished to such Member pursuant to this Agreement or otherwise regarding the Company or its business that is not generally available to the public ("Confidential Information") will be kept confidential and will not be disclosed by such Member, or by any of such Member's agents, representatives or employees, in any manner, in whole or in part, except that (a) each Member shall be permitted to disclose such Confidential Information to those of such Member's agents, representatives and employees who need to be familiar with such information in connection with such Member's investment in the Company and who are charged with an obligation of confidentiality, (b) each Member shall be permitted to disclose such Confidential Information to such Member's partners, equity holders, attorneys, accountants and advisors so long as they agree to keep such information confidential on the terms set forth herein, (c) each Member shall be permitted to disclose Confidential Information to the extent required by applicable law, so long as such Member shall have first provided the Company a reasonable opportunity to contest the necessity of disclosing such information and (d) each Member shall be permitted to disclose Confidential Information to the extent necessary for the enforcement of any right of such Member arising under this Agreement. Notwithstanding the foregoing, each Member (and each employee, representative or other agent of the Member) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

9.5.2   Each Member agrees that it shall be liable for any breach or violation of the provisions of Section 9.5.1 by any of its respective Affiliates (other than the Company). The covenants and undertakings contained in Section 9.5.1 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 9.5.1 will cause irreparable injury to the Company, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of Section 9.5.1 may be inadequate. Therefore, notwithstanding anything to the contrary, the Company shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of any provision of Section 9.5.1 without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by Section 9.5.1 are cumulative and in addition to any other rights and remedies which the Company may have hereunder or at law or in equity.

9.5.3   Each Member is aware that (i) each of LUK and Golden Queen is an "issuer" of securities under applicable securities laws and (ii) that applicable securities laws prohibit any individual who has received from an issuer or any of its Affiliates (including the Company) any material, non-public information regarding such issuer or any of its Affiliates, from purchasing or selling securities of such issuer or from communicating such information to any other individual under circumstances in which it is reasonably foreseeable that such individual is likely to purchase or sell securities of such issuer. As a consequence of its respective investments in the Company, each Member will from time to time receive confidential information concerning the Company that will constitute material, non-public information concerning LUK and Golden Queen. Each Member acknowledges this prohibition and agrees to advise its respective Affiliates of this prohibition.

10. [INTENTIONALLY LEFT BLANK]

11. TRANSFER OF INTERESTS

11.1   Restricted Transfer. Except for Transfers pursuant to <u>Section 11.2</u> to a Permitted Transferee or Transfers pursuant to <u>Section 12.1</u>, <u>12.2</u> or <u>12.5,</u> no Member shall Transfer all or any part of its Units, or the economic or other rights that comprise such Member's Interest, unless such Transfer is first approved by all the other Members, which approval may be granted or withheld in the sole discretion of the other Members. The Company shall maintain a record of the ownership of Units which shall, initially, be as set forth on <u>Exhibit A</u> and which shall be amended from time to time to reflect permitted Transfers of ownership of Units. Subject to restrictions on the transferability of Units as set forth herein, Units shall be Transferred by delivery to the Company of an instruction by the registered owner of a Unit requesting registration of Transfer of such Units and the recording of such Transfer in the records of the Company.

11.2   Permitted Transferees. Subject to <u>Sections 11.3</u> and <u>11.4,</u> a Member shall be entitled to Transfer all or any portion of such Member's Units to a Permitted Transferee of such Member. In no event shall all or any part of a Unit be Transferred to a minor or incompetent except in trust or pursuant to the Uniform Gifts to Minors Act. Members must give prior written notice to the Company and the Board of any proposed Transfer to a Permitted Transferee specifying the number of Units to be Transferred, the identity of such proposed Permitted Transferee, together with such other documentation reasonably requested by the Board of Managers to ensure compliance with the terms of this Agreement. If, while a Permitted Transferee holds any Units, such Permitted Transferee ceases to qualify as a Permitted Transferee in relation to the initial transferring Member from whom or which such Permitted Transferee or any previous Permitted Transferee of such initial transferring Member received such Units (an "<u>Unwinding Event</u>"), then:

(a)   the relevant initial transferor Member shall forthwith notify the other Members and the Board of Managers of the pending occurrence of such Unwinding Event; and

(b)   immediately following such Unwinding Event, without limiting any other rights or remedies, such initial transferor Member shall take all actions necessary to effect a Transfer of all the Units held by the relevant Permitted Transferee either back to such Member or, pursuant to this <u>Section 11.2,</u> to another Person that qualifies as a Permitted Transferee of such initial transferring Member.

11.3   Transfer Requirements. No Person to whom any of a Member's Units are Transferred (including a Permitted Transferee) shall be admitted to the Company as a Member (as limited under certain circumstances in accordance with <u>Section 11.8)</u> unless the following conditions are satisfied or such conditions are waived by the Board of Managers:

(a)   a duly executed written instrument of Transfer is provided to the Board, specifying the Units being Transferred and setting forth the intention of the Member effecting the Transfer that the transferee succeed to a portion or all of such Member's Units;

US_ACTIVE:\44421832\19\76830.0322

(b)   an opinion of responsible counsel (who may be counsel for the Company), reasonably satisfactory in form and substance to the Board to the effect that:

(i)   such Transfer would not violate the Securities Act or any state securities or blue sky laws applicable to the Company or the Interest to be Transferred;

(ii)   such Transfer would not cause the Company to be considered a publicly traded partnership under Section 7704(b) of the Code;

(iii)   such Transfer would not cause the Company to lose its status as a partnership for federal income tax purposes; and

(iv)   such Transfer would not cause a termination of the Company for federal income tax purposes;

(c)   the Member effecting the Transfer and the transferee execute any other instruments that the Board of Managers deems reasonably necessary or desirable for admission of the transferee, including the written acceptance by the transferee of this Agreement and such transferee's agreement to be bound by and comply with the provisions hereof and execution and delivery to the Board of a special power of attorney as provided in Section 18.3; and

(d)   the Member effecting the Transfer or the transferee pays to the Company a transfer fee in an amount sufficient to cover the reasonable expenses incurred by the Company in connection with the admission of the transferee.

11.4   Consent.   Subject to Section 11.8, each Member hereby agrees that upon satisfaction of the terms and conditions of this Article 11 with respect to any proposed Transfer, the Person proposed to be such transferee may be admitted as a Member.

11.5   Withdrawal of Member.   If a Member Transfers all of its Units pursuant to Section 11.1 and the transferee of such interest is admitted as a Member pursuant to Section 11.3 (whether or not such Member's status is limited pursuant to Section 11.8), such transferee shall be admitted to the Company as a Member effective on the effective date of the Transfer or such other date as may be specified when the transferee is admitted and, immediately following such admission, the transferor Member shall cease to be a Member of the Company. Upon the transferor Member's withdrawal from the Company, the withdrawing Member shall not be entitled to any Distributions, or any other rights associated with an Interest in the Company, from and after the date of such withdrawal or Transfer.

11.6   Noncomplying Transfers Void. Any Transfer in contravention of this Article 11 shall be void and of no effect, and shall not bind nor be recognized by the Company.

11.7   Amendment of Exhibit A. In the event of the admission of any transferee as a Member of the Company, the Board of Managers shall promptly amend Exhibit A to reflect such Transfer or admission, as the case may be, and it shall deliver promptly to each Member a copy of such amended Exhibit A.   Any revision to Exhibit A made in accordance with this Section

US_ACTIVE:\44421832\19\76830.0322

11.7 shall not be deemed an amendment to this Agreement for purposes of <u>Article 17</u> and no action of any Member shall be required to amend or update <u>Exhibit A</u> hereto.

11.8 <u>Transfer of Rights.</u> Any rights under this Agreement that apply solely to a specific Member shall only be assigned to a Transferee of all Units of such Member.

11.9 <u>Indirect Transfers.</u> The Transfer restrictions in this Agreement may not be avoided by the holding of equity securities directly or indirectly through a Person that can itself be sold to dispose of an interest in Units free of such restrictions. For the avoidance of doubt, no Member shall directly or indirectly (i) permit the Transfer of all or any portion of the direct or indirect equity or beneficial interest in such Member to any Person other than a Permitted Transferee, or (ii) otherwise seek to avoid the provisions of this <u>Article 11</u> by issuing, or permitting the issuance of, any direct or indirect equity or beneficial interest in such Member, in any such case, in a manner that does not comply with the Transfer restrictions in this Agreement; <u>provided, however,</u> that nothing in this Agreement shall prohibit, limit or otherwise restrict the Transfer of equity or beneficial interests in LUK or Golden Queen; <u>provided, further,</u> that, nothing in this <u>Article 11</u> shall prohibit (i) Transfers of units of Gauss between LUK Holdco (or its Gauss Permitted Transferees) and Auvergne (or its Gauss Permitted Transferees), (ii) Transfers of units of Gauss by LUK Holdco to its Gauss Permitted Transferees or by Auvergne to its Gauss Permitted Transferees, (iii) Transfers of units of Gauss to any other Person by LUK Holdco (or its Gauss Permitted Transferees) or Auvergne (or its Gauss Permitted Transferees) (A) to the extent after such Transfer any third parties other than LUK Holdco (and its Gauss Permitted Transferees) and Auvergne (and its Gauss Permitted Transferees) would hold less than a majority of the units of Gauss or (B) to the extent LUK Holdco or Auvergne complied with the provisions of Section 11.10 of the Gauss LLC Agreement, (iv) Transfers of shares of GQ Holdco to any other Person by Golden Queen (or its Permitted Transferees) to the extent after such Transfer Golden Queen continues to hold a majority of the shares of GQ Holdco, or (v) Transfers of units of Auvergne in compliance with the Gauss LLC Agreement; and <u>provided, further,</u> that this <u>Section 11.9</u> shall not restrict the Transfer of an Affiliate of a Member and therefore, the indirect Transfer of the Member's Interest, if the value of such Member's Interest represents less than ten percent (10%) of the assets of such Affiliate.

12.   <u>FIRST OFFER; FORCED SALE</u>

12.1   <u>Right of First Offer/Refusal.</u>

12.1.1 <u>Right of First Offer/Refusal.</u> If any Member (for purposes of this <u>Section 12.1,</u> the "<u>Selling Member</u>") wishes to Transfer all or any portion of its Units, whether on its own initiative or in response to a bona fide offer, to any Person other than a Permitted Transferee, it shall give written notice (the "<u>Notice of Sale</u>") to the other Members (the "<u>Non-Selling Members</u>") of the Units subject to such proposed Transfer (the "<u>Offered Units</u>"), the proposed offer or sale price (subject to <u>Section 12.1.5)</u>, the terms of the proposed Transfer and the name and address of the proposed transferee (if applicable). The receipt of the Notice of Sale by the Non-Selling Members shall constitute an offer by the Selling Member to sell the Offered Units to the Non-Selling Members. Such offer, unless revoked by written notice given by the Selling Member to the Non-Selling Members prior to acceptance by any of the Non-Selling Members shall remain outstanding for a period of ninety (90) calendar days after receipt of the Notice of

Sale by the Non-Selling Members (the "Offer Period"). Each Non-Selling Member may accept such offer with respect to its entire *pro rata* portion of such Offered Units, which shall be the amount obtained by multiplying the number of Offered Units by the ratio obtained by dividing (x) the number of Units of such Non-Selling Member, by (y) the number of Units held by all the Non-Selling Members, by giving written notice to the Selling Member (with a copy to the other Members) (a "Notice of Purchase") of its intention to purchase its entire *pro rata* portion of such Offered Units at the same price and on the same terms specified in the Notice of Sale. If any Non-Selling Member fails to deliver a Notice of Purchase with respect to its *pro rata* amount of the Offered Units (such Units, the "Excess Units"), any Non-Selling Member electing to purchase its entire *pro rata* amount of such Offered Units (a "Participating Member") shall be entitled to purchase from the Selling Member an additional number of Offered Units equal to the product of (i) the Excess Units and (ii) a fraction, the numerator of which is the Percentage Interest of such Participating Member, and the denominator of which is equal to the aggregate Percentage Interest of all Participating Members.

12.1.2 Closing. If one or more Non-Selling Members deliver a Notice of Purchase for all (and not less than all) of the Offered Units pursuant to this Section 12.1, the closing of the purchase by such Non-Selling Members of the Offered Units shall take place as soon as reasonably practicable and in no event later than ninety (90) days after the date of the last such Notice of Purchase or such longer period of time as may be required to obtain final regulatory approval, which the Non-Selling Members and the Selling Member agree to use their respective commercially reasonable efforts to obtain, at the principal office of the Company, or at such other time and location as the parties to such purchase may mutually determine at the same price and on terms identical in all material respects to the terms as specified in the Notice of Sale.

12.1.3 Transfer. If, at the close of the Offer Period, the Selling Member has not received one or more Notices of Purchase covering all of the Offered Units, or if payment therefor has not been made within ninety (90) days (or such longer period of time as may be required to obtain any final regulatory approvals, which the Non-Selling Members and such Selling Member agree to use their respective commercially reasonable efforts to obtain) after receipt of the last Notice of Purchase (or such longer period as authorized under Section 12.1.2), then, in each case, the Selling Member shall have ninety (90) days (the conclusion of such period, the "Final Transfer Date") in which to Transfer the Offered Units to the purchaser specified in the Notice of Sale, if one was specified, at a price not less than 100% of the price specified in the Notice of Sale and on terms and conditions not materially more favorable to the transferee than the terms and conditions specified in the Notice of Sale; and provided, further, that the Selling Member shall comply with the provisions of Section 12.2 in connection with such Transfer.

12.1.4 New Notice of Sale Required if Reduction in Price. If (a) after the close of the Offer Period and prior to the consummation of the Transfer permitted by Section 12.1.3, the Selling Member wishes to Transfer the Offered Units at a price that is lower than 100% of the price stated in the Notice of Sale or on terms and conditions materially more favorable to the transferee than the price and other terms and conditions contained in the Notice of Sale or the identity of the proposed transferee shall change, or (b) the Selling Member shall not have completed the proposed Transfer on or before the Final Transfer Date, then the Notice of Sale shall be null and void, and the Selling Member shall be required to separately comply with the

provisions of this Section 12.1 (including re-offering the Offered Units to the Non-Selling Members on such new terms and conditions, if applicable.)

12.1.5 Remain Subject. Units transferred pursuant to this Section 12.1 shall remain subject to the terms of this Agreement (including this Section 12.1), and such Transfers shall be subject to compliance with Section 11.3.

12.1.6 Right to Delegate. A Non-Selling Member shall have the right to delegate all or part of its rights and obligations pursuant to this Section 12.1 to any Permitted Transferee of such Non-Selling Member; provided, however, that in the event that after any such delegation from such Non-Selling Member to such Permitted Transferee, such Permitted Transferee fails to perform its obligations hereunder in accordance with the provisions of this Section 12.1, such Non-Selling Member shall be responsible to perform and complete such Permitted Transferee's obligations contained in this Section 12.1.

12.2   Tag-Along Rights.

12.2.1 Tag-Along Right. In connection with any proposed Transfer (for purposes of this Section 12.2, a "Sale") by any Member as the seller (for purposes of this Section 12.2, the "Initiating Seller") of some or all of the Units held by it (the percentage of such Member's Units included in such Sale, for purposes of this Section 12.2, the "Sale Percentage") to any other Person (for purposes of this Section 12.2, the "Proposed Transferee") in a single transaction or in a series of related transactions after the Initiating Seller has complied with Section 12.1 and the Non-Selling Members have not offered to purchase all of the Offered Units, each other Member (being all Members other than the Initiating Seller) shall have the right (the "Tag-Along Right") to include in the Sale a number of Units equal to the Sale Percentage of the total number of Units held by such other Member (for purposes of this Section 12.2, each Member so electing being referred to herein as a "Selling Member"). Any Units purchased from a Selling Member pursuant to this Section 12.2 shall be purchased at the same price per Unit and for the same form of consideration, and shall be purchased on the same terms and conditions, as the Units being transferred by the Initiating Seller.

12.2.2 Notice of Proposed Sale. The Initiating Seller shall, not less than 30 days prior to a proposed Sale to which Section 12.2.1 is applicable, give written notice to each other Member of such proposed Sale. Such notice (the "Notice of Proposed Sale") shall set forth (a) the number of Units proposed to be Transferred and the Sale Percentage, (b) the name and address of the Proposed Transferee, (c) the maximum and minimum per Unit purchase price or, if not in cash, proposed consideration and the other principal terms and conditions of the proposed Sale, (d) that the Proposed Transferee has been informed of the Tag-Along Right provided for in Section 12.2.1 and has agreed to purchase Units in accordance with the terms of this Section 12.2 and (e) that the Initiating Seller has agreed to consummate the Sale, subject only to any required regulatory approvals, this Section 12.2 and Article 11 of this Agreement.

12.2.3 Exercise of Tag Along Right. The Tag-Along Right may be exercised by a Selling Member by giving written notice thereof to the Initiating Seller (the "Tag-Along Notice") within fifteen (15) days following such Selling Member's receipt of the Notice of Proposed Sale to Members (the "Tag-Along Period"). Each Member who does not deliver a Tag-Along Notice

US_ACTIVE:\44421832\19\76830.0322

to the Initiating Seller within the Tag-Along Period shall be deemed to have waived all of such Member's rights under this Section 12.2 with respect to inclusion of the Sale Percentage of such Member's Units in such proposed Sale, and the Initiating Seller, subject to the participation of the Selling Members, if any, shall have the right, for a 180-day period after the expiration of the Tag-Along Period (or for such longer period of time as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) to Transfer the Units specified in the Notice of Proposed Sale to the Proposed Transferee at a per Unit purchase price no greater than the maximum (and no less than the minimum) per Unit purchase price set forth in the Notice of Proposed Sale and on other principal terms which are not materially more favorable to the Initiating Seller and the Selling Members than those set forth in the Notice of Proposed Sale.

12.2.4 <u>Default by Proposed Transferee.</u> In the event that the Proposed Transferee does not agree to purchase or the Proposed Transferee does not purchase the portion of each Selling Member's Interest specified in any Tag-Along Notice on the same terms and conditions as specified in the applicable Notice of Proposed Sale, then the Initiating Seller shall not be permitted to sell its Units to the Proposed Transferee unless the Initiating Member shall acquire from the Selling Members such of the Selling Member's Interest as should have been but was not purchased by the Proposed Transferee on the same terms and conditions as set forth in Section 12.2.3.

12.2.5 <u>Irrevocable Offer.</u> The offer of each Selling Member contained in such Selling Member's Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Selling Member shall be bound and obligated to Transfer in the proposed Sale on the same terms and conditions, as the Initiating Seller, up to such amount of Units as such Selling Member shall have specified in such Selling Members Tag-Along Notice; <u>provided, however,</u> that (a) if the principal terms of the proposed Sale change with the result that the per Unit purchase price shall be less than the minimum per Unit purchase price set forth in the Notice of Proposed Sale to Members or the other principal terms shall be materially less favorable to the Initiating Seller and the Selling Members than those set forth in the Notice of Proposed Sale to Members, each Selling Member shall be permitted to withdraw the offer contained in such Selling Members Tag-Along Notice and shall be released from such Selling Member's obligations thereunder, (b) the Selling Members shall be obligated to sell only the Sale Percentage of total Units held by the Selling Members equal to the percentage of total Units being sold by the Initiating Seller and (c) if at the end of the 180th day following the date of the effectiveness of the Notice of Proposed Sale (or for such longer period of time as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) the Initiating Seller has not completed the proposed Sale, each Selling Member shall be released from the obligations under such Member's respective Tag-Along Notice, any related Notice of Proposed Sale shall be null and void, and it shall be necessary for separate such notice to be furnished, and the terms and provisions of this Section 12.2 separately to be complied with, in order to consummate such Sale pursuant to this Section 12.2.

12.2.6 <u>Additional Compliance.</u> If, prior to consummation of a proposed Sale, the terms of the proposed Sale shall change with the result that the per Unit purchase price shall be greater than the maximum per Unit purchase price set forth in any Notice of Proposed Sale or the other principal terms shall be materially more favorable to the Initiating Seller and the Selling

38

Members than those set forth in such Notice of Proposed Sale, then, unless all Members have exercised their Tag-Along Rights, such Notice of Proposed Sale shall be null and void, and it shall be necessary for a separate such Notice of Proposed Sale to be furnished, and the terms and provisions of this Section 12.2 separately to be complied with, in order to consummate such proposed Sale pursuant to this Section 12.2.

12.2.7 Exceptions. The provisions of this Section 12.2 shall not apply to any proposed Transfer of Units (i) to a Permitted Transferee of the selling Member pursuant to Section 11.2 or (ii) to another Member pursuant to Section 12.1.

12.3 Miscellaneous. The following provisions shall be applied to any Transfer to which Section 12.2 applies:

12.3.1 Consideration. In the event the consideration to be paid in exchange for the Units in the proposed Sale pursuant to Section 12.2 includes any securities and the receipt thereof by any Selling Member would require under applicable law (i) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Selling Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Initiating Seller shall be obligated only to use its commercially reasonable efforts to cause such requirements to be complied with to the extent necessary to permit such Selling Member to receive such securities, it being understood and agreed that the Initiating Seller shall not be under any obligation to effect a registration of such securities under the Securities Act, state securities laws or similar statutes or regulations. Notwithstanding any provisions of this Section 12.3, if use of commercially reasonable efforts by the Initiating Seller shall not have resulted in such requirements being complied with to the extent necessary to permit such Selling Member to receive such securities, or if regulatory restrictions prevent a Selling Member from holding such securities and the Initiating Seller, after using commercially reasonable efforts, is unable to structure the transaction in a way that meets such regulatory requirements, the Initiating Seller shall cause to be paid to such Selling Member in lieu thereof, against surrender of the Interest which would have otherwise been sold by such Selling Member to the Proposed Transferee in the Sale, an amount in cash equal to the fair market value (as determined by the Board in good faith) of the securities which such Selling Member would otherwise receive as of the date of the issuance of such securities in exchange for such Members' Units. The obligation of the Initiating Seller to use commercially reasonable efforts to cause such requirements to have been complied with to the extent necessary to permit a Selling Member to receive such securities shall be conditioned on such Selling Member executing such documents and instruments, and taking such other actions (including without limitation, if required by the Initiating Seller, agreeing to be represented during the course of such transaction by a "purchaser representative" (as defined in Regulation D) in connection with evaluating the merits and risks of the prospective investment and acknowledging that such Selling Member was so represented), as the Initiating Seller shall reasonably request in order to permit such requirements to be complied with. Unless the Selling Member in question shall have taken all actions reasonably requested by the Initiating Seller in order to comply with the requirements under Regulation D and applicable U.S. federal and state securities laws, such Selling Member shall not have the right to require the payment of cash in lieu of securities under this Section 12.3.1.

12.3.2 <u>Cooperation.</u> Each Selling Member in a Sale pursuant to <u>Section 12.2</u> whether in its capacity as such or as a Member, member of the Board of Managers, officer or agent of the Company, or otherwise, shall to the fullest extent permitted by law take or cause to be taken all such actions as may be reasonably requested in order expeditiously to consummate each Sale pursuant to <u>Section 12.2</u> hereof and any related transactions, including, without limitation, executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments; furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; and otherwise cooperating with the Initiating Seller and the Proposed Transferee; <u>provided, however,</u> that the Selling Members shall be obligated to become liable (severally and not jointly) in respect of any representations, warranties, covenants, indemnities or otherwise to the Proposed Transferee solely to the extent provided in the immediately following sentence. Without limiting the generality of the foregoing, each Selling Member agrees to execute and deliver such agreements as may be reasonably specified by the Initiating Seller to which the Initiating Seller will also be party, including, without limitation, agreements to (a) make individual representations as to the title to its Interest and the power, authority and legal right to transfer such Interest to the extent such agreements are also made by the Initiating Seller and (b) be liable in respect of any purchase price escrow or adjustment provisions or reduction in purchase price as may apply to Members generally resulting from representations, warranties, covenants and indemnities in respect of the Company to the extent that the Initiating Seller is also liable; <u>provided, however,</u> that, (i) except with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Units, the aggregate amount of such liability shall not exceed the lesser of (a) such Selling Member's pro rata portion of any such liability, in accordance with such Selling Member's portion of the total value of Interests included in the Sale or (b) the proceeds to such Selling Member as a result of such Sale and (ii) with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Interests, the aggregate amount of such liability shall not exceed the proceeds to such Selling Member as a result of such Sale.

12.3.3 <u>Closing.</u> The closing of a Sale pursuant to <u>Section 12.2</u> shall take place at such time and place as the Initiating Seller shall specify by reasonable advance notice to each Selling Member. It is understood and agreed that the Initiating Seller shall not have any liability to any other Member arising from, relating to or in connection with any proposed transaction which has been the subject of a Tag-Along Notice, whether or not such proposed transaction is consummated, other than liability for breach of the applicable provisions of this Agreement.

12.4   <u>Remain Subject.</u> Units transferred pursuant to <u>Section 12.2</u> shall remain subject to the provisions of this Agreement.

12.5   <u>Forced Sale.</u>

12.5.1 <u>Majority Member Election.</u>   Notwithstanding any other provision of this Agreement, if at any time after the Effective Date the Percentage Interest of Gauss (or a Transferee of 100% of Gauss's Units in accordance with <u>Section 11.8)</u> or GQ Holdco (or a Transferee of 100% of GQ Holdco's Units in accordance with <u>Section 11.8)</u> is less than twenty percent (20%) (such Member, the "<u>Minority Member</u>"), then, upon the occurrence of such event (the date on which such event occurs, the "<u>Trigger Date</u>"), Gauss or GQ Holdco, as applicable

(such Member that is not the Minority Member, the "Majority Member"), shall have the right to elect one of Section 12.5.1(a), (b) or (c) (none of which shall constitute a termination or dissolution of the Company) by delivering written notice of such election to the Minority Member and the Company on or after the Trigger Date; provided, however, that, if the Majority Member fails to make an election under this Section 12.5.1 prior to the expiration of the sixty (60) day period commencing with the later of (i) the Trigger Date and (ii) the date on which the Minority Member gives written notice to the Majority Member that its Percentage Interest is less than twenty percent (20%) and that therefore the provisions of this Section 12.5 apply, then the Minority Member shall have the right to elect one of Section 12.5.1(a) or (b) by delivering written notice of such election to the Majority Member and the Company prior to the expiration of the thirty (30) day period commencing after the expiration of such sixty (60) day period, provided, that the failure of the Minority Member to make such an election within such thirty (30) day period shall be deemed an election, effective on the expiration of such thirty (30) day period, to be converted into a Net Smelter Return Royalty in accordance with Section 12.5.1(a):

(a)   convert the Minority Member's Interest into a Net Smelter Return Royalty, using a standard industry form of net smelter return royalty agreement including audit rights, upon which the Minority Member shall be deemed to have withdrawn from the Company, shall cease to be a Member of the Company and shall thereafter have no further Interest or rights under this Agreement; provided, that, in respect of a Percentage Interest of the Minority Member in the range from zero percent (0%) to twenty percent (20%), the corresponding Net Smelter Return Royalty shall be a pro rated percentage in the range from zero percent (0%) to five percent (5%), determined on a linear basis and rounded to the nearest one-hundredth of a percent;

(b)   purchase all of the Minority Member's Units in accordance with the procedures set forth in Section 12.5.2; or

(c)   cause the Company to undertake a sales process (a "Sale Process") to cause a Qualified Sale in accordance with the procedures set forth in Section 12.5.3.

12.5.2 Buy-Out.

(a)   In the event that the Majority Member elects to purchase all of the Minority Member's Units pursuant to Section 12.5.1(b), the Minority Member shall sell, and shall cause all of the Minority Member's Permitted Transferees to sell (and such Permitted Transferees shall sell), all of the Units owned by the Minority Member and its Permitted Transferees to the Majority Member at a price determined in accordance with the procedures set forth in Section 12.5.2(b) unless the Members agree on such price within five (5) Business Days after the Majority Member's election. The closing of the purchase by the Majority Member of the Minority Member's Units shall take place at the principal office of the Company on the date chosen by such purchaser, which date shall, except as may be reasonably necessary to determine the price of the Units, in no event be more than forty five (45) days after the Majority Member's election pursuant to Section 12.5.1(b). At such closing, (i) the Majority Member shall pay the Minority Member the aggregate purchase price by wire transfer of immediately available funds, and (ii) the Minority Member and its Permitted Transferees shall transfer their Units to the Majority Member free and clear of any lien or encumbrance, with any documentation reasonably

US_ACTIVE:\44421832\19\76830.0322

requested by the Majority Member and the Company to evidence such transfer. The transfer of the Minority Member's Units and the acceptance of the aggregate purchase price therefor by the Minority Member pursuant to this Section 12.5.2 shall be deemed a representation and warranty by the Minority Member that: (i) the Minority Member has full right, title and interest in and to such Units; (ii) the Minority Member has all necessary power and authority and has taken all necessary action to sell such Units as contemplated; (iii) such Units are free and clear of any and all liens or encumbrances; and (iv) there is no adverse claim with respect to such Units. The Minority Member shall cause its Permitted Transferees to comply with the terms of this Section 12.5.2 and shall be liable for any breaches by any of its Permitted Transferees of the terms of this Section 12.5.2. Upon consummation of such purchase, the Minority Member and its Permitted Transferees shall be deemed to have withdrawn from the Company, shall cease to be a Member of the Company and shall thereafter have no further Interest or rights under this Agreement. Each Member hereby grants to the Majority Member a power of attorney to execute and deliver in the name and on behalf of such Member all such agreements, instruments and other documentation (including any written consents of Members) as is required to Transfer the Units held by such Minority Member to the Majority Member pursuant to Section 12.5.1(b) and in accordance with this Section 12.5.2.

(b)   If the Members do not reach agreement on the price of the Minority Member's Units pursuant to Section 12.5.2(a), the price of such Units shall be the fair market value of such Units, which shall be determined as follows:

(i)   The Majority Member and the Minority Member shall, within fifteen (15) days following the Majority Member's election, designate an Appraiser acceptable to the Majority Member and the Minority Member to determine the amount that would be distributed in respect of the Minority Member's Units if (i) all of the Units of the Company were sold for cash in an arm's-length transaction to a single willing unaffiliated third party, with no party to such sale transaction having any compulsion to buy or sell in the context of such sale transaction, and (ii) the proceeds of such sale had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in Section 5.2 (the "Minority Units Price"). If the Majority Member and the Minority Member cannot agree on the identity of the Appraiser within the fifteen (15) day determination period, each of the Majority Member and the Minority Member shall, within three (3) days, provide a list of three (3) such qualified independent mining valuators, and they shall each alternately strike (with the person striking first being randomly drawn) names from the combined list until only one (1) name remains; the remaining name shall be the Appraiser. The Appraiser's final determination of the Minority Units Price shall be (i) in writing and signed by the Appraiser, and (ii) furnished to the Board of Managers and the Members as soon as practicable after such matter has been referred to such Appraiser, which shall not be more than thirty (30) days after its appointment, and (iii) conclusive and binding upon the Board of Managers and the Members on the date of delivery of such written determination and shall not be subject to collateral attack for any reason (other than fraud or manifest error).

(ii)   The Company shall provide the Appraiser reasonable access to members of management of the Company and to the books and records of the Company so as to allow the Appraiser to conduct due diligence examinations in scope and duration as are customary in valuations of this kind. The fees and expenses of the Appraiser shall be borne by the Company.

(iii)   In no event shall the Minority Units Price referred to in this Section 12.5.2(b) be zero (-0-) or less than zero (-0-).

12.5.3   Sale Process.

(a)   In the event that the Majority Member elects to cause a Sale Process, the following procedures shall be observed:

(i)   if requested by the Majority Member, the Board of Managers will promptly engage, on customary terms (including customary indemnification from the Company), a nationally recognized investment banking firm selected by the Majority Member to provide financial advisory services to the Company and the Member in connection with the Sale Process, and the Company shall pay the fees and expenses of such investment banking firm;

(ii)   the Company, the Board of Managers and all the Members shall, and shall cause their respective representatives to, cooperate in and take all actions necessary to facilitate the Sale Process, including, but not limited to, (x) giving prospective purchasers reasonable access during normal business hours to the Company's offices, properties, books and records and copies of such financial and operating data and other information as such party may reasonably request as part of its due diligence exercise; provided, however, that the Company will cause such prospective purchasers to enter into customary confidentiality agreements prior to providing such access, (y) negotiating definitive documents in connection with the Sale Process, and (z) the preparation of an offering memorandum and other marketing materials related to the Company;

(iii)   the Company will, if applicable, enter into a definitive agreement with the proposed purchaser(s) providing for such Qualified Sale, and the Company will make and agree to representations, warranties, covenants and indemnities and other similar agreements that are reasonable and customary for negotiated transactions of the type contemplated by such Qualified Sale;

(iv)   each Member shall (x) make such representations, warranties and covenants and enter into such definitive agreements as are customary for transactions of the nature of the proposed Qualified Sale, (y) benefit from and be subject to all of the same provisions of the definitive agreements as are applicable to the Qualified Sale, (z) be required to bear its proportionate share of any escrows, holdbacks or adjustments in respect of the purchase price or indemnification obligations; provided, that no Member shall be obligated (A) to indemnify, other than severally indemnify, any Person in connection with such

Qualified Sale, (B) to incur liability to any Person in connection with such Qualified Sale, including under any indemnity, in excess of the lesser of (1) its *pro rata* share of such liability based on the proceeds to be realized by such Member in such Qualified Sale and (2) the proceeds realized by such Member in such Qualified Sale, or (C) to make any representations and warranties relating to any other Member or be liable for any indemnification with respect to such representations and warranties relating to another Member;

        (v) the Company and the Members will reasonably cooperate in the obtaining of all governmental and third-party approvals and consents reasonably necessary or desirable to consummate such Qualified Sale;

        (vi) if neither the Majority Members nor the Company has received a binding, written offer from a prospective purchaser acceptable to the Majority Members within six (6) months after the election by the Majority Members to cause a Sale Process, then the Sale Process shall terminate and the Majority Members shall have the right to make an election under Sections 12.5.1(a) or 12.5.1(b) during the fifteen (15) Business Day period commencing with the date of termination of the Sale Process; and

        (vii) only one Sale Process may be in process at any given time.

    (b) Each Member hereby grants to the Majority Members a power of attorney to execute and deliver in the name and on behalf of such Member all such agreements, instruments and other documentation (including any written consents of Members) as is required to Transfer the Units held by such Minority Member in a Qualified Sale pursuant to Section 12.5.1(c) and in accordance with this Section 12.5.3.

13. **DISSOLUTION OF COMPANY**

    13.1 Termination of Membership. Except as explicitly provided elsewhere herein, no Member shall resign or withdraw from the Company except that, subject to the restrictions set forth in Article 11, any Member may Transfer its Interest in the Company to a transferee and a transferee may become a Member in place of the Member assigning such Interest.

    13.2 Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events: (a) the entry of a decree of judicial dissolution under Section 17707.1(d) of the Act, (b) unanimous consent of all the Members or (c) the disposition of all of the Company's assets.

    13.3 Liquidation. Upon dissolution of the Company for any reason, subject to Section 7.4.2, the Company shall immediately commence to wind up its affairs. A reasonable period of time shall be allowed for the orderly termination of the Company's business, discharge of its liabilities, and distribution or liquidation of the remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process. After the payment of the debts and liabilities of the Company and the establishment of reasonable reserves, any property or assets of the Company, including proceeds from the liquidation thereof, remaining upon the dissolution and liquidation of the Company shall be Distributed to the Members in

proportion to their respective Percentage Interest. A full accounting of the assets and liabilities of the Company shall be taken and a statement thereof shall be furnished to each Member promptly after the distribution of all of the assets of the Company. Such accounting and statements shall be prepared under the direction of the Board of Managers.

13.4   No Action for Dissolution. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 13.2. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests of all Members. Accordingly, except where the Board of Managers has failed to liquidate the Company as required by Section 13.3 and except as specifically provided in Section 17707.03 of the Act, each Member hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

13.5   No Further Claim. Upon dissolution, each Member shall have recourse solely to the assets of the Company for the return of such Member's capital, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate Capital Contributions of each Member, such Member shall have no recourse against the Company, the Board of Managers or any other Member.

14.   **INDEMNIFICATION**

14.1   General. To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless the Board of Managers and each member of the Board, each Member, including the TMP in such Member's capacity as such, and the officers of the Company (all indemnified persons being referred to as "Indemnified Persons" for purposes of this Article 14), from any liability, loss or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company, from liabilities or obligations of the Company imposed on such Indemnified Person by virtue of such Indemnified Person's position with the Company, including reasonable attorneys' fees and costs and any amounts expended in the settlement of any such claims of liability, loss or damage; provided, however, that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under this Section 14.1 shall be available only if the action or inaction did not constitute fraud or willful misconduct by the Indemnified Person; provided, further, however, that indemnification under this Section 14.1 shall be recoverable only from the assets of the Company, and not from any assets of the Members. The Company shall pay or reimburse reasonable attorneys' fees of an Indemnified Person as incurred, provided that such Indemnified Person executes an undertaking, with appropriate security if requested by the Board, to repay the amount so paid or reimbursed in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Article 14. The Company may pay for insurance covering liability of the Indemnified Persons for negligence in operation of the Company's affairs.

US_ACTIVE:\44421832\19\76830.0322

14.2   Exculpation.   No Indemnified Person (each of which shall be a third-party beneficiary of this Agreement solely for purposes of this Section 14.2) shall be liable, in damages or otherwise, to the Company, any Member or any of their Affiliates, for any loss that arises out of any act performed or omitted to be performed by it, him or her pursuant to the authority granted by this Agreement if the conduct of the Indemnified Person did not constitute fraud or willful misconduct by such Indemnified Person.

14.3   Persons Entitled to Indemnity.   Any Person who is within the definition of "Indemnified Person" at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Article 14 as an "Indemnified Person" with respect thereto, regardless of whether such Person continues to be within the definition of "Indemnified Person" at the time of such Indemnified Person's claim for indemnification or exculpation hereunder.

14.4   Procedure Agreements. The Company may enter into an agreement with any of the Indemnified Persons, setting forth procedures consistent with applicable law for implementing the indemnities provided in this Article 14.

14.5   Duties of Board of Managers and Officers. Without limiting applicability of any other provision of this Agreement, including without limitation the other provisions of this Article 14, which shall control notwithstanding anything to the contrary in this Section 14.5, the following provisions shall be applicable to the Board of Managers and the officers of the Company:

(a)   The Board of Managers of the Company shall have the benefit of the business judgment rule to the same extent as directors of a California corporation.

(b)   Except as set forth in Section 14.7.3, the members of the Board of Managers and the officers of the Company shall have the same duties of care and loyalty as directors and officers of a California corporation but in no event shall any member of the Board of Managers or officer be liable for any action or inaction for which exculpation is provided under Section 14.2.

14.6   Interested Transactions. To the fullest extent permitted by law, no member of the Board of Managers shall be deemed to have breached its duty of loyalty to the Company or the Members (and such member of the Board of Managers shall not be liable to the Company or to the Members for breach of any duty of loyalty or analogous duty) with respect to any action or inaction in connection with or relating to any transaction that was approved in accordance with Section 6.6.

14.7   Fiduciary and Other Duties.

14.7.1 An Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for his, her or its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

46

14.7.2 Notwithstanding any other provision of this Agreement or otherwise applicable law, whenever in this Agreement an Indemnified Person is permitted or required to make a decision (a) in his, her or its discretion or under a grant of similar authority, the Indemnified Person shall be entitled to consider only such interests and factors as such Indemnified Person desires, including his, her or its own interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person, or (b) in his, her or its good faith or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standards.

14.7.3 Notwithstanding any other provision of this Agreement or otherwise applicable law, the Members and their Affiliates may each engage in any other business activities whatsoever and engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business conducted or proposed to be conducted by the Company or any of its Affiliates, and none of the Company, any of its Affiliates or any other Member (including such other Member's Affiliates) shall have any rights in, with respect to, or to be informed of such other business activities or ventures or the income or profits derived therefrom. The Members and their Affiliates shall not be obligated to present any business or investment opportunity to the Company or its Affiliates even if such opportunity is of a character that, if presented to the Company or such Affiliates, could be taken by the Company or such Affiliates, and the Members and their Affiliates shall have the right to take for their own account (individually or as a partner, member, shareholder, fiduciary or otherwise) or to recommend to any other Person any such particular business or investment opportunity.

15. **REPRESENTATIONS AND COVENANTS BY THE MEMBERS**

Each Member hereby represents and warrants to, and agrees with, the Board of Managers, the other Members and the Company as follows:

15.1 <u>Investment Intent.</u> Such Member is acquiring such Member's Interest with the intent of holding the same for investment for such Member's own account and without the intent or a view of participating directly or indirectly in any distribution of such Interests within the meaning of the Securities Act or any applicable state securities laws.

15.2 <u>Securities Regulation.</u> Such Member acknowledges and agrees that such Member's Interest is being issued and sold in reliance on the exemption from registration under the Securities Act and exemptions contained in applicable state securities laws, and that such Member's Interest cannot and will not be sold or transferred except in a transaction that is exempt under the Securities Act and applicable state securities laws or pursuant to an effective registration statement under the Securities Act and applicable state securities laws. Such Member understands that such Member has no contractual right for the registration under the Securities Act of such Member's Interest for public sale and that, unless such Member's Interest is registered or an exemption from registration is available, such Member's Interests may be required to be held indefinitely.

US_ACTIVE:\44421832\19\76830.0322

15.3   Knowledge and Experience. Such Member has such knowledge and experience in financial, tax and business matters as to enable such Member to evaluate the merits and risks of such Member's investment in the Company and to make an informed investment decision with respect thereto.

15.4   Economic Risk.   Such Member is able to bear the economic risk of such Member's investment in such Member's Interest.

15.5   Binding Agreement. Such Member has all requisite power and authority to enter into and perform this Agreement and this Agreement is and will remain such Member's valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors rights).

15.6   Tax Position.   A Member will not take a position on such Member's federal income tax return, in any claim for refund or in any administrative or legal proceedings that is inconsistent with this Agreement or with any information return filed by the Company unless such Member provides prior written notice to the Company and consults with and considers in good faith the suggestions of the Company with respect to such position.

15.7   Information.   Such Member has received all documents, books and records pertaining to an investment in the Company requested by such Member. Such Member has had a reasonable opportunity to ask questions of and receive answers concerning the Company, and all such questions have been answered to such Member's satisfaction.

15.8   Licenses and Permits.   Such Member will cooperate in providing such information, in signing such documents and in taking any other action as may reasonably be requested by the Company in connection with obtaining any foreign, federal, state or local license or permit needed to operate its business or the business of any entity in which the Company invests.

16.   COMPANY REPRESENTATIONS

In order to induce the Members to enter into this Agreement and to make the Capital Contributions contemplated hereby, the Company hereby represents and warrants to each Member as follows:

16.1   Duly Formed. The Company was duly converted from a corporation, duly formed as a limited liability company and is a validly existing limited liability company under the Act, with all necessary power and authority under the Act to issue the Interests to be issued to the Members hereunder. All action of the Company necessary to authorize the effectiveness of this Agreement has been taken.

16.2   Valid Issue. When the Interests are issued to the Members as contemplated by this Agreement and the Capital Contributions required to be made by the Members are made, the Interests issued to the Members will be duly and validly issued and no liability for any additional capital contributions or for any obligations of the Company will attach thereto.

17.   AMENDMENTS TO AGREEMENT

17.1   Amendments. This Agreement may be modified or amended with the prior written consent of the Board of Managers. Notwithstanding the foregoing provisions of this Section 17.1, (1) this Section 17.1 may not be amended without the written approval of each Member; and (2) other provisions of this Agreement may not be amended without the written approval of each Member affected if the amendment (a) would reduce any such Member's Interests or would reduce the allocation to such Member of Profit or Loss, or would reduce the Distributions of cash or property to such Member from that which is provided or contemplated herein, unless such amendment treats all Members ratably based on their Interests and such amendment is being executed to reflect (i) any dilution in such Member's Interest resulting from the issuance of Units contemplated by Article 3 or (ii) the acceptance of a new Member pursuant to Article 11; or (b) would increase such Member's obligation to make Capital Contributions or obligation with respect to other liabilities (taking into account and considering the rights and obligations of such Member prior to such amendment or modification). Sections 14.1, 14.2 and 14.3 of this Agreement may not be amended in a manner to reduce or restrict the indemnification rights provided in Sections 14.1, 14.2 and 14.3 unless the indemnitee has consented; provided, however, that such indemnification rights with respect to any officer of the Company may be so amended, on a prospective basis with respect to acts occurring after the date of such amendment only, upon 30 days prior written notice to such officer. All proposed amendments to this Agreement will be sent to each Member within a reasonable period of time prior to being presented for approval whether by the Board or the Members and also promptly after the effectiveness thereof.

17.2   Amendments by the Board of Managers. Notwithstanding anything in Section 17.1 to the contrary, the Board of Managers, without the consent or approval at any time of any Member (each Member, by executing this Agreement, being deemed to consent to any such amendment), may amend any provision of this Agreement or the Articles of Organization, and may execute, swear to, acknowledge, deliver, file and record all documents required or desirable in connection therewith, to reflect (i) a change in the name of the Company or the location of the principal place of business of the Company, (ii) the admission, dilution, substitution, termination or withdrawal of any Member in accordance with the provisions of this Agreement, (iii) a change that is necessary to qualify the Company as a limited liability company or a company in which the Members have limited liability, (iv) a change that is (A) of an inconsequential nature and does not adversely affect any Member in any material respect, (A) necessary to clarify any ambiguity or to correct or supplement any provisions of this Agreement or (C) required or specifically contemplated by this Agreement, or (v) any amendment that the Board of Managers deems necessary to comply with any applicable law, rule, regulation or interpretation.

17.3   Corresponding Amendment of Articles of Organization. The Board of Managers shall cause to be prepared and filed any amendment to the Articles of Organization that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

17.4   Binding Effect. Any modification or amendment to this Agreement pursuant to and in accordance with this Article 17 shall be binding on all Members.

18. **GENERAL**

18.1   Successors; California Law; Etc. This Agreement (a) shall be binding upon the executors, administrators, estates, heirs and legal successors and permitted assigns of the Members, (b) shall be governed by and construed in accordance with the laws of the State of California, and (c) may be executed in more than one counterpart, all of which together shall constitute one agreement, contains the entire contract among the Members as to the subject matter hereof. The waiver of any of the provisions, terms or conditions contained in this Agreement shall not be considered as a waiver of any of the other provisions, terms or conditions hereof.

18.2   Notices, Etc.   All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery or receipt (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service), addressed (a) if to any Member, at the address of such Member set forth in the records of the Company or at such other address as such Member shall have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Board of Managers to it at: [   ], with a copy to [   ] (which copy shall not constitute notice) at: [   ], Attention: [   ].

18.3   Execution of Documents. From time to time after the Effective Date, upon the request of the Board of Managers, each Member shall perform, or cause to be performed, all such additional acts, and shall execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement. Each Member, including each new and substituted Member, by the execution of this Agreement or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and appoints the Board of Managers or any Person designated by the Board to act on such Member's behalf for purposes of this Section 18.3 as such Member's true and lawful attorney-in-fact with full power and authority in such Member's name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including:

(a)   all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Board deems appropriate to qualify or to continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board, necessary to protect the limited liability of the Members;

(b)   all amendments to this Agreement adopted in accordance with the terms hereof and all instruments that the Board deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(c)   all conveyances and other instruments that the Board deems appropriate to reflect the dissolution of the Company.

The appointment by each Member or any Person designated by the Board to act on its behalf for purposes of this Section 18.3 as such Member's attorney-in-fact shall be deemed to be

50

a power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Board to act as contemplated by this Agreement in any filing and other action by such Manager or Person on behalf of the Company, and shall survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Member giving such power and the transfer or assignment of all or any part of such Member's Interests; provided, however, that in the event of a Transfer by a Member of all of its Interest, the power of attorney given by the transferor shall survive such assignment only until such time as the transferee shall have been admitted to the Company as a substituted Member and all required documents and instruments shall have been duly executed, filed, and recorded to effect such substitution.

18.4   Arbitration.   The Parties hereby irrevocably agree that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, shall be resolved by binding arbitration ("Arbitration") in accordance with the following procedures:

18.4.1 Initiation of the Arbitration. The party or parties on one side of the dispute(s) (collectively the "Claimant") may initiate the Arbitration by sending to the party or parties on the other side of the dispute(s) (collectively the "Respondent") written notice identifying the matter(s) in dispute and invoking the procedures of this Section 18.4 (the "Demand"). The Demand shall include a statement setting forth the nature of the dispute(s), the amount in controversy, if any, and the remedy sought. Within thirty (30) days of receipt of the Demand, the Respondent shall submit a statement (the "Answer"), that shall set forth the Respondent's response(s) to the Claimant's claim(s) and any counterclaims asserted by the Respondent, setting forth the nature and amount of such counterclaim(s), and the remedy sought by the Respondent. Within ten (10) days following the Answer, the parties shall meet and confer to try to resolve the dispute(s).

18.4.2 Selection of the Arbitrators.   If, after meeting and conferring, the parties are unable to resolve the dispute(s), the Claimant shall submit the Demand and Answer, along with the required fees, to the Judicial Arbitration and Mediation Services ("JAMS") resolution center in New York, New York. In accordance with the Arbitration Rules, JAMS will provide a list of at least five (5) arbitrator candidates, each of whom shall be a former federal district court judge of a United States District Court. If the parties are unable to agree on an arbitrator from the list, then, in accordance with the Arbitration Rules, within seven (7) days of receipt of the list, each Party may strike two (2) names and shall strike the remaining candidates in order of preference. The remaining arbitrator candidate with the highest composite ranking shall be appointed as the arbitrator (the "Arbitrator"). The parties shall use commercially reasonable efforts to engage the Arbitrator within fifteen (15) days of filing their dispute with JAMS.

18.4.3 Rules of Procedure.   Except as modified in this Section 18.4, the Arbitration proceeding shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules & Procedures, effective October 1, 2010 (collectively, the "Arbitration Rules").

18.4.4 Discovery. Except as set forth herein, the Arbitration shall proceed consistent with JAMS' discovery rules. The parties shall have twenty (20) Business Days following the date the Arbitrator is engaged (the "Arbitrator Engagement Date") to serve not more than ten

(10) written document requests and not more than seven (7) interrogatories (including subparts). Objections to document requests, and responses to interrogatories, shall be due thirty (30) Business Days after service on the party(ies) from whom such discovery is sought. The parties shall complete production of documents not more than sixty (60) days after service of document requests; provided, however, that, if a party objects to a document request and a motion to compel production is made, a party shall have fifteen (15) days after the Arbitrator resolves that motion to compel to produce any additional documents required by the Arbitrator's Order. The party(ies) on each side of the dispute shall have the opportunity to take up to seven (7) depositions, with each deposition limited to seven hours of testimony. Such depositions shall be completed within six (6) months of the Arbitrator Engagement Date. Upon good cause shown by the requesting party(ies), the Arbitrator can modify the scope of discovery available to the parties and the discovery schedule set forth herein.

18.4.5 The Arbitration Hearing. At a date that is mutually convenient to the Arbitrator and the parties, but commencing no later than thirty (30) days following the close of discovery, the Arbitrator shall commence the arbitration hearing (the "Arbitration Hearing"). The Arbitration Hearing shall take place in New York, New York, at a location mutually selected by the parties or, absent agreement, chosen by the Arbitrator. The Arbitration Hearing need not run for consecutive days but must be completed within sixty (60) days following commencement of the Arbitration Hearing. At the Arbitration Hearing, the Arbitrator is bound to follow the substantive laws of California applicable to the issues in the case, without regard to conflict of law principles. A failure to follow such law is grounds for a challenge to the award. Upon a showing of good cause by the requesting party(ies), the Arbitrator, in the Arbitrator's reasonable discretion, shall determine the need to modify the time limits set forth in this Section 18.4.5.

18.4.6 Form of Decision. The Arbitrator shall render a reasoned award in writing, setting forth the decision, the basis therefore, and the relief to be granted to the party(ies) on each side of the dispute (the "Award"), no later than thirty (30) days following the last day of the Arbitration Hearing. In no event shall the Arbitrator award punitive damages to any of the parties involved in the dispute. The Arbitrator's decision shall be a final and binding determination of the dispute. Judgment upon the Award may be entered exclusively in the United States District Court for the Southern District of New York; provided, however, that if that court lacks jurisdiction, then the decision may be entered in the Supreme Court of the State of New York, County of New York.

18.4.7 Payment of Arbitration Expenses. The Claimant(s) and the Respondent(s) shall each pay 50% of the Arbitrator's fees and expenses while the arbitration is pending.

18.4.8 Submission to Jurisdiction. To the extent any party seeks to challenge or dispute the scope, jurisdiction, conduct or result of the Arbitration, or requires judicial intervention in aid or furtherance of the Arbitration, such party(ies) shall bring such action exclusively in the United States District Court for the Southern District of New York; provided, however, that, if subject matter jurisdiction is unavailable in that court, then all such claims shall be transferred to or otherwise brought, heard and determined exclusively in the Supreme Court of the State of New York, County of New York. With respect to any such action, each party irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or, if that court lacks jurisdiction, the Supreme Court of the State of New York, County of

US_ACTIVE:\44421832\19\76830.0322

New York), and agrees that it shall not attempt to deny or defeat personal jurisdiction by motion or other request for leave from such court, shall not argue that such court is an inconvenient forum, and agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.

18.4.9 <u>Attorneys' Fees and Costs.</u> The prevailing party in the Arbitration shall be entitled to seek payment of its reasonable out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel and other professionals). To the extent the Arbitrator awards less than all of the relief requested, the Arbitrator shall award the reasonable out-of-pocket costs and expenses of a party in proportion to the extent such party prevailed in the Arbitration. If a party fails to proceed with the Arbitration, unsuccessfully challenges the Award, or fails to comply with the Award, the party(ies) on the other side of the dispute shall be entitled to recover its(their) costs of suit including reasonable attorneys' fees for having to compel arbitration or defend or enforce the Award.

18.5 <u>Waiver of Jury Trial.</u> To the extent not prohibited by applicable law which cannot be waived, the Company and each Member hereby waives, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, claim, demand, action or cause of action arising out of or based upon this Agreement or the subject matter hereof, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise.

18.6 <u>Severability.</u> If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination shall not affect the other provisions hereof, each of which shall be construed and enforced as if the invalid or unenforceable portion were not contained herein. Such invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each such provision shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

18.7 <u>Table of Contents, Headings.</u> The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing this Agreement.

18.8 <u>No Third Party Rights.</u> Except for the provisions of <u>Sections 7.15</u> and <u>14.2,</u> the provisions of this Agreement are for the benefit of the Company, the Board of Managers and the Members and no other Person, including creditors of the Company, shall have any right or claim against the Company, the Board or any Member by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement.

18.9 <u>Obligation of Golden Queen.</u> So long as GQ Holdco or a Permitted Transferee thereof is a Member, Golden Queen hereby agrees to cause GQ Holdco to promptly and completely perform its obligations under this Agreement. The obligation of Golden Queen under this <u>Section 18.9</u> is a primary obligation of Golden Queen, and the Company may proceed directly against Golden Queen without being required to proceed first, or exhaust its recourse, against GQ Holdco.

[REMAINDER OF THIS PAGE BLANK]

US_ACTIVE:\44421832\19\76830.0322

THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE EFFECTIVE DATE.

GAUSS LLC

By:_____
Name:_____
Title:_____

GOLDEN QUEEN HOLDINGS, INC.

By:_____
Name:_____
Title:_____

GOLDEN QUEEN MINING CO. LTD.

By:_____
Name:_____
Title:_____

GOLDEN QUEEN MINING COMPANY, LLC

By:_____
Name:_____
Title:_____

Exhibit A

MEMBERS OF THE COMPANY, CAPITAL CONTRIBUTIONS, ISSUED UNITS AND PERCENTAGE INTEREST

(as of [   ], 2014)

Member	Units	Capital Contribution	Percentage Interest
Gauss	110,000	US$110,000,000.00	50%
GQ Holdco	110,000	US$110,000,000.00	50%
TOTAL	220,000	US$220,000,000.00	100%

Exhibit B

TAX MATTERS

This <u>Exhibit B</u> shall govern the relationship of the Members and the Company with respect to tax matters and the other matters addressed in this <u>Exhibit B.</u>

<u>Article 1 – TAX MATTERS PARTNER</u>

1.1 <u>Designation of Tax Matters Partner.</u> Unless and until another qualifying Member is designated as the tax matters partner by the Board, Gauss shall be the tax matters partner (the "<u>TMP</u>") of the Company as defined in Section 6231(a)(7) of the Code or any similar provision under state or local law. The TMP may resign at any time. The Board of Managers shall designate any successor TMP. The TMP (i) shall be responsible for, make elections for, and cause the Company's independent certified public accountants to prepare and file any tax returns or other required tax forms after notice to the Board of Managers, (ii) shall have all of the rights, authority and power provided to a "tax matters partner" in the Code and related Treasury Regulations and (iii) shall be authorized to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. The TMP and the other Members shall use reasonable best efforts to comply with their responsibilities under this Article 1 of this Exhibit B and under Sections 6221 through 6233 of the Code and the related Treasury Regulations, and in doing so shall incur no liability to the Company or any Member. The Company shall indemnify and reimburse the TMP for all expenses (including legal and accounting fees) incurred as TMP pursuant to this Article 1 of this Exhibit B in connection with any administrative or judicial proceeding with respect to the tax liability of any Member attributable to such Member's respective interest in the Company.

1.2 <u>Information.</u> Each Member shall furnish the TMP with information (including, but not limited to, the information specified in Section 6230(e) of the Code) reasonably requested by the TMP to provide the Internal Revenue Service with sufficient information (i) to allow the Company to comply with any tax reporting, tax withholding or tax payment obligations of the Company and (ii) to allow proper notice to the Members under Section 6223 of the Code. The TMP shall keep each Member reasonably informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items under Section 6223(g) of the Code. The TMP shall, upon receipt of notice from the IRS, give notice of an administrative proceeding with respect to the Company to all Members in accordance with, and as if such Members were each a "notice partner" pursuant to, Section 6231(a)(8) of the Code.

1.3 <u>Inconsistent Treatment of Tax Item.</u> Each Member agrees that any action taken by the TMP in connection with audits (or other administrative or judicial proceedings) of the Company shall be binding upon such Member and each Member further agrees that such Member shall not treat any Company item inconsistently on such Member's income tax return with the treatment of the item on the Company's return and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the TMP, which authorization may be withheld by the TMP in its sole discretion. Notwithstanding the foregoing, if an administrative proceeding under Section 6223 of the Code begins, upon the request of the TMP, each Member who has acted in violation of the preceding

sentence promptly shall notify the TMP of the treatment by such Member of any partnership item on such Member's federal income tax return that is inconsistent with the treatment of such item on the partnership return of the Company.

1.4 Effect of Certain Decisions by the TMP. Any decision made by the TMP, including, without limitation, whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for the assessment or collection of any tax and the choice of forum for such contest shall be made in the TMP's sole and absolute discretion; provided, however, that the TMP shall notify the Board of Managers of any such decision.

1.5 Survival. The provisions of this Article 1 of this Exhibit B shall survive the termination of the Company or the termination of any Member's interest in the Company, and shall remain binding on the Members for the period of time necessary to resolve with the Internal Revenue Service or the Department of the Treasury any and all matters regarding the federal income taxation of the Company for the applicable tax years.

Article 2 – PARTNERSHIP TAX STATUS; TAX ELECTIONS

2.1 Partnership Tax Status. The Members intend to create a partnership for United States federal, state and local income and franchise tax purposes, and, unless otherwise agreed by all of the Members, no Member shall take any action to change the status of the Company as a partnership under Treasury Regulations Section 301.7701-3 or similar provision of state or local law; provided, however, that nothing in this Agreement shall be deemed to create a partnership for any other purpose. The TMP shall file with the appropriate office of the Internal Revenue Service a return of partnership income for the Company (Form 1065), and file with the appropriate offices of state agencies any required partnership state income tax or informational returns. Each Member shall furnish to the TMP any information it may have relating to the Company or Operations as shall be required for the proper preparation of these returns. The TMP shall furnish to the other Members for their review and comment a copy of each proposed income tax return (including all schedules and supporting work papers) at least two weeks before the date the return is filed. The TMP shall promptly provide to the Members all information reasonably requested by any Member to calculate estimated tax payments and prepare tax return extensions.

2.2 Tax Elections.

2.2.1 Required Company Elections. The Company shall make the following elections for all partnership income tax returns:

(a) to use the accrual method of accounting.

(b) to use as its taxable year the calendar year ending December 31 (and each Member represents for this purpose that its taxable year ends on December 31);

(c) to defer all development expenses to the extent possible under Section 616(b) of the Code or, at the election of the Board of Managers, to deduct currently such expenses under Section 616(a) of the Code;

(d) unless the Members unanimously agree otherwise, to compute the allowance for depreciation for all depreciable assets using the 150% declining balance method and the

shortest life permissible or, at the election of the Board of Managers, using the units of production method of depreciation;

(e) to treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by law;

(f) to make an election to adjust the basis of Company property with respect to a Member under Section 754 of the Code at the request of the Member; and

(g) to amortize over the shortest permissible period all organizational expenditures and business start-up expenses under Sections 195 and 709 of the Code.

2.2.2 <u>Other Company Elections.</u> Except as provided in Section 2.2.1 of this Exhibit B, elections required or permitted to be made by the Company under the Code or any state tax law shall be made as determined by the Board of Managers.

2.2.3 <u>Member Elections.</u> Each Member shall elect under Section 617(a) of the Code to deduct currently all exploration expenses. Each Member reserves the right to capitalize its share of development and exploration expenses of the Company in accordance with Section 59(e) of the Code, provided that a Member's election to capitalize all or any portion of these expenses shall not affect the Member's Capital Account.

Article 3 – ALLOCATIONS OF PROFITS AND LOSSES FOR TAX REPORTING PURPOSES

This Article 3 of this Exhibit B provides for the allocation for tax reporting purposes among the Members of items of Profit and Loss and any other tax items. Such allocations shall be made with respect to each Fiscal Year as of the end of such Fiscal Year in a manner that will give economic effect to the Distributions made pursuant to Sections 5.2 and 13.3 of the Agreement. The Members intend for all such allocations to comply with Section 704(b) and 704(c) of the Code and the Treasury Regulations thereunder and to appropriately reflect the Members' rights to Distributions as set forth in Sections 5.2 and 13.3 of the Agreement, and the Board of Managers shall make such adjustments as may be necessary to effectuate such intent; provided, however, that any such adjustment thereto shall affect only Capital Accounts and allocations, and all such allocations shall not affect any Member's rights to Distributions as set forth in this Agreement.

Article 4 – CAPITAL ACCOUNTS

4.1 <u>Capital Accounts.</u> The Board of Managers shall maintain a separate capital account for each Member and such other Member accounts as may be necessary or desirable to comply with the requirements of applicable laws ("<u>Capital Accounts</u>").

4.2 <u>Liquidation.</u> After the dissolution, and effective upon the liquidation of the Company, the Board of Managers shall cause the Capital Accounts of the Members to be restated to reflect any items of Profit or Loss that would be realized by the Company and allocated to the Members under Article 3 of this Exhibit B if the assets were sold at the time of liquidation for their fair market values as determined under Section 4.3 of this Exhibit B.

4.3 <u>Fair Market Values.</u> For purposes of Section 4.2 of this Exhibit B, the fair market values of any assets as of the time of determination shall be determined by the Board of Managers.

4.4 <u>Modifications.</u> This Article 4 and the other provisions of this Exhibit B relating to the maintenance of Capital Accounts and allocations of items of Profit and Loss are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with those Treasury Regulations. If the Board of Managers determines that it is prudent to modify the manner in which Capital Accounts, or any debits or credits to Capital Accounts, are computed in order to comply with those Treasury Regulations, then the Board of Managers may make the prudent modifications if the modifications are not likely to have a material effect on the amount distributable to any Member upon liquidation of the Company under Section 13.3 of the Agreement.

4.5 <u>Deemed Termination.</u> Notwithstanding Section 4.2 of this Exhibit B, if a deemed liquidation of the Company results from a deemed termination under Section 708(b)(1)(B) of the Code, then (i) Section 4.2 of this Exhibit B and Section 13.3 of the Agreement shall not apply, and (ii) for income tax purposes only (A) the Company shall be deemed to have contributed its assets to a new partnership in exchange for an interest in the new partnership, and then deemed to have immediately distributed its interest in the new partnership to the purchaser in the transaction causing the deemed liquidation and the non-transferring Members in proportion to their respective interests in the Company and in liquidation of the Company, and (B) the new partnership shall continue under the terms of this Agreement, including this Exhibit B.

Exhibit C

INITIAL PROGRAM AND BUDGET

(see attached)

Exhibit C

Exhibit B

Gauss Operating Agreement

(see attached)

[FORM OF] GAUSS LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF [   ], 2014

TABLE OF CONTENTS

i

US_ACTIVE:\44421824\14\76830.0322

EXHIBITS:

EXHIBIT A – MEMBERS OF THE COMPANY, CAPITAL CONTRIBUTIONS, ISSUED
UNITS AND PERCENTAGE INTEREST
EXHIBIT B – REPORTS

GAUSS LLC
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement of Gauss LLC (this "Agreement") is entered into and made effective as of [ ], 2014 (the "Effective Date"), and is by and among Gauss LLC (the "Company"), Gauss Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of Leucadia National Corporation, and Auvergne, LLC, a Delaware limited liability company ("Auvergne") (LUK Holdco and Auvergne, collectively the "Original Members").

RECITALS

WHEREAS, LUK Holdco formed the Company as a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act (6 Del. C. *§ 18-101 et seq.),* as amended from time to time (the "Act"), by causing the filing with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") of a Certificate of Formation (the "Certificate of Formation") and entering into a Limited Liability Company Agreement on June 4, 2014 (the "Initial Agreement");

WHEREAS, LUK Holdco, Auvergne, the Company, Golden Queen Mining Co. Ltd., a British Colombia corporation ("Golden Queen"), and Golden Queen Mining Company, Inc., a California corporation and wholly-owned subsidiary of Golden Queen, entered into that certain Transaction Agreement, dated as of June 8, 2014 (the "Transaction Agreement");

WHEREAS, the Transaction Agreement provides that, in connection with the consummation of the transactions contemplated by the Transaction Agreement, Auvergne shall become a member of the Company, and the Initial Agreement shall be amended and restated in its entirety;

WHEREAS, the Original Members are entering into this Agreement to provide for, among other things, the management of the business and affairs of the Company, the allocation of profits and losses among the Members, the respective rights and obligations of the Members to each other and to the Company, and certain other matters;

WHEREAS, the Original Members intend to take such action as may be required so that, following the issuance of New Units by the Company in connection with the Mandatory Top Up Contribution or the Mandatory Alternative Contribution, as applicable, the Aggregate Percentage Interest of each Original Group shall be equal to that of the other Original Group;

WHEREAS, the Members intend to treat, and the Company shall take no position inconsistent with treating, the Company as a partnership for United States federal, state and local income and franchise tax purposes; and

WHEREAS, the parties hereto wish to effect (i) the amendment and restatement of the Initial Agreement, and (ii) the continued operation of the Company on the terms set forth herein.

AGREEMENT

NOW, THEREFORE, the Members agree as follows:

1. DEFINITIONS

For purposes of this Agreement: (a) references to "<u>Articles,</u>" "<u>Exhibits</u>" and "<u>Sections</u>" are to Articles, Exhibits and Sections of this Agreement unless explicitly indicated otherwise, (b) references to statutes include all rules and regulations thereunder, and all amendments and successors thereto from time to time; and (c) the word "including" shall be construed as "including without limitation."

"<u>Accredited Investor</u>" has the meaning defined in Regulation D under Section 4(2) of the Securities Act.

"<u>Act</u>" is defined in the Recitals to this Agreement.

"<u>Affiliate</u>" means with respect to any specified Person, any Person that directly or through one or more intermediaries Controls or is Controlled by or is under common Control with the specified Person.

"<u>Agreement</u>" is defined in the Preamble to this Agreement.

"<u>Aggregate Percentage Interest</u>" means, as of a particular time (i) with respect to Auvergne and its Permitted Transferees, the aggregate percentage beneficial interest in the profits of the Joint Venture held by the Clay Family, whether through Golden Queen, the Company or otherwise; <u>provided,</u> that the beneficial interest of the Clay Family in the profits of the Joint Venture through Golden Queen shall be the greater of (A) such beneficial interest calculated assuming that the Clay Family holds thirty-five million (35,000,000) common shares of Golden Queen (adjusted appropriately for stock dividends, stock splits or similar transactions), or (B) the actual beneficial interest of the Clay Family in the profits of the Joint Venture through Golden Queen, and (ii) with respect to LUK Holdco and its Permitted Transferees, the aggregate percentage beneficial interest in the profits of the Joint Venture held by LUK Holdco and all Affiliates of LUK Holdco, whether through Golden Queen, the Company or otherwise.

"<u>Answer</u>" is defined in <u>Section 18.4.1.</u>

"<u>Arbitration</u>" is defined in <u>Section 18.4.</u>

"<u>Arbitration Hearing</u>" is defined in <u>Section 18.4.5.</u>

"<u>Arbitration Rules</u>" is defined in <u>Section 18.4.3.</u>

"<u>Arbitrator</u>" is defined in <u>Section 18.4.2.</u>

"<u>Arbitrator Engagement Date</u>" is defined in <u>Section 18.4.4.</u>

"Asset Value" of any property of the Company means its adjusted basis for federal income tax purposes unless:

(a)   the property was accepted by the Company as a contribution to capital at a value different from its adjusted basis, in which event the initial Asset Value for such property shall mean the gross fair market value of the property agreed to by the Company and the contributing Member; or

(b)   as a consequence of the issuance of additional Units or the redemption of all or part of the Interest of a Member, the property of the Company is revalued in accordance with Section 4.3.

As of any date, references to the "then prevailing Asset Value" of any property shall mean the Asset Value last determined for such property less the depreciation, amortization and cost recovery deductions taken into account in computing Net Profit or Net Loss in fiscal periods subsequent to such prior determination date.

"Auvergne" is defined in the Preamble to this Agreement.

"Award" is defined in Section 18.4.6.

"Board of Managers" or "Board" means the board of managers of the Company elected and determined in accordance with Article 7.

"Business Day" means any day other than: (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

"Capital Account" is defined in Section 4.2.

"Capital Contribution" means with respect to any Member, the sum of (i) the amount of money plus (ii) the fair market value of any other property (net of liabilities assumed or to which the property is subject) contributed to the Company with respect to the Interest held by such Member pursuant to this Agreement.

"Certificate of Formation" is defined in the Recitals to this Agreement.

"Claimant" is defined in Section 18.4.1.

"Clay Family" means (i) Landon Clay and Harris Clay, (ii) any Family Member of Landon Clay or Harris Clay, (iii) any trust primarily for the benefit of, or the estate of, one or more of the Persons described in the foregoing clauses (i) and (ii), and (iv) any partnership, corporation, joint venture, limited liability company, limited liability partnership, business trust, cooperative, association or other entity the entire beneficial ownership of which is held by one or more of the Persons described in the foregoing clauses (i), (ii) and (iii).

"Clay Family Member" means any Person in the Clay Family.

US_ACTIVE:\44421824\14\76830.0322

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" is defined in the Preamble to this Agreement.

"Competitor" or "Competing Business" means any Person that is engaged, directly or indirectly (i) in the business of mining gold or silver anywhere in the world or (ii) in the business of mining aggregate rock, sand, or gravel within 100 miles of Mojave, California.

"Confidential Information" is defined in Section 9.6.1.

"Control" (including the terms "Controlling", "Controlled by" and "under common Control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"Delaware Secretary of State" is defined in the Recitals to this Agreement.

"Demand" is defined in Section 18.4.1.

"Distribution" means cash or property (net of liabilities assumed or to which the property is subject) distributed to a Member in respect of the Member's Interest.

"Effective Date" is defined in the Preamble to this Agreement.

"Excess Units" is defined in Section 3.6(b).

"Family Member" means, with respect to any Person who is an individual, any lineal descendants (including adoptive relationships) of such Person.

"Final Transfer Date" is defined in Section 12.1.3.

"Fiscal Year" means the fiscal year of the Company, which shall be the Company's taxable year as determined under Regulations Section 1.441-1 or Section 1.441-2 and the Regulations under Section 706 of the Code, which is the taxable year ending on December 31, or such other Fiscal Year as determined by the Board of Managers.

"Fully Participating Member" is defined in Section 3.6(b).

"GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

"Golden Queen" is defined in the Recitals to this Agreement.

"Governance Rights" means the rights of a Member or benefits accorded to such Member pursuant to Section 3.6 (*Additional Capital*), Section 6.6 (*Required Consents*), Section 7.3 (*Number and Designation Rights*), Section 7.4 (*Voting and Act of the Board; Action without a Meeting*), Section 7.12 (*Quorum*), Section 7.16 (*Joint Venture Management Committee*) and Section 12.1 (*Right of First Offer/Refusal*); provided, however, that the obligations of such

US_ACTIVE:\44421824\14\76830.0322

Member or with respect to such Interest in such designated sections or otherwise in this Agreement shall not be included in the definition of "Governance Rights."

"Indemnified Persons" is defined in Section 14.1.

"Initial Agreement" is defined in the Recitals to this Agreement.

"Initial Capital Contribution" is defined in Section 3.1.

"Initial Contribution Date" means the Effective Date.

"Initiating Seller" is defined in Section 12.2.1.

"Interest" means, with respect to any Member as of any time, such Member's limited liability company interest in the Company, together with such Member's rights and obligations with respect thereto set forth in this Agreement.

"IRS" means the Internal Revenue Service.

"Issuance Notice" is defined in Section 3.6(b).

"JAMS" is defined in Section 18.4.2.

"Joint Venture" means Golden Queen Mining Company, LLC, a California limited liability company (formerly Golden Queen Mining Company, Inc., a California corporation).

"JV LLC Agreement" means the limited liability company agreement of the Joint Venture, dated as of [   ], 2014, as amended from time to time.

"LUK" means Leucadia National Corporation, a New York corporation.

"LUK Holdco" means Gauss Holdings LLC, a Delaware limited liability company, so long as it holds any Units and thereafter shall mean the Permitted Transferee of LUK Holdco holding the most Units of all the Permitted Transferees of LUK Holdco.

"Manager" means any Person that is a member of the Board of Managers.

"Mandatory Alternative Contribution" has the meaning given to such term in the JV LLC Agreement.

"Mandatory Top Up Contribution" has the meaning given to such term in the JV LLC Agreement.

"Member Consent" means (i) for as long as the Clay Family beneficially owns equity securities representing twenty percent (20%) or more of the voting power of Golden Queen, the approval, voting by Units held by the Members, of the lower of (A) at least two-thirds (2/3) of the outstanding Units or (B) such percentage of the outstanding Units equal to (x) the percentage of the Units owned immediately following the issuance of New Units by the Company in connection with the Mandatory Top Up Contribution or the Mandatory Alternative Contribution

(as applicable) in accordance with Section 3.6(b) by the Original Group holding, in the aggregate, the higher number of Units following such issuance of New Units, minus (y) one percent (1%), and (ii) if the Clay Family beneficially owns equity securities representing less than twenty percent (20%) of the voting power of Golden Queen, the approval, voting by Units held by the Members, of the Members holding at least three-quarters (3/4) of the outstanding Units; provided, however, that Auvergne shall notify the Company and each Member other than Auvergne, in accordance with Section 18.2, if at any time such beneficial ownership represents less than twenty percent (20%) or more of the voting power of Golden Queen, and the Company, the Managers and the Members shall have the right to assume that such beneficial ownership represents twenty percent (20%) or more of the voting power of Golden Queen unless and until such notice, if any, is received in accordance with Section 18.2.

"Members" means the Original Members and any other Person that both acquires an Interest in the Company and is admitted to the Company as a Member in accordance with this Agreement.

"Net Profit" and "Net Loss" are defined in Section 5.6.1.

"New Units" is defined in Section 3.6(b).

"Nonrecourse Liability" has the meaning set forth in Regulations Section 1.704-2(b)(3).

"Non-Selling Members" is defined in Section 12.1.1.

"Notice of Proposed Sale" is defined in Section 12.2.2.

"Notice of Purchase" is defined in Section 12.1.1.

"Notice of Sale" is defined in Section 12.1.1.

"Offer Period" is defined in Section 12.1.1.

"Offered Units" is defined in Section 12.1.1.

"Original Group" means an Original Member and its Permitted Transferees.

"Original Members" is defined in the Preamble to this Agreement.

"Participating Member" is defined in Section 12.1.1.

"Percentage Interest" of a Member as of a particular time shall mean the amount, expressed as a percentage, equal to (i) the number of Units such Member owns at such time, divided by (ii) the total number of Units outstanding at such time.

"Permitted Transferee" means, (a) with respect to LUK Holdco, any Subsidiary of LUK which LUK Controls and of which it is the beneficial owner (within the meaning of the Securities Act) of at least 80% of the outstanding equity interests; and (b) with respect to Auvergne, any Clay Family Member; provided, however, that in no event shall the Company or

any Competitor (whether or not an Affiliate of the Transferring Member) constitute a "Permitted Transferee" of any Member.

"Person" means an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity, or any other legal entity, including any Member.

"Proposed Transferee" is defined in Section 12.2.1.

"Regulation D" means Regulation D under the Securities Act.

"Regulations" means the Treasury regulations, including temporary regulations, promulgated under the Code.

"Respondent" is defined in Section 18.4.1.

"Sale" is defined in Section 12.2.1.

"Sale Percentage" is defined in Section 12.2.1.

"Securities Act" means the Securities Act of 1933, as amended, and the rules, regulations and interpretations promulgated pursuant thereto.

"Selling Member" is defined in Section 12.1.1.

"Subsidiary" means, with respect to any Person, any entity of which such Person is the beneficial owner (within the meaning of the Securities Act) of at least 50% of the outstanding equity.

"Tag-Along Notice" is defined in Section 12.2.3.

"Tag-Along Period" is defined in Section 12.2.3.

"Tag-Along Right" is defined in Section 12.2.1.

"Take-Along Notice" is defined in Section 12.3.2.

"Take-Along Right" is defined in Section 12.3.2.

"Tax Matters Member" is defined in Section 10.1.

"Transaction Agreement" is defined in the Recitals to this Agreement.

"Transfer" means a direct or indirect sale, assignment, pledge, encumbrance, abandonment, disposition or other transfer.

"Units" is defined in Section 3.2.

"Unwinding Event" is defined in Section 11.2.

"Withholding Indemnified Parties" and "Withholding Indemnified Party" are defined in Section 5.4.

2. FORMATION AND PURPOSE

2.1   Formation.   The Company has previously been formed as a limited liability company in accordance with the Act by the filing of the Certificate of Formation with the Delaware Secretary of State pursuant to Section 18-201 of the Act. The Initial Agreement is hereby amended and restated in its entirety, and the Company is hereby continued. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2   Name.   The name of the Company is "Gauss LLC".   The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate. The Board of Managers shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate.

2.3   Registered Office/Agent. The registered office required to be maintained by the Company in the State of Delaware pursuant to the Act shall initially be c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name and address of the registered agent of the Company pursuant to the Act shall initially be The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Board of Managers.

2.4   Term. The Company commenced on the date of the filing of the Certificate of Formation, and the term of the Company shall continue indefinitely unless sooner terminated as provided herein. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Act.

2.5   Purpose. The Company is formed solely for the purpose of, and the nature of the business to be conducted by the Company is solely, investing in the Joint Venture. In pursuance solely thereof, the Company shall possess and may exercise all the powers and privileges granted by the Act, by any other law or by this Agreement, together with any powers incidental thereto, including such powers and privileges as are necessary or convenient to the conduct, promotion or attainment of the purposes of the Company.

2.6   Powers. Without limiting the generality of Section 2.5, the Company shall have the power and authority to take any actions necessary, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.5, including without limitation the power:

(a)   To conduct its business, carry on its operations and exercise the powers granted to a limited liability company by the Act in any country, state, territory, district or other jurisdiction, whether domestic or foreign;

(b)   To acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property;

(c)   To negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, perform and carry out and take any other action with respect to contracts or agreements of any kind, and any leases, licenses, guarantees and other contracts for the benefit of or with any Member or any Affiliate of any Member, to the extent that such contracts may be deemed necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(d)   To purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, individuals or other Persons, or direct or indirect obligations of the United States or any government, state, territory, governmental district or municipality or any instrumentality of any of them;

(e)   To lend money, to invest and reinvest its funds, and to accept real and personal property for the payment of funds so loaned or invested;

(f)   To borrow money and issue evidence of indebtedness, and to secure the same by a mortgage, pledge, security interest or other lien on the assets of the Company;

(g)   To pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

(h)   To sue and be sued, defend and participate in administrative or other proceedings in its name;

(i)   To appoint employees, officers, agents, consultants and representatives of the Company, and define their duties and fix their compensation;

(j)   To indemnify any Person in accordance with the Act and this Agreement;

(k)   To cease its activities and cancel its Certificate of Formation; and

(l)   To make, execute, acknowledge and file any documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

2.7   Certificates. The officers of the Company and such other Persons as may be designated from time to time by the Board of Managers are hereby designated as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate of Formation or any certificate of cancellation of the Certificate of Formation and any other certificates and any amendments or restatements thereof necessary for

9

the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8   Principal Office. The principal executive office of the Company shall be located at such place as the Board of Managers shall establish, and the Board may from time to time change the location of the principal executive office of the Company to any other place within or without the State of Delaware. The Board may establish and maintain such additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate. The records required to be maintained by the Act shall be maintained at one of the Company's principal offices, except as required by the Act.

3.   MEMBERSHIP, CAPITAL CONTRIBUTIONS AND UNITS

3.1   Members. The Members of the Company shall be listed on Exhibit A, as from time to time amended and supplemented in accordance with this Agreement. Each Original Member shall make, and shall be treated as having contributed to the Company on the Initial Contribution Date, the amounts indicated on Exhibit A as such Member's aggregate initial capital contribution ("Initial Capital Contribution") (which amounts shall be the Capital Accounts with respect to such Units as of the date of issuance) and shall receive the number of Units set forth in Exhibit A. Exhibit A shall be amended from time to time so that it sets forth the then current list of Members, the total amount of Capital Contributions made by each such Member and the number of Units held by such Member, and the Member's Percentage Interest. The Board of Managers shall have the right to cause Exhibit A to be updated from time to time as necessary to reflect accurately the information required to be included therein by virtue of any developments after the date hereof. Any revision to Exhibit A made in accordance with this Section 3.1, Section 3.3 or Section 3.6, or in connection with any Transfer of Units permitted under this Agreement, shall not be deemed an amendment to this Agreement for purposes of Article 17 and no action of any Member shall be required to amend or update Exhibit A hereto. Any reference in this Agreement to Exhibit A shall be deemed to be a reference to Exhibit A as revised and in effect from time to time.

3.2   Member Interests and Units. The Interests of the Members of the Company shall be divided into units of one class ("Units").

3.3   Additional Members and Units. No Member shall be required to make any additional Capital Contributions to the Company. In addition, no Member shall be permitted to make any additional Capital Contributions to the Company without the consent of the Board of Managers. Subject to Section 3.6 hereof, the Board of Managers may issue Units and admit Persons as Members in exchange for such contributions to capital (including commitments to make contributions to capital) or such other consideration (including past or future services) and on such terms and conditions (including in the case of Units issued to employees and consultants such vesting and forfeiture provisions) as the Board determines to be appropriate. If additional Units are subsequently issued by the Company, the Capital Account (if any) with respect to those Units as of the date of issuance and the Capital Contributions (if any) that shall be deemed to be made by the Member receiving such Units as of the date of issuance shall be set forth in the agreement pursuant to which the additional Units are issued. Promptly following the issuance of Units, the Board shall cause the books and records of the Company, and an amended Exhibit A

10

hereto, to reflect the number of Units issued, any Members or additional Members holding such Units, the revised Percentage Interests of each Member, and in the case of Units issued other than in connection with the performance of services, the Capital Contribution per Unit, and the Company shall promptly provide the amended Exhibit A to each Member. Upon the receipt of approvals as required under this Agreement, execution of this Agreement or a counterpart of this Agreement, together with any other documents or instruments required by the Board in connection therewith, and the making of the Capital Contribution (if any) specified to be made at such time, a Person shall be admitted to the Company as a Member of the Company.

3.4 Capital Contributions. Each Member's Capital Contribution, if any, whether in cash or in-kind, and the number of Units issued to such Member shall be as set forth in Exhibit A. Any Member making an in-kind Capital Contribution agrees from time to time to do such further acts and execute such further documents as the Board may direct to perfect the Company's interest in such in-kind Capital Contribution. None of the Members or their Affiliates shall be obligated to make any loan or advance to the Company.

3.5 Interest Payments. No interest shall be paid to any Member with respect to such Member's Capital Contributions or Capital Account. All Capital Contributions shall be denominated and payable in U.S. dollars.

3.6 Additional Capital.

(a) The Board shall not raise capital otherwise than in compliance with the provisions of this Section 3.6.

(b) Subject to compliance with Section 6.6, and unless otherwise agreed by all the Members, the Board of Managers shall be entitled to raise capital on behalf of the Company only in connection with (i) the Mandatory Top Up Contribution, (ii) the Mandatory Alternative Contribution, and (iii) the subscription for new equity interests proposed to be issued by the Joint Venture. In connection with such permitted capital raises, the Board shall issue Units (such Units to be issued by the Company, collectively, the "New Units"), with the Board of Managers giving each of the Members that holds any previously issued Units written notice of such proposed issuance at least ten (10) days prior to the proposed issuance date (an "Issuance Notice"). The Issuance Notice shall specify the number of New Units proposed to be issued, the price at which such New Units are proposed to be issued and the other material terms and conditions of the issuance, including the proposed closing date. In the issuance of New Units by the Company in connection with the Mandatory Top Up Contribution or the Mandatory Alternative Contribution, as applicable, each Original Group shall be entitled to purchase, at the price and on the other terms and conditions specified in the Issuance Notice, a number of the New Units such that immediately following such issuance of the New Units the Aggregate Percentage Interest of each Original Group shall be equal to that of the other Original Group. In any subsequent offering of New Units, each Member shall be entitled to purchase, at the price and on the other terms and conditions specified in the Issuance Notice, its *pro rata* amount of the New Units determined based on its Percentage Interest immediately preceding the issuance of the New Units. A Member may exercise its right by delivering written notice of its election to purchase such New

11

Units to the Board of Managers within ten (10) days after receipt of the Issuance Notice. If any Member fails to exercise its right under this Section 3.6(b), or elects to exercise such rights with respect to less than such Member's *pro rata* share (the difference between such Member's *pro rata* share and the number of New Units for which such Member exercised its preemptive rights, the "Excess Units"), any participating Member electing to exercise its rights with respect to its full *pro rata* share (a "Fully Participating Member") shall be entitled to purchase from the Company an additional number of New Units equal to the product of (i) the Excess Units and (ii) a fraction, the numerator of which is the Percentage Interest of such Fully Participating Member, and the denominator of which is equal to the aggregate Percentage Interest of all Fully Participating Members.

3.7   Mandatory Top Up Contribution and Mandatory Alternative Contribution. Notwithstanding anything to the contrary in this Agreement, the Units issued in exchange for Capital Contributions made by the Original Members and their respective Permitted Transferees in order to finance the Company's funding obligations in connection with the Mandatory Top Up Contribution or the Mandatory Alternative Contribution, shall be issued at the same price per Unit as the Units issued in exchange for the Initial Capital Contributions.

3.8   Termination of Governance Rights. Notwithstanding any other provision of this Agreement, if at any time after the Effective Date the Percentage Interest of Auvergne and the Clay Family, taken together but without double counting (or a Transferee of 100% of Auvergne's Units in accordance with Section 11.8), or LUK Holdco (or a Transferee of 100% of LUK Holdco's Units in accordance with Section 11.8) is less than twenty five percent (25%), then upon the occurrence of such event the Governance Rights of such Member shall automatically terminate.

4.   **CAPITAL ACCOUNTS**

4.1   Book Allocations. The Net Profits and Net Loss of the Company and any items of income, gain, deduction or loss that are specially allocated in any Fiscal Year or other fiscal period shall be allocated among the Members as provided in Article 5.

4.2   Capital Accounts.   A separate account (each a "Capital Account") shall be established and maintained on the books of the Company for each Member which:

(a)   shall be increased by (i) the amount of cash and the fair market value of any other property contributed by such Member to the Company as a Capital Contribution (net of liabilities secured by such property or that the Company assumes or takes the property subject to) and (ii) such Member's distributive share of the Net Profit of the Company, and

(b)   shall be reduced by (i) the amount of cash and the fair market value of any other property distributed to such Member (net of liabilities secured by such property or that the Member assumes or takes the property subject to) and (ii) such Member's distributive share of the Net Loss of the Company.

No Member shall have an obligation to the Company or to any other Member to restore any negative balance in the Capital Account of such Member.

4.3   Revaluations of Assets and Capital Account Adjustments. Unless otherwise determined by the Board of Managers, (i) immediately preceding the issuance of additional Units in exchange for cash, property or services to a new or existing Member, (ii) upon the redemption of the Interest of a Member or a portion thereof, (iii) upon the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) and (iv) at such other times as are necessary or advisable, as reasonably determined by the Board of Managers, in order to comply with Regulations Sections 1.704-1(b) and 1.704-2, the then-prevailing Asset Values of the Company shall be adjusted to equal their respective gross fair market values, as determined in good faith by the Board, and any increase in the net equity value of the Company (Asset Values less liabilities) shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.6.2 (or any decrease in the net equity value of the Company shall be charged in the same manner as Net Losses are charged under Section 5.6.2). Accordingly, as of the date of (i), (ii), (iii) or (iv), as applicable, the Capital Accounts of Members will reflect both realized and unrealized gains and losses through such date and the net fair market value of the equity of the Company as of such date.

4.4   Additional Capital Account Adjustments. Any income of the Company that is exempt from federal income tax shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.6.2 when such income is realized. Any expenses or expenditures of the Company which may neither be deducted nor capitalized for tax purposes (or are so treated for tax purposes) shall be charged to the Capital Accounts of the Members in the same manner as Net Losses are charged under Section 5.6.2. At such times as the Company is subject to an election under Section 754 of the Code to provide a special basis adjustment upon the transfer of an Interest in the Company or the distribution of property by the Company in accordance with Code Section 734(b) or 743(b), Capital Accounts shall be adjusted to the limited extent required by the Regulations under Section 704 of the Code following such transfer or distribution, as reasonably determined by the Board of Managers.

4.5   Additional Capital Account Provisions. No Member shall have the right to demand a return of all or any part of such Member's Capital Contributions or Capital Account. Any return of the Capital Contributions of any Member shall be made solely from the assets of the Company and only in accordance with the terms of this Agreement. In the event that all or a portion of the Units of a Member are transferred in accordance with this Agreement, the transferee of such Units shall succeed to all or the relevant portion of the transferor's rights to Distributions under this Agreement, and shall be subject to and liable for all or the relevant portion of the transferor's obligations and liabilities under this Agreement. Units held by a Member may not be transferred independently of the Interest to which the Units relate.

5.   DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS

5.1   Board of Managers Determination. The Members shall be entitled to receive distributions, including distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company, when and as determined by the Board of Managers, out of funds of the Company legally available therefor, payable on such payment dates to Members on such record date as shall be determined by the Board of Managers; provided, however, that unless otherwise approved by a Member Consent in accordance with Section 6.6, substantially all of the cash received by the Company by way of dividends from, or other distributions of

income or capital by, the Joint Venture shall be distributed to the Members at least quarterly; provided, further, that the cash distribution in an amount of five million U.S. dollars (US$5,000,000) received by the Company from the Joint Venture on the date of this Agreement shall not be distributed to the Members unless otherwise approved by a Member Consent in accordance with Section 6.6. All such distributions shall be made in accordance with the provisions of this Article 5.

       5.2   Distributions. All Distributions from the Company to its Members shall be made pro rata in accordance with each Member's Percentage Interest.

       5.3   No Violation. Notwithstanding any provision to the contrary contained in this Agreement, the Company, and the Board of Managers on behalf of the Company, shall not make a Distribution to any Member on account of such Member's Interest in the Company if such Distribution would violate the Act, or other applicable law or any credit facility to which the Company is party to from time to time.

       5.4   Withholdings.   The Board of Managers is authorized to withhold from Distributions to Members, or with respect to allocations to Members and in each case to pay over to the appropriate federal, state, local or foreign government any amounts required by law to be so withheld. All amounts withheld pursuant to the Code or any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company shall be treated as amounts paid to the Company and each Member shall be treated as having received a distribution pursuant to Section 5.2 hereof equal to the portion of the withholding tax allocable to such Member, as determined by the Board of Managers. Any taxes withheld on a payment to the Company or a payment by the Company to a Member pursuant to this Section 5.4 shall be treated as if distributed to the relevant Member to the extent that an amount equal to such withheld taxes would then be distributable to such Member, and, to the extent in excess of such distributable amounts, as a demand loan payable by the Member to the Company with interest at the prime rate in effect from time to time plus two percent (2%), compounded annually. The Board of Managers may, in its sole discretion, either demand payment of the principal and accrued interest on such demand loan at any time, and enforce payment thereof by legal process, or withhold from one or more distributions to a Member amounts sufficient to satisfy such Member's obligations under any demand loan payable to the Company. In the event that the Company receives a refund of taxes previously withheld by a third party from one (1) or more payments to the Company, the economic benefit of such refund shall be apportioned among the Members in a manner reasonably determined by the Board of Managers to offset the prior operation of this Section 5.4 in respect of such withheld taxes. Promptly upon request, each Member shall provide the Company with any information related to such Member that is necessary (i) to allow the Company to comply with any tax reporting, tax withholding, or tax payment obligations of the Company or (ii) to establish the Company's legal entitlement to an exemption from, or reduction of, withholding tax, including U.S. federal withholding tax under Sections 1471 and 1472 of the Code. As a security for any withholding tax or other liability or obligation to which the Company may be subject as a result of any act or status of any Member, or to which the Company may become subject with respect to the Interest of any Member, the Company shall have (and each Member hereby grants to the Company) a security interest in all distributable assets of the Company distributable to such Member to the extent of the amount of such withholding tax or other liability or obligation. Neither the Company nor the Board of

Managers shall be liable for any excess taxes withheld in respect of any Member's Interest, and, in the event of over-withholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority. If the Company, the Board of Managers, the Tax Matters Member, or any of their respective Affiliates, or any of their respective officers, directors, employees, managers, members and, as determined by the Board of Managers in its sole and absolute discretion, consultants or agents (the "Withholding Indemnified Parties" and each a "Withholding Indemnified Party"), becomes liable as a result of failure to withhold and remit taxes in respect of any Member, then, in addition to, and without limiting, any indemnities for which such Member may be liable under this Agreement, unless otherwise agreed by the Board of Managers in writing, such Member shall, to the fullest extent permitted by law, indemnify and hold harmless the Withholding Indemnified Parties, in respect of all taxes, including interest and penalties, and any expenses incurred in any examination, determination, resolution and payment of such liability, except with respect to any penalties or expenses which arise as a result of any act or omission with respect to which a court of competent jurisdiction has issued a final, non-appealable judgment that such applicable Withholding Indemnified Party was grossly negligent or engaged in willful misconduct or fraud. The provisions contained in this Section 5.4 shall survive the termination of the Company and the Transfer of any Interest.

5.5   Property Distributions and Installment Sales.   The Board of Managers is authorized, in its sole discretion, to make distributions to the Members in the form of assets received or otherwise held by the Company; provided, however, that, if any assets of the Company shall be distributed in kind pursuant to this Article 5, such assets shall be distributed to the Members entitled thereto in the same proportions as the Members would have been entitled to cash Distributions pursuant to Section 5.2. The amount by which the fair market value of any property to be distributed in kind to the Members exceeds or is less than the then prevailing Asset Value of such property shall, to the extent not otherwise recognized by the Company, be taken into account in determining Net Profit and Net Loss and determining the Capital Accounts of the Members as if such property had been sold at its fair market value immediately prior to such Distribution. If any assets are sold in transactions in which, by reason of Section 453 of the Code, gain is realized but not recognized, such gain shall be taken into account when realized in computing gain or loss of the Company for purposes of allocation of Net Profit or Net Loss under this Article 5 and, if such sales shall involve substantially all the assets of the Company, the Company shall be deemed to have been dissolved and terminated notwithstanding any election by the Members to continue the Company for purposes of collecting the proceeds of such sales.

5.6   Net Profit or Net Loss.

5.6.1   The "Net Profit" or "Net Loss" of the Company for each Fiscal Year or relevant part thereof shall mean the Company's taxable income or loss for federal income tax purposes for such period (including all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

(a)   Gain or loss attributable to the disposition of property of the Company with an Asset Value different from the fair market value of such property for federal income tax purposes shall be computed with respect to the Asset Value of such property,

and any tax gain or loss not included as a result of such difference in Net Profit or Net Loss shall be taken into account and allocated for federal income tax purposes among the Members pursuant to Section 5.7.

(b)   Depreciation, amortization or cost recovery deductions with respect to any property with an Asset Value that differs from its fair market value for federal income tax purposes shall be computed in accordance with Asset Value, and any depreciation allowable for federal income tax purposes shall be allocated in accordance with Section 5.7.

5.6.2   General Tax Allocations. The items of income, expense, gain and loss of the Company comprising Net Profit or Net Loss for a Fiscal Year shall be allocated among the Members that were Members during such Fiscal Year in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year to equal the hypothetical distribution (if any) that such Member would receive if, on the last day of the Fiscal Year, (w) all Company assets, including cash, were sold for cash equal to their then-prevailing Asset Values, taking into account any adjustments thereto for such Fiscal Year, (x) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability, to the then-prevailing Asset Value of the assets securing such liability) and (y) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 13.3 hereof. For purposes of the hypothetical sale described in this Section 5.6.2, all assets and liabilities of any entity that is wholly-owned by the Company and disregarded as an entity separate from the Company for federal income tax purposes shall be treated as assets and liabilities of the Company.

5.6.3   Interpretation. The Members intend for the allocation provisions set forth in this Agreement to comply with Section 704(b) of the Code and the Treasury Regulations thereunder and to appropriately reflect the Members' rights to Distributions as set forth in Sections 5.2 and 13.3, and the Board of Managers shall interpret the provisions in accordance with such intent and make such adjustments as may be necessary to effect such intent; provided, however, that any such interpretation or adjustment shall affect only Capital Accounts and allocations and shall not affect any Member's rights to Distributions as set forth in this Agreement. Notwithstanding anything to the contrary in this Agreement, it is the intention of the Members that all Distributions shall be made in accordance with Sections 5.2 and 13.3.

5.7   Special Tax Allocations.   Code Section 704(c) and Unrealized Appreciation or Depreciation.

5.7.1   Contributed Assets. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to any property held by the Company that, at the time initially held (or deemed held) by the Company for federal income tax purposes, had an adjusted tax basis different from its fair market value at such time shall, solely for tax purposes, be allocated among the Members so as to take into account such difference in the manner required by Section 704(c) of the Code and the applicable Regulations.

16

5.7.2 <u>Revalued Assets.</u> If upon the acquisition of additional Units in the Company by a new or existing Member the Asset Value of any asset of the Company is adjusted pursuant to <u>Section 4.3,</u> subsequent allocations of income, gain, loss and deduction with respect to such assets shall, solely for tax purposes, be allocated among the Members so as to take into account such adjustment in the same manner as under Section 704(c) of the Code and the applicable Regulations.

5.7.3 <u>Allocations.</u> Except as noted above, all items of income, deduction and loss shall be allocated for federal, state and local income tax purposes in the same manner as such items are allocated for purposes of calculating Net Profits and Net Losses.

6. <u>STATUS, RIGHTS AND POWERS OF MEMBERS AND CERTAIN MEMBER AGREEMENTS</u>

6.1 <u>Limited Liability.</u> Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member or Indemnified Person shall be obligated personally for any such debt, expense, obligation or liability of the Company solely by reason of being a Member or Indemnified Person. All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company. In no event shall any Member be required to make up any deficit balance in such Member's Capital Account upon the liquidation of such Member's Interest or otherwise.

6.2 <u>Return of Distributions of Capital.</u> Except as otherwise expressly required by applicable law, a Member, in such capacity, shall have no liability for obligations or liabilities of the Company in excess of (a) the amount of such Member's Capital Contributions, (b) such Member's share of any assets and undistributed profits of the Company and (c) to the extent required by applicable law, the amount of any Distributions wrongfully distributed to such Member. Except as required by applicable law, no Member shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; <u>provided, however,</u> that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any Distribution, such obligation shall bind such Member alone and not any other Member or any Manager. The provisions of the immediately preceding sentence are solely for the benefit of the Members and shall not be construed as benefiting any third party. The amount of any Distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to such Member.

6.3 <u>No Management or Control.</u> Except as expressly provided in this Agreement, no Member shall take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company notwithstanding Section 18-402 of the Act.

17

6.4   Specific Limitations. No Member shall have the right or power to: (a) withdraw or reduce such Member's Capital Contribution except as a result of the dissolution of the Company or as otherwise provided by applicable law or in this Agreement; (b) except as otherwise provided in this Agreement, make voluntary Capital Contributions or to contribute any property to the Company other than cash; (c) bring an action for partition against the Company or any Company assets; (d) cause the termination and dissolution of the Company, except as set forth in this Agreement; or (e) upon the Distribution of its Capital Contribution require that property other than cash be distributed in return for its Capital Contribution. Each Member hereby irrevocably waives any such rights.

6.5   Member Voting. Except as otherwise set forth in this Agreement, all powers of the Members shall be exercised in accordance with Section 7.3 by the appointment of the Board of Managers. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice and without a vote, only if a consent or consents signed in writing, setting forth the action so taken, are signed by the requisite Members required by this Agreement, and such writing or writings shall be filed with the records of the meetings of the Members.

6.6   Required Consents. None of the following actions shall be taken by the Managers or the Company without (i) prior Member Consent, and (ii) with respect to clauses (b), (c), (d) (but only if the number of Managers on the Board is to be decreased below three (3) or Auvergne's right to designate at least one (1) Manager is to be eliminated), (e), (f), (g), (i), (j), (k) (but only if, at the time such action is proposed to be taken, the Clay Family does not beneficially own equity securities representing at least twenty percent (20%) of the voting power of Golden Queen), (l) and (m), the consent of Auvergne:

(a)   issuing Units of the Company to any Person, other than (i) issuances to the Original Members and their Permitted Transferees, (ii) issuances in accordance with Section 3.6 or Section 12;

(b)   borrowing money (whether in the public or private markets) or obtaining credit (other than trade credit in the normal course of business), or entering into any agreement for the foregoing;

(c)   except as may be prohibited by any credit facility to which the Company is party from time to time, not distributing to the Members substantially all of the cash received by the Company by way of dividends from, or other distributions of income or capital by, the Joint Venture;

(d)   changing the number of Managers on the Board;

(e)   the disposal or sale of material properties or assets (whether effected by merger, sale of assets, lease or equity exchange or otherwise) of the Company;

(f)   materially changing the nature of the Company's business;

(g)   entering into any material transactions with any of the Members, other than the issuance of Units to Members in compliance with this Agreement;

US_ACTIVE:\44421824\14\76830.0322

(h)   disclosing Confidential Information except as permitted by Section 9.6;

(i)   Transferring any membership units or other interest in the Joint Venture, other than in compliance with this Agreement;

(j)   amending or modifying the Certificate of Formation (other than amendments pursuant to, and in accordance with, Section 17.3);

(k)   consenting to any amendment or modification to the JV LLC Agreement;

(l)   approving any voluntary liquidation, dissolution, recapitalization, reorganization or bankruptcy; and

(m)   distributing to the Members the amount of five million U.S. Dollars (US$5,000,000) distributed by the Joint Venture to the Company on the date of this Agreement.

6.7   Contracts with Managers or their Affiliates. No contract or transaction between the Company and a Manager or its Affiliate or between the Company and any other entity in which a Manager or its Affiliate has a material financial interest, shall be void or voidable solely for this reason, or solely because the Manager is present at or participates in the Board of Managers meeting at which the contract or transaction is authorized or votes to authorize such contract or transaction, if: (i) the material facts of such Manager's material financial interest are disclosed to the Members; and (ii) the contract or transaction is approved by a Member Consent. The presence of the interested Manager may be counted in determining both the presence of a quorum at any such meeting at which the contract or transaction is authorized and the vote with respect thereto.

6.8   Member Compensation; Expenses. Except as otherwise provided in a written agreement approved by the Board of Managers and with Member Consent, no Member shall receive any salary, fee, or draw for services rendered to or on behalf of the Company. Except as otherwise approved, permitted or contemplated by or pursuant to a policy approved by the Board of Managers and Member Consent, no Member shall be reimbursed for any expenses incurred by such Member on behalf of the Company.

7.   DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF THE BOARD OF MANAGERS

7.1   Board of Managers. The business of the Company shall be managed by the Board of Managers. The Board shall initially be the individuals set forth in Section 7.2. Thereafter, the individuals constituting the Board shall be designated by the Members in accordance with the provisions of Section 7.3. Decisions of the Board shall be decisions of the Company's "manager" for all purposes of the Act and shall be carried out by officers or agents of the Company designated by the Board in the resolution in question or in one or more standing resolutions or with the power and authority to do so under Article 8. A decision of the Board may be amended, modified or repealed in the same manner in which it was adopted or in accordance with the procedures set forth in this Article 7 as then in effect, but no such amendment, modification or repeal shall affect any Person who has been furnished a copy of the

US_ACTIVE:\44421824\14\76830.0322

original resolution, certified by a duly authorized officer of the Company, until such Person has been notified in writing of such amendment, modification or repeal.

7.2   Initial Managers. The initial Managers of the Company comprising the initial Board of Managers, who shall serve for such terms and in such manner as prescribed by this Article 7, are the following Persons:

Manager Name	Address	Designated By
[ ]	[ ]	LUK Holdco
[ ]	[ ]	LUK Holdco
[ ]	[ ]	Auvergne

7.3   Number and Designation Rights. The Board of Managers shall initially consist of three (3) Managers. LUK Holdco shall have the right to designate two (2) Managers. Auvergne shall have the right to designate one (1) Manager. Other than with respect to the initial Managers set forth in Section 7.2, if it is necessary pursuant to this Article 7 to appoint replacement Managers, each Member qualified to so designate one or more Manager(s) pursuant to this Section 7.3 shall designate its Manager(s) by delivering to the Company a written statement designating its Manager(s) and setting forth the respective business address and telephone number of each such Manager. The Members, by signing this Agreement, hereby agree to the designation of the Persons identified above in Section 7.2 hereto as Managers until their successors are designated in accordance with this Article 7, each such Manager being deemed designated by the Member set forth opposite such Manager indicated above. A Manager need not be a Member.

7.4   Voting and Act of the Board; Action without a Meeting. Unless otherwise required by the Act or this Agreement, (i) each Manager shall have one vote and (ii) the act of a majority of the Managers present at a meeting at which a quorum is present shall be deemed to constitute the act of the Board. There shall be no requirement that any action of the Board be approved by the Manager(s) elected or appointed by a certain Members. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting and without a vote if a consent or consents signed in writing, setting forth the action so taken, are signed by all the Managers, and such writing or writings shall be filed with the records of the meetings of the Board. Such consent shall be treated for all purposes as the act of the Board.

7.5   Tenure. Except as otherwise provided by law or by this Agreement, each Manager shall remain in office until such Manager dies, resigns, or is removed by the Member designating such Manager.

7.6   Resignation. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified then at the time of its receipt by the other Managers of the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

US_ACTIVE:\44421824\14\76830.0322

7.7   Removal.   A Manager may be replaced or removed at any time only by the Member designating such Manager.

7.8   Vacancies. Any vacancy occurring on the Board of Managers shall be filled by the Member designating such Manager having the right to elect or appoint such Manager. The Board shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of this Agreement as to the number of Managers required for a quorum or for any vote or other action; provided, however, that the Board may not take any action without first giving a Member able to designate a Manager to fill a vacancy at least 48 hours to fill such vacancy.

7.9   Meetings. Regular meetings of the Board of Managers shall be held from time to time as determined by the Board of Managers. Special meetings of the Board shall be held upon the written request of any Manager delivered to the other Managers. Board meetings shall be held at the principal office of the Company or at such other place, either within or without the State of Delaware, as shall be designated by the person calling the meeting and stated in the notice of the meeting. Managers may participate in a Board of Managers meeting by means of video or audio conferencing or similar communications equipment whereby all Managers participating in the meeting can hear each other.

7.10   Notice.   Notice of each meeting of the Board of Managers, in writing or by electronic mail, stating the place, day and hour of the meeting, shall be given to each Manager at least 48 hours before the time at which the meeting is to be held. The notice or waiver of notice of any special or regular meeting of the Board of Managers does not need to specify the business to be transacted or the purpose of the meeting.

7.11   Waiver. Whenever any notice is required to be given to a Manager under the provisions of this Agreement, a waiver thereof in writing signed by the Manager, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a Manager at any meeting of the Board of Managers shall constitute waiver of notice of such meeting by the Manager, except where the Manager attends a meeting for the express purpose of stating its objection to the transaction of any business because the meeting is not lawfully called or convened.

7.12   Quorum. The presence at a meeting of a majority of the members of the Board shall constitute a quorum necessary for the transaction of business at any regular or special meeting of the Board of Managers. If less than a quorum is present, the meeting shall be adjourned from time to time until a quorum shall be present.

7.13   Compensation. Managers shall serve without compensation from the Company but shall be entitled to reimbursement for actual expenses incurred in attending meetings of the Board or in connection with other business of the Company.

7.14   Authority of Board of Managers. Subject to the provisions of this Agreement that require Member Consent, the Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Board or Persons designated by

the Board, including officers and agents appointed by the Board, shall be the only Persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by Delaware law, but subject to any specific provisions hereof granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under Delaware law, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company. All decisions and other matters concerning the computation and allocation of items of income, gain, loss, deduction, and credit among the Members, and accounting procedures not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board of Managers. Any determination made pursuant to this Section 7.14 by the Board of Managers shall be conclusive and binding on all Members. The power and authority granted to the Board hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company.

7.15   Reliance by Third Parties. Any person or entity dealing with the Company or the Members may rely upon a certificate signed by a Manager as to: (a) the identity of the Members, (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by Members or are in any other manner germane to the affairs of the Company, (c) the Persons which are authorized to execute and deliver any instrument or document of or on behalf of the Company, (d) the authorization of any action by or on behalf of the Company by the Board or any officer or agent acting on behalf of the Company or (e) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or the Members.

7.16   Joint Venture Management Committee.   LUK Holdco and the Managers appointed by LUK Holdco, and Auvergne and the Manager appointed by Auvergne, shall take all actions necessary to cause the Managers of the Company to be elected and appointed as members of the board of managers of the Joint Venture.

8.   DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF OFFICERS AND AGENTS

8.1   Officers, Agents. The Board of Managers by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; provided, however, that no such delegation by the Board shall cause the Persons constituting the Board of Managers to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, President, Chief Financial Officer, Executive Vice President, Chief Accounting Officer, Vice President, and Secretary. Unless the authority of the officer in question is limited or specified in the document appointing such officer or in such officer's employment agreement or is otherwise specified or limited by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority and as more specifically set forth in this Article 8; provided, however, that without the required consent pursuant to Section 6.6 no officer shall take any action for which Member Consent is required thereunder.

8.2	Election. The officers may be elected by the Board of Managers at their first meeting or at any other time. At any time or from time to time the Board may delegate to any officer their power to elect or appoint any other officer or any agents. Officers must be natural persons.

8.3	Tenure. Each officer shall hold office until its respective successor is chosen and qualified unless a different period shall have been specified by the terms of its election or appointment, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified. Each agent shall retain its authority at the pleasure of the Board of Managers, or the officer by whom he or she was appointed or by the officer who then holds agent appointive power.

8.4	Vacancies. If the office of any officer becomes vacant, the Board of Managers may choose a successor. Each such successor shall hold office for the unexpired term, and until its successor is chosen and qualified or in each case until he or she sooner dies, resigns, is removed or becomes disqualified.

8.5	Resignation and Removal. The Board of Managers may at any time remove any officer either with or without cause. The Board may at any time terminate or modify the authority of any agent. Any officer may resign at any time by delivering his/her resignation in writing to the Board. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless the resignation shall so state.

8.6	Compensation. Officers shall receive such compensation as may be determined from time to time by resolution of the Board of Managers or as otherwise provided in a written employment agreement.

## 9.	BOOKS, RECORDS, ACCOUNTING AND REPORTS

9.1	Books and Records. The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office or such other office as the Board of Managers shall determine all of the following:

(a)	a current list of the full name and last known business or residential address of each Member and Manager;

(b)	information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member of the Company;

(c)	a copy of the Certificate of Formation and this Agreement, including any amendments to either thereof, together with executed copies of any powers of attorney pursuant to which the Certificate of Formation, this Agreement or any amendments have been executed;

(d)   copies of the Company's federal, state and local income tax or information returns and reports;

(e)   the audited financial statements of the Company; and

(f)   the Company's books and records.

9.2   Delivery to Member, Inspection; etc. Upon the request of any Member for any reason, the Board of Managers shall allow the Member and its designated representatives or agents, upon at least two (2) Business Days prior written notice to the Board and during reasonable business hours, to examine the Company's books and records at the Member's sole cost and expense. In addition, each Member shall have the right to obtain from the Company such other information regarding the Company's affairs and financial condition as it requests. The rights and privileges set forth in this Section 9.2 shall not apply (a) to a Member whose Percentage Interest is less than twenty percent (20%), (b) to any assignee of a Member except to the extent required by the Act and (c) to any Member who is employed by, retained by, Affiliated with or Controlled by, a Competing Business at the time of request or examination.

9.3   Accounting; Fiscal Year.   The Company shall use the accrual method of accounting in preparing its financial reports and for tax purposes and shall keep its books and records accordingly. The Board of Managers may, without any further consent of the Members (except as specifically required by the Code), apply for IRS consent to, and otherwise effect a change in, the Company's Fiscal Year.

9.4   Reports. The Company shall request that the Joint Venture prepare, at the Joint Venture's expense, and the Company shall promptly after receipt thereof from the Joint Venture, provide to each Member whose Percentage Interest is at least equal to twenty percent (20%) the financial statements of the Joint Venture and other financial information as set forth on Exhibit B hereto. If requested by the Board of Managers or any Member whose Percentage Interest is at least equal to twenty percent (20%), the Company shall request that the Joint Venture prepare, at the Joint Venture's expense, financial statements of the Company, and the Company shall provide such financial statements to each Member whose Percentage Interest is at least equal to twenty percent (20%) promptly after receipt thereof from the Joint Venture. In addition, the Company shall prepare or cause the Joint Venture to prepare and provide, in each case, at the Joint Venture's expense, any additional information that LUK Holdco may reasonably and timely request to enable LUK to comply with the accounting and disclosure requirements of the U.S. Securities and Exchange Commission under applicable United States securities laws in effect from time to time, which information will be provided promptly upon request therefor.

9.5   Filings.   At the Company's expense the Board of Managers shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member such information with respect to the Company (including without limitation a Schedule setting forth such Member's distributive share of the Company's income, gain, loss, deduction and credit as determined for federal income tax purposes) as is necessary to enable such Member to prepare such Member's federal and state income tax returns. The Board of Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and

24

administrative authorities, all reports required to be filed by the Company with those entities under then current applicable laws, rules and regulations.

9.6   Non-Disclosure.

9.6.1   Each Member agrees that, except as otherwise approved pursuant to Section 6.6, all non-public information furnished to such Member pursuant to this Agreement or otherwise regarding the Company or its business that is not generally available to the public ("Confidential Information") will be kept confidential and will not be disclosed by such Member, or by any of such Member's agents, representatives or employees, in any manner, in whole or in part, except that (a) each Member shall be permitted to disclose such Confidential Information to those of such Member's agents, representatives and employees who need to be familiar with such information in connection with such Member's investment in the Company and who are charged with an obligation of confidentiality, (b) each Member shall be permitted to disclose such Confidential Information to such Member's partners, equity holders, attorneys, accountants and advisors so long as they agree to keep such information confidential on the terms set forth herein, (c) each Member shall be permitted to disclose Confidential Information to the extent required by applicable law, so long as such Member shall have first provided the Company a reasonable opportunity to contest the necessity of disclosing such information and (d) each Member shall be permitted to disclose Confidential Information to the extent necessary for the enforcement of any right of such Member arising under this Agreement. Notwithstanding the foregoing, each Member (and each employee, representative or other agent of the Member) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

9.6.2   Each Member agrees that it shall be liable for any breach or violation of the provisions of Section 9.6.1 by any of its respective Affiliates (other than the Company). The covenants and undertakings contained in Section 9.6.1 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 9.6.1 will cause irreparable injury to the Company, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of Section 9.6.1 may be inadequate. Therefore, notwithstanding anything to the contrary, the Company shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of any provision of Section 9.6.1 without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by Section 9.6.1 are cumulative and in addition to any other rights and remedies which the Company may have hereunder or at law or in equity.

9.6.3   Each Member is aware that (i) LUK is an "issuer" of securities under United States securities laws and (ii) that United States securities laws prohibit any individual who has received from an issuer or any of its Affiliates (including with respect to LUK, the Company) any material, non-public information regarding such issuer or any of its Affiliates, from purchasing or selling securities of such issuer or from

communicating such information to any other individual under circumstances in which it is reasonably foreseeable that such individual is likely to purchase or sell securities of such issuer. As a consequence of its respective investments in the Company, each Member will from time to time receive confidential information concerning the Company that will constitute material, non-public information concerning LUK. Each Member acknowledges this prohibition and agrees to advise its respective Affiliates of this prohibition.

10. TAX MATTERS MEMBER

10.1 <u>Tax Matters Member.</u> The Board of Managers shall designate a qualifying Member to act as the "tax matters partner" within the meaning of and pursuant to Code Section 6231 or any similar provision under state or local law. Unless and until another Member is designated as the tax matters partner by the Board, LUK Holdco shall be the tax matters partner of the Company and in such capacity is referred to as the "<u>Tax Matters Member</u>". The Tax Matters Member shall have all of the rights, authority and power provided to a "tax matters partner" in the Code and the Regulations thereunder, and is authorized to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. Each Member agrees that any action taken by the Tax Matters Member in connection with audits of the Company shall be binding upon such Member and each Member further agrees that such Member shall not treat any Company item inconsistently on such Member's income tax return with the treatment of the item on the Company's return and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Tax Matters Member, which authorization may be withheld by the Tax Matters Member in its sole discretion. If LUK Holdco ceases to be the Tax Matters Member for any reason, the Board of Managers shall appoint a new Tax Matters Member. The Tax Matters Member may resign at any time.

10.2 <u>Indemnity of Tax Matters Member.</u> The Company shall indemnify and reimburse the Tax Matters Member for all expenses (including legal and accounting fees) incurred as Tax Matters Member pursuant to this <u>Article 10</u> in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to their respective interests in the Company.

10.3 <u>Tax Returns.</u> Unless otherwise agreed by the Board of Managers, all tax returns of the Company shall be prepared by the Company's independent certified public accountants.

10.4 <u>Tax Elections.</u> The Board of Managers shall, without any further consent of the Members being required (except as specifically required herein), cause the Company to make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Code Section 6231(a)(1)(B)(ii) or take any other action necessary to cause the provisions of Code Sections 6221 through 6231 to apply to the Company (ii) to make an election pursuant to Code Section 754, including making a new or a protective Section 754 election, and to adjust the basis of Property pursuant to Code Sections 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with Transfers of Interests and Company distributions;

(iii) to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns; (iv) to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members; (v) to deduct currently all development expenses to the extent possible under Section 616 of the Code; (vi) to compute the allowance for depreciation in respect of all depreciable Assets using the maximum accelerated tax depreciation method and the shortest life permissible or, at the election of the Board of Managers, using the units of production method of depreciation, unless the Members unanimously agree otherwise; (vii) to treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by law; and (viii) to amortize over the shortest permissible period all organizational expenditures and business start-up expenses under Sections 195 and 709 of the Code. Each Member shall furnish to the Company all pertinent information in its possession that is necessary to enable the Company to prepare and file such tax returns. Each Member shall elect under Section 617(a) of the Code to deduct currently all exploration expenses. Each Member reserves the right to capitalize its share of development and/or exploration expenses of the tax partnership in accordance with Section 59(e) of the Code, provided that a Member's election to capitalize all or any portion of such expenses shall not affect the Member's Capital Account.

10.5   Tax Information. Necessary tax information shall be delivered to each Member as soon as practicable after the end of each Fiscal Year of the Company but not later than five (5) months after the end of each Fiscal Year. Notwithstanding anything herein to the contrary, the Tax Matters Member shall, upon receipt of notice from the IRS, give notice of an administrative proceeding with respect to the Company to all Members in accordance with, and as if such Members were each a "notice partner" pursuant to, Section 6231(a)(8) of the Code.

10.6   Company Status. The Members intend, and the Company shall take no position inconsistent with, treating the Company as a partnership for United States federal, state and local income and franchise tax purposes.

11.   TRANSFER OF INTERESTS

11.1   Restricted Transfer. Except for Transfers pursuant to Section 11.2 to a Permitted Transferee or Transfers pursuant to Section 12.1, 12.2 or 12.3, no Member shall Transfer all or any part of its Units, or the economic or other rights that comprise such Member's Interest, unless such Transfer is first approved by all the other Members, which approval may be granted or withheld in the sole discretion of the other Members. In no event will a Member be permitted to Transfer any of its Units, or any part of the economic or other rights that comprise such Member's Interest, to a Competitor unless such Member transfers all of its Units in compliance with the provisions of Section 12. The Company shall maintain a record of the ownership of Units which shall, initially, be as set forth on Exhibit A and which shall be amended from time to time to reflect permitted Transfers of ownership of Units. Subject to restrictions on the transferability of Units as set forth herein, Units shall be Transferred by delivery to the Company of an instruction by the registered owner of a Unit requesting registration of Transfer of such Units and the recording of such Transfer in the records of the Company.

11.2   Permitted Transferees.   Subject to Sections 11.3 and 11.4, a Member shall be entitled to Transfer all or any portion of such Member's Units to a Permitted Transferee of such Member. In no event shall all or any part of a Unit be Transferred to a minor or incompetent except in trust or pursuant to the Uniform Gifts to Minors Act. Members must give prior written notice to the Company and the Board of any proposed Transfer to a Permitted Transferee specifying the number of Units to be Transferred, the identity of such proposed Permitted Transferee, together with such other documentation reasonably requested by the Board of Managers to ensure compliance with the terms of this Agreement. If, while a Permitted Transferee holds any Units, such Permitted Transferee ceases to qualify as a Permitted Transferee in relation to the initial transferring Member from whom or which such Permitted Transferee or any previous Permitted Transferee of such initial transferring Member received such Units (an "Unwinding Event"), then:

(a)   the relevant initial transferor Member shall forthwith notify the other Members and the Board of Managers of the pending occurrence of such Unwinding Event; and

(b)   immediately following such Unwinding Event, without limiting any other rights or remedies, such initial transferor Member shall take all actions necessary to effect a Transfer of all the Units held by the relevant Permitted Transferee either back to such Member or, pursuant to this Section 11.2, to another Person that qualifies as a Permitted Transferee of such initial transferring Member.

11.3   Transfer Requirements.   No Person to whom any of a Member's Units are Transferred (including a Permitted Transferee) shall be admitted to the Company as a Member (as limited under certain circumstances in accordance with Section 11.8) unless the following conditions are satisfied or such conditions are waived by the Board of Managers:

(a)   a duly executed written instrument of Transfer is provided to the Board, specifying the Units being Transferred and setting forth the intention of the Member effecting the Transfer that the transferee succeed to a portion or all of such Member's Units;

(b)   an opinion of responsible counsel (who may be counsel for the Company), reasonably satisfactory in form and substance to the Board to the effect that:

(i) such Transfer would not violate the Securities Act or any state securities or blue sky laws applicable to the Company or the Interest to be Transferred;

(ii) such Transfer would not cause the Company to be considered a publicly traded partnership under Section 7704(b) of the Code;

(iii)such Transfer would not cause the Company to lose its status as a partnership for federal income tax purposes; and

(iv)such Transfer would not cause a termination of the Company for federal income tax purposes;

28

(c)   the Member effecting the Transfer and the transferee execute any other instruments that the Board of Managers deems reasonably necessary or desirable for admission of the transferee, including the written acceptance by the transferee of this Agreement and such transferee's agreement to be bound by and comply with the provisions hereof and execution and delivery to the Board of a special power of attorney as provided in Section 18.3; and

(d)   the Member effecting the Transfer or the transferee pays to the Company a transfer fee in an amount sufficient to cover the reasonable expenses incurred by the Company in connection with the admission of the transferee.

11.4   Consent.   Subject to Section 11.8, each Member hereby agrees that upon satisfaction of the terms and conditions of this Article 11 with respect to any proposed Transfer, the Person proposed to be such transferee may be admitted as a Member.

11.5   Withdrawal of Member.   If a Member Transfers all of its Units pursuant to Section 11.1 and the transferee of such interest is admitted as a Member pursuant to Section 11.3 (whether or not such Member's status is limited pursuant to Section 11.8), such transferee shall be admitted to the Company as a Member effective on the effective date of the Transfer or such other date as may be specified when the transferee is admitted and, immediately following such admission, the transferor Member shall cease to be a Member of the Company. Upon the transferor Member's withdrawal from the Company, the withdrawing Member shall not be entitled to any Distributions, or any other rights associated with an Interest in the Company, from and after the date of such withdrawal or Transfer.

11.6   Noncomplying Transfers Void. Any Transfer in contravention of this Article 11 shall be void and of no effect, and shall not bind nor be recognized by the Company.

11.7   Amendment of Exhibit A. In the event of the admission of any transferee as a Member of the Company, the Board of Managers shall promptly amend Exhibit A to reflect such Transfer or admission, as the case may be, and it shall deliver promptly to each Member a copy of such amended Exhibit A.   Any revision to Exhibit A made in accordance with this Section 11.7 shall not be deemed an amendment to this Agreement for purposes of Article 17 and no action of any Member shall be required to amend or update Exhibit A hereto.

11.8   Transfer of Rights. If the Interests with respect to Units held by a Member have been limited as required by Section 3.8 and such Member shall wish to Transfer, or shall have Transferred, Units in accordance with this Article 11, the limitations imposed by Section 3.8 on such Interests shall continue to apply to such Units. Any rights under this Agreement that apply solely to a specific Member (including Governance Rights) shall only be assigned to a Transferee of all Units of such Member.

11.9   Indirect Transfers.   The Transfer restrictions in this Agreement may not be avoided by the holding of equity securities directly or indirectly through a Person that can itself be sold to dispose of an interest in Units free of such restrictions. For the avoidance of doubt, no Member shall directly or indirectly (i) permit the Transfer of all or any portion of the direct or indirect equity or beneficial interest in such Member to any Person other than a Permitted

29

Transferee, or (ii) otherwise seek to avoid the provisions of this <u>Article 11 </u>by issuing, or permitting the issuance of, any direct or indirect equity or beneficial interest in such Member, in any such case, in a manner that does not comply with the Transfer restrictions in this Agreement; <u>provided, however, </u>that nothing in this Agreement shall prohibit, limit or otherwise restrict the Transfer of equity or beneficial interests in LUK or Golden Queen.

11.10   <u>Process for Joint Venture Member. </u>If any Member wishes to Transfer its Units in a Sale that would be subject to <u>Section 12.3, </u>such Member shall, simultaneously with the provision of the Notice of Sale made in accordance with <u>Section 12.1.1 </u>to the other Members, provide such Notice of Sale to the members of the Joint Venture (other than the Company) in accordance with Section 12.1 of the JV LLC Agreement and comply with the terms and conditions set forth therein as if the Units to be Transferred by the Member were "Units" as defined in the JV LLC Agreement; <u>provided, however, </u>that any rights of the members of the Joint Venture (other than the Company) contained in this <u>Section 11.10 </u>shall be subject to the rights of the Members contained in <u>Section 12.1 </u>and if the Non-Selling Members elect to accept the offer in accordance with <u>Section 12.1 </u>hereof, any rights of the members of the Joint Venture (other than the Company) contained in this <u>Section 11.10 </u>shall terminate automatically with no liability to any of the Members.

12.   <u>FIRST OFFER; TAG-ALONG, TAKE-ALONG RIGHTS</u>

12.1   <u>Right of First Offer/Refusal.</u>

12.1.1   <u>Right of First Offer/Refusal.</u>   If any Member (for purposes of this <u>Section 12.1, </u>the "<u>Selling Member</u>") wishes to Transfer all or any portion of its Units to any Person other than a Permitted Transferee of such Member, whether on its own initiative or in response to a bona fide offer from any Person, it shall give written notice (the "<u>Notice of Sale</u>") to the other Members (the "<u>Non-Selling Members</u>") of the Units subject to such proposed Transfer (the "<u>Offered Units</u>"), the proposed offer or sale price (subject to <u>Section 12.1.5)</u>, the terms of the proposed Transfer and the name and address of the proposed transferee (if applicable). The receipt of the Notice of Sale by the Non-Selling Members shall constitute an offer by the Selling Member to sell the Offered Units to Non-Selling Members. Such offer, unless revoked by written notice given by the Selling Member to the Non-Selling Members prior to acceptance by any of the Non-Selling Members shall remain outstanding for a period of sixty (60) calendar days after receipt of the Notice of Sale by the Non-Selling Members (the "<u>Offer Period</u>"). Each Non-Selling Member may accept such offer with respect to its entire *pro rata* portion of such Offered Units, which shall be the amount obtained by multiplying the number of Offered Units by the ratio obtained by dividing (x) the number of Units of such Non-Selling Member, by (y) the number of Units held by all the Non-Selling Members, by giving written notice to the Selling Member (with a copy to the other Members) (a "<u>Notice of Purchase</u>") of its intention to purchase its entire *pro rata* portion of such Offered Units at the same price and on the same terms specified in the Notice of Sale. If any Non-Selling Member fails to deliver a Notice of Purchase with respect to its *pro rata* amount of the Offered Units (such Units for purposes of this <u>Section 12.1, </u>the "<u>Excess Units</u>"), any Non-Selling Member electing to purchase its entire *pro rata* amount of such Offered Units (a "<u>Participating Member</u>") shall be entitled to purchase from the Selling

30

Member an additional number of Offered Units equal to the product of (i) the Excess Units and (ii) a fraction, the numerator of which is the Percentage Interest of such Participating Member, and the denominator of which is equal to the aggregate Percentage Interest of all Participating Members.

12.1.2   Closing. If one or more Non-Selling Members deliver a Notice of Purchase for all (and not less than all) of the Offered Units pursuant to this Section 12.1, the closing of such purchase by such Non-Selling Members of the Offered Units shall take place as soon as reasonably practicable and in no event later than sixty (60) days after the date of the last such Notice of Purchase or such longer period of time as may be required to obtain final regulatory approval, which the Non-Selling Members and the Selling Member agree to use their respective commercially reasonable efforts to obtain, at the principal office of the Company, or at such other time and location as the parties to such purchase may mutually determine at the same price and on terms identical in all material respects to the terms as specified in the Notice of Sale.

12.1.3   Transfer. If, at the close of the Offer Period, the Selling Member has not received one or more Notices of Purchase covering all of the Offered Units, or if payment therefor has not been made within sixty (60) days (or such longer period of time as may be required to obtain any final regulatory approvals, which the Non-Selling Members and such Selling Member agree to use their respective commercially reasonable efforts to obtain) after receipt of the last Notice of Purchase (or such longer period as authorized under Section 12.1.2), then, in each case, the Selling Member shall have sixty (60) days (the conclusion of such period, the "Final Transfer Date") in which to Transfer the Offered Units to the purchaser specified in the Notice of Sale, if one was specified, at a price not less than 100% of the price specified in the Notice of Sale and on terms and conditions not materially more favorable to the transferee than the terms and conditions specified in the Notice of Sale; provided, that the Selling Member shall comply with the provisions of Section 12.2 in connection with such Transfer.

12.1.4   New Notice of Sale Required if Reduction in Price. If (a) after the close of the Offer Period and prior to the consummation of the Transfer permitted by Section 12.1.3, the Selling Member wishes to Transfer the Offered Units at a price that is lower than 100% of the price stated in the Notice of Sale or on terms and conditions materially more favorable to the transferee than the price and other terms and conditions contained in the Notice of Sale or the identity of the proposed transferee shall change, or (b) the Selling Member shall not have completed the proposed Transfer on or before the Final Transfer Date, then the Notice of Sale shall be null and void, and the Selling Member shall be required to separately comply with the provisions of this Section 12.1 (including re-offering the Offered Units to the Non-Selling Members on such new terms and conditions, if applicable.)

12.1.5   Remain Subject. Units transferred pursuant to this Section 12.1 shall remain subject to the terms of this Agreement (including this Section 12.1), and such Transfers shall be subject to compliance with Section 11.3.

31

12.1.6   Right to Delegate. A Non-Selling Member shall have the right to delegate all or part of its rights and obligations pursuant to this Section 12.1 to any Permitted Transferee of such Non-Selling Member; provided, however, that in the event that after any such delegation from such Non-Selling Member to such Permitted Transferee, such Permitted Transferee fails to perform its obligations hereunder in accordance with the provisions of this Section 12.1, such Non-Selling Member shall be responsible to perform and complete such Permitted Transferee's obligations contained in this Section 12.1.

12.2   Tag-Along Rights.

12.2.1   Tag-Along Right. In connection with any proposed Transfer (for purposes of this Section 12.2, a "Sale") by any Member as the seller (for purposes of this Section 12.2, the "Initiating Seller") of ten percent (10%) or more of the Units held by it (the percentage of such Member's Units included in such Sale, for purposes of this Section 12.2, the "Sale Percentage") to such other Person (for purposes of this Section 12.2, the "Proposed Transferee") in a single transaction or in a series of related transactions after the Initiating Seller has complied with Section 12.1 and the Non-Selling Members have not offered to purchase all of the Offered Units, each other Member shall have the right (the "Tag-Along Right") to include in the Sale a number of Units equal to the Sale Percentage of the total number of Units held by such other Member (for purposes of this Section 12.2, each Member so electing being referred to herein as a "Selling Member"). Any Units purchased from a Selling Member pursuant to this Section 12.2 shall be purchased at the same price per Unit and for the same form of consideration, and shall be purchased on the same terms and conditions, as the Units being transferred by the Initiating Seller.

12.2.2   Notice of Proposed Sale. The Initiating Seller shall, not less than 30 days prior to a proposed Sale to which Section 12.2.1 is applicable, give written notice to each other Member of such proposed Sale. Such notice (the "Notice of Proposed Sale") shall set forth (a) the number of Units proposed to be Transferred and the Sale Percentage, (b) the name and address of the Proposed Transferee, (c) the maximum and minimum per Unit purchase price or, if not in cash, proposed consideration and the other principal terms and conditions of the proposed Sale, (d) that the Proposed Transferee has been informed of the Tag-Along Right provided for in Section 12.2.1 and has agreed to purchase Units in accordance with the terms of this Section 12.2 and (e) that the Initiating Seller has agreed to consummate the Sale, subject only to any required regulatory approvals, this Section 12.2 and Article 11 of this Agreement.

12.2.3   Exercise of Tag Along Right. The Tag-Along Right may be exercised by a Selling Member by giving written notice thereof to the Initiating Seller (the "Tag-Along Notice") within fifteen (15) days following such Selling Member's receipt of the Notice of Proposed Sale to Members (the "Tag-Along Period"). Each Member who does not deliver a Tag-Along Notice to the Initiating Seller within the Tag-Along Period shall be deemed to have waived all of such Member's rights under this Section 12.2 with respect to inclusion of the Sale Percentage of such Member's Units in such proposed Sale, and the Initiating Seller, subject to the participation of the Selling Members, if any,

32

shall have the right, for a 180- day period after the expiration of the Tag-Along Period (or for such longer period of time as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) to Transfer the Units specified in the Notice of Proposed Sale to the Proposed Transferee at a per Unit purchase price no greater than the maximum (and no less than the minimum) per Unit purchase price set forth in the Notice of Proposed Sale and on other principal terms which are not materially more favorable to the Initiating Seller and the Selling Members than those set forth in the Notice of Proposed Sale.

12.2.4   <u>Default by Proposed Transferee.</u> In the event that the Proposed Transferee does not agree to purchase or the Proposed Transferee does not purchase the portion of each Selling Member's Interest specified in any Tag-Along Notice on the same terms and conditions as specified in the applicable Notice of Proposed Sale, then the Initiating Seller shall not be permitted to sell its Units to the Proposed Transferee unless the Initiating Member shall acquire from the Selling Members such of the Selling Member's Interest as should have been but was not purchased by the Proposed Transferee on the same terms and conditions as set forth in <u>Section 12.2.3.</u>

12.2.5   <u>Irrevocable Offer.</u> The offer of each Selling Member contained in such Selling Member's Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Selling Member shall be bound and obligated to Transfer in the proposed Sale on the same terms and conditions, as the Initiating Seller, up to such amount of Units as such Selling Member shall have specified in such Selling Members Tag-Along Notice; <u>provided, however,</u> that (a) if the principal terms of the proposed Sale change with the result that the per Unit purchase price shall be less than the minimum per Unit purchase price set forth in the Notice of Proposed Sale to Members or the other principal terms shall be materially less favorable to the Initiating Seller and the Selling Members than those set forth in the Notice of Proposed Sale to Members, each Selling Member shall be permitted to withdraw the offer contained in such Selling Members Tag-Along Notice and shall be released from such Selling Member's obligations thereunder, (b) the Selling Members shall be obligated to sell only the Sale Percentage of total Units held by the Selling Members equal to the percentage of total Units being sold by the Initiating Seller and (c) if at the end of the 180th day following the date of the effectiveness of the Notice of Proposed Sale (or for such longer period of time as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) the Initiating Seller has not completed the proposed Sale, each Selling Member shall be released from the obligations under such Member's respective Tag-Along Notice, any related Notice of Proposed Sale shall be null and void, and it shall be necessary for separate such notice to be furnished, and the terms and provisions of this <u>Section 12.2</u> separately to be complied with, in order to consummate such Sale pursuant to this <u>Section 12.2.</u>

12.2.6   <u>Additional Compliance.</u> If, prior to consummation of a proposed Sale, the terms of the proposed Sale shall change with the result that the per Unit purchase price shall be greater than the maximum per Unit purchase price set forth in any Notice of Proposed Sale or the other principal terms shall be materially more favorable to the Initiating Seller and the Selling Members than those set forth in such Notice of Proposed

Sale, then, unless all Members have exercised their Tag-Along Rights, such Notice of Proposed Sale shall be null and void, and it shall be necessary for a separate such Notice of Proposed Sale to be furnished, and the terms and provisions of this Section 12.2 separately to be complied with, in order to consummate such proposed Sale pursuant to this Section 12.2.

12.2.7   Exceptions. The provisions of this Section 12.2 shall not apply to any proposed Transfer of Units (i) if the selling Member shall have elected to exercise its Take-Along Right under Section 12.3, (ii) to a Permitted Transferee of the selling Member pursuant to Section 11.2 or (iii) to another Member pursuant to Section 12.1.

12.3   Take-Along Rights.

12.3.1   Take-Along Right. Subject to prior compliance with Section 12.1, in connection with any proposed Transfer to any Person (for purposes of this Section 12.3, a "Sale") by an Original Member or its Permitted Transferees (for purposes of this Section 12.3, collectively, the "Initiating Seller") of Units representing twenty-five percent (25%) or more of the Units of the Company (the percentage of such Member's Units included in such Sale, for purposes of this Section 12.3, the "Sale Percentage") to any other Person (for purposes of this Section 12.3, the "Proposed Transferee"), the Initiating Seller shall have the right to require the other Members to Transfer, and such other Members agree to sell, the Sale Percentage of the Units held by such other Members in the manner and on the terms set forth in this Section 12.3 as part of the Sale.

12.3.2   Take-Along Notice. If the Initiating Seller elects to exercise its rights under Section 12.3.1 (the "Take-Along Right"), a notice (a "Take-Along Notice") shall be furnished by the Initiating Seller to each Member (for purposes of this Section 12.3, the "Selling Members"). A Take-Along Notice shall set forth the principal terms of the proposed Sale insofar as it relates to the Interest to be purchased from the Initiating Seller, the Sale Percentage, the per Unit purchase price and the name and address of the Proposed Transferee. If the Initiating Seller consummates the Sale referred to in the Take-Along Notice, the Selling Members shall be bound and obligated to sell the appropriate proportion of their Units in the Sale on the same terms and conditions as the Initiating Seller shall sell its Units in the Sale. If at the end of 120 days following the date of the effectiveness of the Take-Along Notice (or such later date as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) the Initiating Seller has not completed the Sale, the Selling Members shall be released from their obligation under the Take-Along Notice, and it shall be necessary for a new and separate Take-Along Notice to be furnished and the terms and provisions of this Section 12.3.2 to be separately complied with in order to consummate such Sale pursuant to this Section 12.3, unless the failure to complete such Sale resulted from any failure by the Selling Members to comply in any material respect with the terms of this Section 12.3.

12.3.3   Exceptions. The provisions of this Section 12.3 shall not apply to any proposed Transfer of Units (i) to a Permitted Transferee of the selling Member pursuant to Section 11.2 or (ii) to another Member pursuant to Section 12.1.

US_ACTIVE:\44421824\14\76830.0322

12.4   Miscellaneous.   The following provisions shall be applied to any Transfer to which Section 12.2 or 12.3 applies:

12.4.1   Consideration. In the event the consideration to be paid in exchange for the Units in the proposed Sale pursuant to Section 12.2 or Section 12.3 includes any securities and the receipt thereof by any Selling Member would require under applicable law (i) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Selling Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Initiating Seller shall be obligated only to use its commercially reasonable efforts to cause such requirements to be complied with to the extent necessary to permit such Selling Member to receive such securities, it being understood and agreed that the Initiating Seller shall not be under any obligation to effect a registration of such securities under the Securities Act or similar statutes. Notwithstanding any provisions of this Section 12.4, if use of commercially reasonable efforts by the Initiating Seller shall not have resulted in such requirements being complied with to the extent necessary to permit such Selling Member to receive such securities, or if regulatory restrictions prevent a Selling Member from holding such securities and the Initiating Seller, after using commercially reasonable efforts, is unable to structure the transaction in a way that meets such regulatory requirements, the Initiating Seller shall cause to be paid to such Selling Member in lieu thereof, against surrender of the Interest which would have otherwise been sold by such Selling Member to the Proposed Transferee in the Sale, an amount in cash equal to the fair market value (as determined by the Board in good faith) of the securities which such Selling Member would otherwise receive as of the date of the issuance of such securities in exchange for such Members' Units. The obligation of the Initiating Seller to use commercially reasonable efforts to cause such requirements to have been complied with to the extent necessary to permit a Selling Member to receive such securities shall be conditioned on such Selling Member executing such documents and instruments, and taking such other actions (including without limitation, if required by the Initiating Seller, agreeing to be represented during the course of such transaction by a "purchaser representative" (as defined in Regulation D) in connection with evaluating the merits and risks of the prospective investment and acknowledging that such Selling Member was so represented), as the Initiating Seller shall reasonably request in order to permit such requirements to be complied with. Unless the Selling Member in question shall have taken all actions reasonably requested by the Initiating Seller in order to comply with the requirements under Regulation D, such Selling Member shall not have the right to require the payment of cash in lieu of securities under this Section 12.4.1.

12.4.2   Cooperation. Each Selling Member in a Sale pursuant to Section 12.2 or 12.3, as the case may be, whether in its capacity as such or as a Member, member of the Board of Managers, officer or agent of the Company, or otherwise, shall to the fullest extent permitted by law take or cause to be taken all such actions as may be reasonably requested in order expeditiously to consummate each Sale pursuant to Section 12.2 or Section 12.3 hereof and any related transactions, including, without limitation, executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments; furnishing information and copies of documents; filing applications, reports,

35

US_ACTIVE:\44421824\14\76830.0322

returns, filings and other documents or instruments with governmental authorities; and otherwise cooperating with the Initiating Seller and the Proposed Transferee; provided, however, that the Selling Members shall be obligated to become liable (severally and not jointly) in respect of any representations, warranties, covenants, indemnities or otherwise to the Proposed Transferee solely to the extent provided in the immediately following sentence. Without limiting the generality of the foregoing, each Selling Member agrees to execute and deliver such agreements as may be reasonably specified by the Initiating Seller to which the Initiating Seller will also be party, including, without limitation, agreements to (a) make individual representations as to the title to its Interest and the power, authority and legal right to transfer such Interest to the extent such agreements are also made by the Initiating Seller and (b) be liable in respect of any purchase price escrow or adjustment provisions or reduction in purchase price as may apply to Members generally resulting from representations, warranties, covenants and indemnities in respect of the Company to the extent that the Initiating Seller is also liable; provided, however, that, (i) except with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Units, the aggregate amount of such liability shall not exceed the lesser of (a) such Selling Member's pro rata portion of any such liability, in accordance with such Selling Member's portion of the total value of Interests included in the Sale or (b) the proceeds to such Selling Member as a result of such Sale and (ii) with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Interests, the aggregate amount of such liability shall not exceed the proceeds to such Selling Member as a result of such Sale.

12.4.3   Closing.   The closing of a Sale pursuant to Section 12.2 or Section 12.3 shall take place at such time and place as the Initiating Seller shall specify by reasonable advance notice to each Selling Member. It is understood and agreed that the Initiating Seller shall not have any liability to any other Member arising from, relating to or in connection with any proposed transaction which has been the subject of a Tag-Along Notice or a Take-Along Notice, whether or not such proposed transaction is consummated, other than liability for breach of the applicable provisions of this Agreement.

12.4.4   Remain Subject. Units transferred pursuant to Sections 12.2 and 12.3 shall remain subject to the provisions of this Agreement.

13.   DISSOLUTION OF COMPANY

13.1   Termination of Membership.   No Member shall resign or withdraw from the Company or Transfer its Interest in the Company to a transferee, except as specifically permitted by this Agreement.

13.2   Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events: (a) the entry of a decree of judicial dissolution under Section 18-802 of the Act, (b) written Member Consent or (c) the disposition of all of the Company's assets.

13.3   Liquidation.   Upon dissolution of the Company for any reason, subject to Section 6.6, the Company shall immediately commence to wind up its affairs. A reasonable

period of time shall be allowed for the orderly termination of the Company's business, discharge of its liabilities, and distribution or liquidation of the remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process. After the payment of the debts and liabilities of the Company and the establishment of reasonable reserves, any property or assets of the Company, including proceeds from the liquidation thereof, remaining upon the dissolution and liquidation of the Company shall be Distributed to the Members in proportion to their respective Percentage Interest. A full accounting of the assets and liabilities of the Company shall be taken and a statement thereof shall be furnished to each Member promptly after the distribution of all of the assets of the Company. Such accounting and statements shall be prepared under the direction of the Board of Managers.

13.4   No Action for Dissolution. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 13.2. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests of all Members. Accordingly, except where the Board of Managers has failed to liquidate the Company as required by Section 13.3 and except as specifically provided in Section 18-802 of the Act, each Member hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

13.5   No Further Claim. Upon dissolution, each Member shall have recourse solely to the assets of the Company for the return of such Member's capital, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate Capital Contributions of each Member, such Member shall have no recourse against the Company, the Board of Managers or any other Member.

14.   **INDEMNIFICATION**

14.1   General. To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless the Board of Managers and each member of the Board, each Member, including the Tax Matters Member in such Member's capacity as such, and the officers of the Company (all indemnified persons being referred to as "Indemnified Persons" for purposes of this Article 14), from any liability, loss or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company, from liabilities or obligations of the Company imposed on such Indemnified Person by virtue of such Indemnified Person's position with the Company, including reasonable attorneys' fees and costs and any amounts expended in the settlement of any such claims of liability, loss or damage; provided, however, that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under this Section 14.1 shall be available only if (a) either (i) the Indemnified Person, at the time of such action or inaction, determined in good faith that its course of conduct was in, or not opposed to, the best interests of the Company or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend its inaction to be harmful or opposed to the best interests of the Company and (b) the action or inaction did not constitute fraud or willful misconduct by the Indemnified Person; provided, further, however, that indemnification under this Section 14.1

37

shall be recoverable only from the assets of the Company, and not from any assets of the Members. The Company shall pay or reimburse reasonable attorneys' fees of an Indemnified Person as incurred, provided that such Indemnified Person executes an undertaking, with appropriate security if requested by the Board, to repay the amount so paid or reimbursed in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Article 14. The Company may pay for insurance covering liability of the Indemnified Persons for negligence in operation of the Company's affairs.

14.2   Exculpation. Without limiting the scope of Section 14.5 and subject to applicable law, no Indemnified Person (each of which shall be a third-party beneficiary of this Agreement solely for purposes of this Section 14.2) shall be liable, in damages or otherwise, to the Company, any Member or any of their Affiliates, for any loss that arises out of any act performed or omitted to be performed by it, him or her in good faith (including, without limitation, any act or omission performed or omitted by any of them in reliance upon and in accordance with the opinion or advice of experts, including, without limitation, of legal counsel as to matters of law, of accountants as to matters of accounting, or of investment bankers or appraisers as to matters of valuation), except with respect to (i) any act taken by such Indemnified Person purporting to bind the Company that such Indemnified Person did not reasonably believe to have been taken in accordance with this Agreement (or authorized by the Board of Managers) or (ii) any act or omission with respect to which such Indemnified Person was grossly negligent or engaged in intentional misconduct.

14.3   Persons Entitled to Indemnity.   Any Person who is within the definition of "Indemnified Person" at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Article 14 as an "Indemnified Person" with respect thereto, regardless of whether such Person continues to be within the definition of "Indemnified Person" at the time of such Indemnified Person's claim for indemnification or exculpation hereunder.

14.4   Procedure Agreements.   The Company may enter into an agreement with the Indemnified Persons setting forth procedures consistent with applicable law for implementing the indemnities provided in this Article 14.

14.5   Elimination of Liabilities and Fiduciary Duties.   Except as provided in this Agreement, no Member has any duty (including fiduciary duties) to any other Member, any Manager, the Company or any other Person, and any duties or implied duties (including fiduciary duties) of any Member to the Company or to any other Member that would otherwise apply at law (common or statutory) or in equity are hereby eliminated to the fullest extent permitted under the Act (including Section 18-1101(c) and (e) of the Act) and any other applicable law; provided, however, that this Agreement does not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing or any act of willful misconduct.

14.6   Interested Transactions. To the fullest extent permitted by law, no member of the Board of Managers shall be deemed to have breached any duty to the Company or the Members (and such member of the Board of Managers shall not be liable to the Company or to the

Members for breach of any such duty) with respect to any action or inaction in connection with or relating to any transaction that was approved in accordance with Section 6.7.

14.7 Other Duties. Notwithstanding any other provision of this Agreement or otherwise applicable law, the Members and their Affiliates may each engage in any other business activities whatsoever and engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business conducted or proposed to be conducted by the Company or any of its Affiliates, and none of the Company, any of its Affiliates or any other Member (including such other Member's Affiliates) shall have any rights in, with respect to, or to be informed of such other business activities or ventures or the income or profits derived therefrom. The Members and their Affiliates shall not be obligated to present any business or investment opportunity to the Company or its Affiliates even if such opportunity is of a character that, if presented to the Company or such Affiliates, could be taken by the Company or such Affiliates, and the Members and their Affiliates shall have the right to take for their own account (individually or as a partner, member, shareholder, fiduciary or otherwise) or to recommend to any other Person any such particular business or investment opportunity.

15. REPRESENTATIONS AND COVENANTS BY THE MEMBERS

Each Member hereby represents and warrants to, and agrees with, the Board of Managers, the other Members and the Company as follows:

15.1 Investment Intent. Such Member is acquiring such Member's Interest with the intent of holding the same for investment for such Member's own account and without the intent or a view of participating directly or indirectly in any distribution of such Interests within the meaning of the Securities Act or any applicable state securities laws.

15.2 Securities Regulation. Such Member acknowledges and agrees that such Member's Interest is being issued and sold in reliance on the exemption from registration under the Securities Act and exemptions contained in applicable state securities laws, and that such Member's Interest cannot and will not be sold or transferred except in a transaction that is exempt under the Securities Act and applicable state securities laws or pursuant to an effective registration statement under the Securities Act and applicable state securities laws. Such Member understands that such Member has no contractual right for the registration under the Securities Act of such Member's Interest for public sale and that, unless such Member's Interest is registered or an exemption from registration is available, such Member's Interests may be required to be held indefinitely.

15.3 Knowledge and Experience. Such Member has such knowledge and experience in financial, tax and business matters as to enable such Member to evaluate the merits and risks of such Member's investment in the Company and to make an informed investment decision with respect thereto.

15.4 Economic Risk. Such Member is able to bear the economic risk of such Member's investment in such Member's Interest.

US_ACTIVE:\44421824\14\76830.0322

15.5   Binding Agreement. Such Member has all requisite power and authority to enter into and perform this Agreement and this Agreement is and will remain such Member's valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors rights).

15.6   Tax Position. A Member will not take a position on such Member's federal income tax return, in any claim for refund or in any administrative or legal proceedings that is inconsistent with this Agreement or with any information return filed by the Company unless such Member provides prior written notice to the Company and consults with and considers in good faith the suggestions of the Company with respect to such position.

15.7   Information. Such Member has received all documents, books and records pertaining to an investment in the Company requested by such Member. Such Member has had a reasonable opportunity to ask questions of and receive answers concerning the Company, and all such questions have been answered to such Member's satisfaction.

15.8   Licenses and Permits. Such Member will cooperate in providing such information, in signing such documents and in taking any other action as may reasonably be requested by the Company in connection with obtaining any foreign, federal, state or local license or permit needed to operate its business or the business of any entity in which the Company invests.

16.   COMPANY REPRESENTATIONS

In order to induce the Members to enter into this Agreement and to make the Capital Contributions contemplated hereby, the Company hereby represents and warrants to each Member as follows:

16.1   Duly Formed. The Company was duly formed and is a validly existing limited liability company under the Act, with all necessary power and authority under the Act to issue the Interests to be issued to the Members hereunder. All action of the Company necessary to authorize the effectiveness of this Agreement has been taken.

16.2   Valid Issue. When the Interests are issued to the Members as contemplated by this Agreement and the Capital Contributions required to be made by the Members are made, the Interests issued to the Members will be duly and validly issued and no liability for any additional capital contributions or for any obligations of the Company will attach thereto.

17.   AMENDMENTS TO AGREEMENT

17.1   Amendments. This Agreement may be modified or amended with the prior written consent of the Board of Managers, subject to Section 6.6. Notwithstanding the foregoing provisions of this Section 17.1, (1) this Section 17.1 may not be amended without the written approval of each Member; and (2) other provisions of this Agreement may not be amended without the written approval of each Member affected if the amendment (a) would reduce any such Member's Interests or would reduce the allocation to such Member of Net Profit or Net Loss, or would reduce the Distributions of cash or property to such Member from that which is

provided or contemplated herein, unless such amendment treats all Members ratably based on their Interests and such amendment is being executed to reflect (i) any dilution in such Member's Interest resulting from the issuance of Units contemplated by Article 3 or (ii) the acceptance of a new Member pursuant to Article 11; or (b) would increase such Member's obligation to make Capital Contributions or obligation with respect to other liabilities (taking into account and considering the rights and obligations of such Member prior to such amendment or modification). Sections 14.1, 14.2 and 14.3 of this Agreement may not be amended in a manner to reduce or restrict the indemnification rights provided in Sections 14.1, 14.2 and 14.3 unless the indemnitee has consented; provided, however, that such indemnification rights with respect to any officer of the Company may be so amended, on a prospective basis with respect to acts occurring after the date of such amendment only, upon 30 days prior written notice to such officer. All proposed amendments to this Agreement will be sent to each Member within a reasonable period of time prior to being presented for approval whether by the Board or the Members and also promptly after the effectiveness thereof.

17.2   Amendments by the Board of Managers.   Notwithstanding anything in Section 17.1 to the contrary, the Board of Managers, without the consent or approval at any time of any Member (each Member, by executing this Agreement, being deemed to consent to any such amendment), may amend any provision of this Agreement or the Certificate of Formation, and may execute, swear to, acknowledge, deliver, file and record all documents required or desirable in connection therewith, to reflect (i) a change in the name of the Company or the location of the principal place of business of the Company, (ii) the admission, dilution, substitution, termination or withdrawal of any Member in accordance with the provisions of this Agreement, (iii) a change that is necessary to qualify the Company as a limited liability company or a company in which the Members have limited liability, (iv) a change that is (A) of an inconsequential nature and does not adversely affect any Member in any material respect, (B) necessary to clarify any ambiguity or to correct or supplement any provisions of this Agreement or (C) required or specifically contemplated by this Agreement, or (v) any amendment that the Board of Managers deems necessary to comply with any applicable law, rule, regulation or interpretation.

17.3   Corresponding Amendment of Certificate. The Board of Managers shall cause to be prepared and filed any amendment to the Certificate that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

17.4   Binding Effect. Any modification or amendment to this Agreement pursuant to and in accordance with this Article 17 shall be binding on all Members.

18.   GENERAL

18.1   Successors; Delaware Law; Etc. This Agreement (a) shall be binding upon the executors, administrators, estates, heirs and legal successors and permitted assigns of the Members, (b) shall be governed by and construed in accordance with the laws of the State of Delaware, and (c) may be executed in more than one counterpart, all of which together shall constitute one agreement, contains the entire contract among the Members as to the subject matter hereof. No failure or delay by the Members in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial waiver of any of the provisions, terms

or conditions contained in this Agreement be considered as a continued waiver thereof or a waiver of any of the other provisions, terms or conditions hereof.

18.2 <u>Notices, Etc.</u> All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery or receipt (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service), addressed (a) if to any Member, at the address of such Member set forth in the records of the Company or at such other address as such Member shall have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Board of Managers to it at: [   ], with a copy to [   ] (which copy shall not constitute notice) at: [   ], Attention: [   ].

18.3 <u>Execution of Documents.</u> From time to time after the Effective Date, upon the request of the Board of Managers, each Member shall perform, or cause to be performed, all such additional acts, and shall execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement. Each Member, including each new and substituted Member, by the execution of this Agreement or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and appoints the Board of Managers or any Person designated by the Board to act on such Member's behalf for purposes of this <u>Section 18.3</u> as such Member's true and lawful attorney-in-fact with full power and authority in such Member's name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including:

(a) all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Board deems appropriate to qualify or to continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board, necessary to protect the limited liability of the Members;

(b) all amendments to this Agreement adopted in accordance with the terms hereof and all instruments that the Board deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(c) all conveyances and other instruments that the Board deems appropriate to reflect the dissolution of the Company.

The appointment by each Manager or any Person designated by the Board to act on its behalf for purposes of this <u>Section 18.3</u> as such Member's attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Board to act as contemplated by this Agreement in any filing and other action by him, her or it on behalf of the Company, and shall survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Member giving such power and the transfer or assignment of all or any part of such Member's Interests; <u>provided, however,</u> that in the event of a Transfer by a Member of all of its Interest, the power of attorney given by the transferor shall survive such assignment only until such time as the transferee shall have been admitted to the Company as a substituted Member and all required

documents and instruments shall have been duly executed, filed, and recorded to effect such substitution.

18.4   Arbitration.   The Parties hereby irrevocably agree that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, shall be resolved by binding arbitration ("Arbitration") in accordance with the following procedures:

18.4.1   Initiation of the Arbitration. The party or parties on one side of the dispute(s) (collectively the "Claimant") may initiate the Arbitration by sending to the party or parties on the other side of the dispute(s) (collectively the "Respondent") written notice identifying the matter(s) in dispute and invoking the procedures of this Section 18.4 (the "Demand"). The Demand shall include a statement setting forth the nature of the dispute(s), the amount in controversy, if any, and the remedy sought. Within thirty (30) days of receipt of the Demand, the Respondent shall submit a statement (the "Answer"), that shall set forth the Respondent's response(s) to the Claimant's claim(s) and any counterclaims asserted by the Respondent, setting forth the nature and amount of such counterclaim(s), and the remedy sought by the Respondent. Within ten (10) days following the Answer, the parties shall meet and confer to try to resolve the dispute(s).

18.4.2   Selection of the Arbitrators.   If, after meeting and conferring, the parties are unable to resolve the dispute(s), the Claimant shall submit the Demand and Answer, along with the required fees, to the Judicial Arbitration and Mediation Services ("JAMS") resolution center in New York, New York. In accordance with the Arbitration Rules, JAMS will provide a list of at least five (5) arbitrator candidates, each of whom shall be a former federal district court judge of a United States District Court or a former justice of the Chancery Court of the State of Delaware. If the parties are unable to agree on an arbitrator from the list, then, in accordance with the Arbitration Rules, within seven (7) days of receipt of the list, each Party may strike two (2) names and shall strike the remaining candidates in order of preference. The remaining arbitrator candidate with the highest composite ranking shall be appointed as the arbitrator (the "Arbitrator"). The parties shall use commercially reasonable efforts to engage the Arbitrator within fifteen (15) days of filing their dispute with JAMS.

18.4.3   Rules of Procedure.   Except as modified in this Section 18.4, the Arbitration proceeding shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules & Procedures, effective October 1, 2010 (collectively, the "Arbitration Rules").

18.4.4   Discovery. Except as set forth herein, the Arbitration shall proceed consistent with JAMS' discovery rules. The parties shall have twenty (20) Business Days following the date the Arbitrator is engaged (the "Arbitrator Engagement Date") to serve not more than ten (10) written document requests and not more than seven (7) interrogatories (including subparts). Objections to document requests, and responses to interrogatories, shall be due thirty (30) Business Days after service on the party(ies) from whom such discovery is sought. The parties shall complete production of documents not

more than sixty (60) days after service of document requests; <u>provided, however,</u> that, if a party objects to a document request and a motion to compel production is made, a party shall have fifteen (15) days after the Arbitrator resolves that motion to compel to produce any additional documents required by the Arbitrator's order. The party(ies) on each side of the dispute shall have the opportunity to take up to seven (7) depositions, with each deposition limited to seven hours of testimony. Such depositions shall be completed within six (6) months of the Arbitrator Engagement Date. Upon good cause shown by the requesting party(ies), the Arbitrator can modify the scope of discovery available to the parties and the discovery schedule set forth herein.

18.4.5   <u>The Arbitration Hearing.</u> At a date that is mutually convenient to the Arbitrator and the parties, but commencing no later than thirty (30) days following the close of discovery, the Arbitrator shall commence the arbitration hearing (the "<u>Arbitration Hearing</u>"). The Arbitration Hearing shall take place in New York, New York, at a location mutually selected by the parties or, absent agreement, chosen by the Arbitrator. The Arbitration Hearing need not run for consecutive days but must be completed within sixty (60) days following commencement of the Arbitration Hearing. At the Arbitration Hearing, the Arbitrator is bound to follow the substantive laws of Delaware applicable to the issues in the case, without regard to conflict of law principles. A failure to follow such law is grounds for a challenge to the award. Upon a showing of good cause by the requesting party(ies), the Arbitrator, using his or her reasonable discretion, shall determine the need to modify the time limits set forth in this <u>Section 18.4.5.</u>

18.4.6   <u>Form of Decision.</u> The Arbitrator shall render a reasoned award in writing, setting forth the decision, the basis therefore, and the relief to be granted to the party(ies) on each side of the dispute (the "<u>Award</u>"), no later than thirty (30) days following the last day of the Arbitration Hearing. In no event shall the Arbitrator award punitive damages to any of the parties involved in the dispute. The Arbitrator's decision shall be a final and binding determination of the dispute. Judgment upon the Award may be entered exclusively in the United States District Court for the Southern District of New York; <u>provided, however,</u> that if that court lacks jurisdiction, then the decision may be entered in the Supreme Court of the State of New York, County of New York.

18.4.7   <u>Payment of Arbitration Expenses.</u> The Claimant(s) and the Respondent(s) shall each pay 50% of the Arbitrator's fees and expenses while the arbitration is pending.

18.4.8   <u>Submission to Jurisdiction.</u> To the extent any party seeks to challenge or dispute the scope, jurisdiction, conduct or result of the Arbitration, or requires judicial intervention in aid or furtherance of the Arbitration, such party(ies) shall bring such action exclusively in the United States District Court for the Southern District of New York; <u>provided, however,</u> that, if subject matter jurisdiction is unavailable in that court, then all such claims shall be transferred to or otherwise brought, heard and determined exclusively in the Supreme Court of the State of New York, County of New York. With respect to any such action, each party irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or, if that court

lacks jurisdiction, the Supreme Court of the State of New York, County of New York), and agrees that it shall not attempt to deny or defeat personal jurisdiction by motion or other request for leave from such court, shall not argue that such court is an inconvenient forum, and agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.

18.4.9 <u>Attorneys' Fees and Costs.</u> The prevailing party in the Arbitration shall be entitled to seek payment of its reasonable out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel and other professionals). To the extent the Arbitrator awards less than all of the relief requested, the Arbitrator shall award the reasonable out-of-pocket costs and expenses of a party in proportion to the extent such party prevailed in the Arbitration. If a party fails to proceed with the Arbitration, unsuccessfully challenges the Award, or fails to comply with the Award, the party(ies) on the other side of the dispute shall be entitled to recover its(their) costs of suit including reasonable attorneys' fees for having to compel arbitration or defend or enforce the Award.

18.5 <u>Waiver of Jury Trial.</u> To the extent not prohibited by applicable law which cannot be waived, the Company and each Member hereby waives, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, claim, demand, action or cause of action arising out of or based upon this Agreement or the subject matter hereof, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise.

18.6 <u>Severability.</u> If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination shall not affect the other provisions hereof, each of which shall be construed and enforced as if the invalid or unenforceable portion were not contained herein. Such invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each such provision shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

18.7 <u>Table of Contents, Headings.</u> The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing this Agreement.

18.8 <u>No Third Party Rights.</u> Except for the provisions of <u>Sections 7.15</u> and <u>14.2,</u> the provisions of this Agreement are for the benefit of the Company, the Board of Managers and the Members and no other Person, including creditors of the Company, shall have any right or claim against the Company, the Board or any Member by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement.

[REMAINDER OF THIS PAGE BLANK]

US_ACTIVE:\44421824\14\76830.0322

THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE EFFECTIVE DATE.

GAUSS HOLDINGS LLC

By:_____
Name:_____
Title:_____

AUVERGNE, LLC

By:_____
Name:_____
Title:_____

GAUSS LLC

By:_____
Name:_____
Title:_____

Exhibit A

MEMBERS OF THE COMPANY, CAPITAL CONTRIBUTIONS, ISSUED UNITS AND PERCENTAGE INTEREST

(as of [   ], 2014)

Member	Units	Capital Contribution	Percentage Interest
LUK Holdco	6,750.00	$74,250,000	67.5%
Auvergne	3,250.00	$35,750,000	32.5%
TOTAL	10,000.00	$110,000,000	100%

Exhibit B

REPORTS

The Company shall require that the Joint Venture prepare, at the Joint Venture's expense, and deliver to the Company the financial statements of the Joint Venture and supporting financial statement schedules thereto, prepared, in each case, in accordance with GAAP, and such other financial information set forth below:

    i.   as soon as practicable following the end of each Fiscal Year (and in any event not later than twenty-one (21) calendar days after the end of such Fiscal Year), a balance sheet of the Joint Venture as of the end of such Fiscal Year and the related statements of operations, Members' equity and changes therein, and cash flows for such Fiscal Year, together with such supporting financial statement schedules as are contained in LUK's standard reporting package, in each case, to the extent the Joint Venture was in existence, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year, and in each case, reviewed by the Joint Venture's independent accountants;

    ii.   as soon as practicable following the end of each Fiscal Year (and in any event not later than fifty (50) calendar days after the end of such Fiscal Year), financial statements of the Joint Venture as of the end of such Fiscal Year, with full footnote disclosures appropriate for such financial statements, and, to the extent the Joint Venture was in existence, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year, all of which shall be audited and certified by the Joint Venture's independent accountants;

    iii.   as soon as practicable following the end of each of the first three fiscal quarters of each Fiscal Year (and in any event not later than fifteen (15) calendar days after the end of such fiscal quarter), unaudited financial statements of the Joint Venture as of the end of such fiscal quarter, together with such supporting financial statement schedules as are contained in LUK's standard reporting package; provided, that such information with respect to the first two (2) fiscal quarters immediately following the Effective Date shall be delivered no later than twenty-five (25) calendar days after the end of such fiscal quarters; and

    iv.   as soon as practicable following the end of each of the first eleven (11) fiscal months of each Fiscal Year (and in any event not later than twelve (12) calendar days after the end of such fiscal month), unaudited financial statements and management reports of the Joint Venture as of the end of such fiscal month, together with such supporting financial statement schedules relating to the Joint Venture's operations as LUK Holdco may request.

Exhibit C

Expense Reimbursement Letter

(see attached)

[FORM OF] EXPENSE REIMBURSEMENT AGREEMENT

This EXPENSE REIMBURSEMENT AGREEMENT (this "**Agreement**") is entered into as of [_____], 2014, by and between Golden Queen Mining Company, LLC, a California limited liability company (the "**Company**"), and Golden Queen Mining Co. Ltd., a British Colombia corporation ("**Golden Queen**").

RECITALS

A.   Golden Queen is the sole stockholder of Golden Queen Holdings, Inc., a California corporation and a member of the Company ("**GQ Holdco**"), and contemporaneously herewith, Golden Queen, GQ Holdco and Gauss LLC, a Delaware limited liability company, entered into that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of [_____], 2014 (the "**Operating Agreement**").

B.   The Company was formed for the purpose of, and the nature of the business to be conducted by the Company is, developing, bringing into production and operating the Soledad Mountain Project (the "**Project**").

C.   Golden Queen has staff with certain expertise and experience in the operation and development of mining projects, and the Company will require such skills and services from Golden Queen in connection with its business operations and execution of strategic plans.

D.   Golden Queen is willing to provide such skills and services to the Company, including the appointment of H. Lutz Klingmann and Andrée St. Germain (the "**Officers**"), both employees of Golden Queen, as the Chief Executive Officer and Chief Financial Officer, respectively, of the Company.

E.   The Company and Golden Queen wish to provide for the terms and conditions upon which the Company will reimburse Golden Queen for certain costs and expenses associated with the appointment of the Officers as officers of the Company and the utilization by the Officers of certain resources of Golden Queen in connection with the Project.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Golden Queen and the Company hereby agree as follows:

AGREEMENT

1.   Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the same meaning as set forth in the Operating Agreement.

2.   Appointment. Golden Queen acknowledges and agrees that H. Lutz Klingmann and Andrée St. Germain shall serve as the Chief Executive Officer and Chief Financial Officer, respectively, of the Company, and that, as part of their duties as officers of the Company, the Officers shall, and shall enlist the resources of Golden Queen to, conduct the Company's Operations, including (without limitation), (i) providing financial and business services to the Company, including assisting the Company in preparing a strategic plan, (ii) assisting the

Company in analyzing its operations and historical performance; (iii) assisting the Company in analyzing future prospects; (iv) assisting the Company with respect to the preparation of budgets for the operation of the Company's business (v) assisting the Company in the preparation of reports as provided under Section 9.3 of the Operating Agreement; (vi) assisting the Company in the preparation of tax filing and returns, (vii) assisting the Company in maintaining the books and records of the Company, (viii) assisting the Company in the responding to the inspection and information requests of Members under Section 9.2 of the Operating Agreement, and (ix) assisting the Company with any other tasks in its day-to-day operations as are generally within the purview of a chief executive officer and chief financial officer (collectively, the "**Services**").

3.   Expense Reimbursement. From and after the date hereof, in consideration of the ongoing Services to be provided by Golden Queen and the Officers, the Company agrees to reimburse Golden Queen for its reasonable and documented corporate overhead and general expenses incurred in connection with the Services (the "**Overhead Expenses**"). Golden Queen shall bill the Overhead Expenses to the Company on a quarterly basis as a management fee (the "**Management Fee**"), and the Management Fee shall be payable within 30 days of receipt by the Company of invoices therefor. For all purposes under this Agreement, except as and to the extent otherwise provided in Section 4, Overhead Expenses shall exclude all costs, fees and expenses incurred by Golden Queen in connection with, or with respect to, its reporting obligations as a public company, its compliance obligations, and other matters related to such obligations ("**Public Company Obligations**"). For purposes of this Agreement, Overhead Expenses shall include the following:

(a)   Administrative supervision, which includes all services rendered by the Officers, and expressly includes the salary, benefits and incentive compensation of the Officers and any administrative staff or personnel that directly support the Officers in the performance of the Services, including (i) cost of holiday, vacation, sickness and disability benefits, and other customary allowances; (ii) Golden Queen's actual cost of established plans for life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus and other benefit plans of a like nature; and (iii) taxes imposed by any governmental authority that are applicable to the salary, benefits and incentive compensation chargeable under this Section 3(a) excluding any penalties (collectively "**Employment Expenses**");

(b)   Accounting, data processing, personnel administration, billing and record keeping in accordance with governmental regulations and the provisions of the Agreement, and preparation of reports;

(c)   The services of tax counsel and tax administration employees for all tax matters, including any protests, except any outside professional fees which the Board of Managers may approve;

(d)   Routine legal services rendered by outside sources; and

(e)   Rentals and other charges for office and records storage space, telephone service, office equipment and supplies.

2

Notwithstanding anything to the contrary in this Agreement, in no event shall the amount of Overhead Expenses payable by the Company to Golden Queen hereunder exceed Two Million U.S. Dollars (US $2,000,000.00) per year (the "**Cap**"); provided, however, that the Cap shall be increased or decreased annually, as applicable, based on the year over year percentage increase or decrease in the Consumer Price Index (CPI) for All Urban Consumers (CPI-U), as published by the Bureau of Labor.

4.   Employment Expenses. For so long as the Project is the only business of Golden Queen and its Affiliates, the Company shall reimburse Golden Queen for 100% of the Officers' Employment Expenses, and Golden Queen shall be under no obligation to separately calculate, deduct or allocate any of the Officers' Employment Expenses to the performance of the Public Company Obligations. If at any time in the future, the Project is no longer the only business of Golden Queen and its Affiliates, then Golden Queen shall propose a reasonable allocation of the portion of the Officers' Employment Expenses to be allocated to the performance of Services under this Agreement and the Company and Golden Queen shall, in good faith, mutually determine the appropriate allocation thereof for purposes of this Agreement.

5.   Review of Overhead Expenses. The parties acknowledge and agree that Golden Queen shall not make a profit or suffer a loss as a result of the appointment of the Officers as officers of the Company and the utilization of certain resources of Golden Queen in connection with the Project. The Company shall have the right to review the Overhead Expenses invoiced by Golden Queen to the Company, and, if the Company reasonably determines that the methodology used or rates charged by Golden Queen in determining Overhead Expenses are deficient, insufficient or excessive (as the case may be), then Golden Queen and the Company shall cooperate to amend such methodology or rates.

6.   Termination of Agreement. This Agreement shall automatically terminate and be of no further force or effect, and no further payments shall be due by the Company thereunder, upon the removal of both Officers as officers of the Company; provided, however, that all Overhead Expenses incurred by Golden Queen prior to the termination of this Agreement but not yet invoiced to or paid by the Company shall be due and payable by the Company upon any termination of this Agreement; and provided, further, that Golden Queen shall be entitled to the reimbursement of any severance payments made by Golden Queen to the Officers required under the severance arrangements existing as of June 8, 2014 (or required under any subsequent severance arrangements or amendments to the existing severance arrangements but only to the extent such subsequent severance arrangements or amendments to the existing severance arrangements were previously approved by the Board of Managers of the Company).

7.   Amendments; Waivers; Assignments. No amendment of any term, provision or condition of this Agreement shall be effective, unless in writing and executed by each of the parties hereto. No waiver on any one occasion shall affect, extend to, or be construed as a waiver of, any right or remedy on any future occasion. No course of dealing of any person nor any delay or omission in exercising any right or remedy shall constitute an amendment of this Agreement or a waiver of any right or remedy of any party hereto. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written

consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void.

8.   <u>Entire Agreement; Conflicts.</u> This Agreement contains the entire understanding of the parties hereto with respect to the specific subject matter hereof and supersedes any prior communication or agreement with respect thereto. In the event of any conflict or inconsistency between this Agreement and the Operating Agreement or any other agreement entered into by the parties contemporaneously herewith, the terms of this Agreement shall control.

9.   <u>Choice of Law.</u> This Agreement shall be governed by and construed, and interpreted in all respects, in accordance with the laws of the Province of British Columbia, Canada without regard to conflicts of laws principles thereof.

10.   <u>Severability.</u> If in any judicial or arbitral proceedings a court or arbitrator shall refuse to enforce any provision of this Agreement, then such unenforceable provision shall be deemed eliminated from this Agreement for the purpose of such proceedings to the extent necessary to permit the remaining provisions to be enforced. To the full extent, however, that the provisions of any applicable law may be waived, they are hereby waived to the extent that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms, and in the event that any provision hereof shall be found to be invalid or unenforceable, such provision shall be construed by limiting it so as to be valid and enforceable to the maximum extent consistent with and possible under applicable law.

11.   <u>Counterparts.</u> This Agreement may be executed in one or more counterparts and by facsimile or by electronic mail, and each such counterpart copy or original shall be a fully operative original.

12.   <u>Headings.</u> All headings in this Agreement are inserted for convenience only and shall be disregarded in construing and enforcing provisions of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officer or representative as of the date first above written.

Golden Queen Mining Company, LLC

By: _____

Name: _____

Title: _____

Golden Queen Mining Co. Ltd.

By: _____

Name: _____

Title: _____

Exhibit D

Knowledge

H. Lutz Klingmann
Thomas M. Clay
Bryan A. Coates
Guy Le Bel
Bernard Guarnera
Andrée St-Germain

Exhibit E

Rights Offering Term Sheet

(see attached)

RIGHTS OFFERING TERM SHEET

This Rights Offering Term Sheet sets forth the principal terms of the Rights Offering. Capitalized Terms not otherwise defined herein shall have the meaning give thereto in the Transaction Agreement.

Issuer:	Golden Queen Mining Co. Ltd., a British Columbia company (the "**Company**").
The Offering:	Rights to subscribe for common shares of the Company (the "**Common Shares**").
Offering Size:	Aggregate amount not to exceed US$45 million (the "**Aggregate Offering Amount**").
Rights:	Subject to the terms hereof, each shareholder of the Company on the Record Date will receive such number of rights for each Common Share held (a "**Right**") to purchase Common Shares offered in the Rights Offering (the "**Offered Securities**"), which Rights, if exercised in full, will provide gross proceeds to the Company in an amount equal to the Aggregate Offering Amount.
Subscription Price:	US$1.10 per Offered Security (or the Canadian Dollar equivalent, at the election of the holder of the Rights) or such lesser amount as the Company may determine in order to comply with requirements of the TSX. No fractional Common Shares will be issued or cash paid in lieu thereof.
SEC Registration	The Company will file a registration statement on Form S-3 (or such other registration statement as may be available, the "**Registration Statement**") with the United States Securities and Exchange Commission (the "**SEC**") and applicable filings with states securities authorities and commissions, to register the offer and sale of the Rights and the Offered Securities in the United States.
Canadian Prospectus	The Company will file a short form prospectus for the purposes of qualifying the Offered Securities for distribution to the public with the securities commission of each of the Provinces of British Columbia, Alberta, Ontario and Quebec (the states and Provinces and other permitted jurisdictions in which the Rights and Offered Securities will be offered, collectively, the "**Eligible Jurisdiction**s").
Record Date:	At least seven (7) trading days after final TSX approval of Rights Offering; provided, that the Record Date shall in no event be a date prior to August 18, 2014.
Rights Listing Date / Ex-Rights Trading Date:	2 trading days prior to the Record Date.
Mailing Date:	Rights and the applicable disclosure document will be mailed within 5 days of the Record Date.
Expiry Date:	45 Days after the Record Date, subject to extension at the reasonable discretion of the Board of Directors of the Company; provided, however, that the exercise period shall not be extended by more than thirty (30) days (in the aggregate) without the prior written consent of each of Auvergne and LUK Holdco.
Expiry Time:	5:00 p.m. (Eastern time) on the Expiry Date. Rights not exercised at or before the Expiry Time will be void and of no value and no longer exercisable for any Common Shares. Rights cease trading on the TSX at 12:00p.m. (Eastern time) on the Expiry Date.
Basic Subscription Privilege:	Holders of Rights in the Eligible Jurisdictions or other holders of Rights that are determined by the Company to be entitled to exercise Rights (collectively, "**Eligible Holders**") may exercise their Rights prior to the Expiry Time on the Expiry Date.

Additional Subscription Privilege:	Eligible Holders that exercise in full the Basic Subscription Privilege for their Rights are also entitled (the "**Additional Subscription Privilege**") to subscribe for Offered Securities, if any, not otherwise purchased by other holders of Rights pursuant to the Basic Subscription Privilege ("**Additional Common Shares**"). The maximum number of Additional Common Shares for which a holder of Rights will be able to subscribe pursuant to the Additional Subscription Privilege will be limited to such holder's *pro rata* share (determined in accordance with Canadian National Instrument 45-501) of the total amount of Additional Common Shares available for additional subscription. If a holder of Rights is entitled to fewer Additional Common Shares than the number subscribed for, any excess payment of the Subscription Price will be returned.
Standby Commitment:	The Company has the right to require that Auvergne and LUK Holdco, subject to certain terms, conditions and limitations, purchase all or part of the Common Shares issuable pursuant to any Rights that are unexercised by other holders of Rights (the "**Standby Shares**"). In consideration for the agreement of Auvergne and LUK Holdco to purchase Standby Shares at the Company's election (the "**Standby Commitment**"), Auvergne and LUK Holdco will be entitled to the payment of an aggregate fee (the "**Standby Purchaser Fee**") in an amount of US$2.25 million. The Standby Purchaser Fee will be fully earned upon execution of the Standby Commitment, will be due and payable on the Closing Date, and will be non-refundable when paid (regardless of the Aggregate Offering Amount and whether or not the Rights Offering is consummated).
Use of Proceeds:	The proceeds from the Rights Offering will be used to make an investment in the amount of the Top Up Amount (as defined in the JV Operating Agreement) into the Joint Venture, and any balance will be applied to general corporate purposes of the Company.
Eligible Holders and Eligible Jurisdictions:	Exercises of Rights will be accepted only from Eligible Holders, being holders of Rights with an address of record in an Eligible Jurisdiction, except where the Company determines that an ineligible holder of Rights is an Eligible Holder, being a holder in respect of which the offering to and subscription by such holder is lawful and made in compliance with all securities and other laws applicable in the jurisdiction where such holder is resident.
Exercise of Rights:	Shareholders of the Company on the Record Date who are Eligible Holders will receive a rights certificate containing instructions on how Rights may be exercised. Eligible Holders that wish to exercise Rights issued in respect of Common Shares held through a broker or other intermediary (a "**Participant**") will have to contact such Participant to determine how Rights may be exercised. For Common Shares held through a Participant in the book-based system administered by CDS or in the book-based system administered by DTC, an Eligible Holder may exercise the Rights issued in respect of such Common Shares (under the Basic Subscription Privilege and, if further desired, under the Additional Subscription Privilege) by: (a) instructing the Participant holding such Rights to exercise all or a specified number of such Rights pursuant to the Basic Subscription Privilege, and if desired by such holder, pursuant to the Additional Subscription Privilege; and (b) forwarding to such Participant the Subscription Price for each Common Share that such holder wishes to subscribe for in accordance with the terms of the Rights Offering.

Subscriptions for Offered Securities will be irrevocable and Eligible Holders who have exercised their Rights will be unable to withdraw their subscriptions for Offered Securities once submitted. |
| **Intention of Insiders not to Exercise Rights:** | Members of the Clay Family (as defined in the JV Operating Agreement) whose votes are not entitled to be counted in obtaining the GQ Stockholder Approval may elect not to exercise their Rights, and to the extent they do not exercise such rights, they may |

make those rights available for resale in a private transaction or through the TSX or OTCQX after September 26, 2014.

Listing and Trading: An application will be submitted to the TSX to approve the listing of the Rights, and the Common Shares issuable upon the exercise of the Rights. Upon listing of the Rights on the TSX, holders of Rights that do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of such holders. Holders of Rights may elect to exercise only some of their Rights and dispose of the remainder of them. The Subscription Agent will facilitate subdivisions of the Rights until 5:00 p.m. (Eastern time) on the date that is three (3) trading days prior to the scheduled Expiry Date.

Subscription Agent and Depositary: It is anticipated that Computershare (Canada) will be appointed as the agent of the Company to receive subscriptions and payments from holders of Rights, to act as depositary and to perform certain services relating to the exercise and transfer of Rights.

Managing Dealer: The Company may engage a managing dealer for the Rights Offering on terms to be negotiated.

Termination Right of the Company: The Company has the right to terminate the Rights Offering at any time prior to the date on which the Rights are listed for trading on the TSX if, prior to such date, (i) the Company has not received GQ Stockholder Approval, (ii) the TSX has not approved the listing of the Rights or Common Shares acquirable upon exercise of the Rights or (iii) the Transaction Agreement is terminated in accordance with its terms.